As filed with the Securities and Exchange Commission on October 15, 2013.

Registration No. 333-191085

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 7

TO

Form S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

VEEVA SYSTEMS INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7372	20-8235463
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

Veeva Systems Inc.

4637 Chabot Drive, Suite 210

Pleasanton, California 94588

(925) 452-6500

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Timothy S. Cabral

Chief Financial Officer

Veeva Systems Inc.

4637 Chabot Drive, Suite 210

Pleasanton, California 94588

(925) 452-6500

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Robert V. Gunderson, Jr., Esq.

Brian C. Patterson, Esq.

Richard C. Blake, Esq.

Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP
1200 Seaport Blvd.

Redwood City, California 94063
(650) 321-2400

Josh Faddis, Esq. Vice President, General Counsel and Corporate Secretary Veeva Systems Inc. 4637 Chabot Drive, Suite 210 Pleasanton, California 94588 (925) 452-6500	Gordon K. Davidson, Esq. Jeffrey R. Vetter, Esq. James D. Evans, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☐

Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued October 15, 2013

13,045,000 Shares

CLASS A COMMON STOCK

Veeva Systems Inc. is offering 9,720,000 shares of its Class A common stock and the selling stockholders are offering 3,325,000 shares of Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering of our Class A common stock and no public market currently exists for our shares of Class A common stock. We anticipate that the initial public offering price will be between $16.00 and $18.00 per share.

We have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. The holders of our outstanding Class B common stock will hold approximately 98.8% of the voting power of our outstanding capital stock following this offering, and our executive officers and directors and their affiliates will hold approximately 74.0% of the voting power of our outstanding capital stock following this offering.

Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol “VEEV.”

We are an “emerging growth company” as defined under the federal securities laws. Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 13.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Veeva	Proceeds to Selling Stockholders
Per share	$	$	$	$
Total	$	$	$	$

We have granted the underwriters the right to purchase up to an additional 1,956,750 shares of Class A common stock to cover over-allotments.

The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on            , 2013.

MORGAN STANLEY	DEUTSCHE BANK SECURITIES

PACIFIC CREST SECURITIES	STIFEL	WELLS FARGO SECURITIES	CANACCORD GENUITY

                         , 2013

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                     , 2013 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and in “Risk Factors” beginning on page 13, before deciding whether to purchase shares of our Class A common stock. Unless the context otherwise requires, we use the terms “Veeva,” the “company,” “we,” “us” and “our” in this prospectus to refer to Veeva Systems Inc. and its subsidiaries.

VEEVA SYSTEMS INC.

Veeva is a leading global provider of industry-specific, cloud-based software solutions for the life sciences industry. Our solutions enable pharmaceutical and other life sciences companies to realize the benefits of modern cloud-based architectures and mobile applications for their most critical business functions, without compromising industry-specific functionality or regulatory compliance. Our customer relationship management solutions enable our customers to increase the productivity and compliance of their sales and marketing functions. Our regulated content management and collaboration solutions enable our customers to more efficiently manage a range of highly regulated, content-centric processes across the enterprise. Our customer master solution enables our customers to more effectively manage complex healthcare provider and healthcare organization data. We have built our company’s culture around customer success and believe that our customers consider us a strategic business partner.

We founded our company in 2007 on the premise that industry-specific business problems would best be addressed by industry-specific, cloud-based solutions, an approach referred to as Industry Cloud. We believe Industry Cloud solutions are particularly relevant to global, complex and heavily regulated industries, such as the life sciences industry that we serve. Although there are some basic functions within life sciences companies that horizontal cloud-based solutions have been able to address, such as payroll and expense management, the industry has largely continued to rely on legacy, on-premise information technology (IT) systems to meet industry-specific needs in critical business functions such as new drug submissions, quality management, sales and marketing. As a result, prior to Veeva, life sciences companies were largely unable to implement cloud-based solutions for many of their most critical business functions.

Our Industry Cloud for life sciences consists of cloud-based solutions that were designed from the ground up to address the specific business and regulatory requirements of this global industry. Veeva CRM, our customer relationship management solution for sales representatives, enables a broad range of industry-specific functions such as drug sample tracking with electronic signature capture, healthcare affiliations management, and the ability to conduct interactive, rich media demonstrations with physicians on a mobile device, with or without an internet connection. Veeva Vault, our regulated content management and collaboration solution, enables the management of complex, content-centric processes, such as the collection, management and organization of thousands of documents during clinical trials and managing the complex versioning, workflows and approvals for promotional materials, in compliance with stringent government regulations. Veeva Network, our recently announced customer master solution that will be generally available in late 2013, enables the creation and maintenance of the healthcare provider and organization master data that drives life sciences companies’ sales and marketing operations.

Our solutions utilize multi-tenant architectures, allowing us to rapidly deliver new functionality to all customers simultaneously and enabling our customers to benefit from our innovations and to comply with frequently changing regulations more quickly because all customers are using the same version of our solutions. A multi-tenant architecture is one that allows multiple customers to use the same hardware and software infrastructure while keeping each customer’s data logically separated. In addition, our global employee base, including our professional services team, gives us insights into industry best practices that can be quickly incorporated into our solutions, benefitting all of our customers. We believe this industry-focused approach of continual improvement has the potential to make our Industry Cloud the standard for the life sciences industry. In addition, we believe that the data generated from our deep, industry-specific applications can provide unique insights about the industry that we can incorporate into our solutions, further increasing the value of our Industry Cloud.

An element of our strategy has been to build a global enterprise to serve the needs of the life sciences industry worldwide. As of July 31, 2013, we had 593 employees, including approximately 190 employees located outside North America, primarily in Europe, Japan and China. Our solutions are designed to enable compliance with global regulatory requirements and are available in 27 languages. For our fiscal year ended January 31, 2013, international revenues constituted over one-third of our total revenues. We believe our global presence is a significant strategic asset, as our employees maintain strong local relationships with senior customer executives and obtain valuable feedback on both our existing and potential solutions suited to specific geographies.

We have achieved rapid customer growth and strong customer retention, which we believe is largely due to our acute focus on customer success. As of January 31, 2011, 2012 and 2013, we served 51, 95 and 134 life sciences customers, respectively. As of August 31, 2013, we served approximately 170 life sciences customers, including 33 of the 50 largest global pharmaceutical companies. Our solutions have been implemented in over 75 countries, ranging from deployments within a single division or geography to major deployments at some of the largest global pharmaceutical companies, including Bayer Healthcare AG, Boehringer Ingelheim GmbH, Eli Lilly and Company, Gilead Sciences, Inc., Merck & Co., Inc. and Novartis International AG, as well as projects at smaller life sciences companies. For an explanation of how we define our current customers, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations.”

We have experienced significant growth in revenues and profitability in a short period of time. For our fiscal years ended January 31, 2011, 2012 and 2013, our total revenues were $29.1 million, $61.3 million and $129.5 million, respectively, representing year-over-year growth in total revenues of 110% and 111% for our two most recent fiscal years. For the six months ended July 31, 2013, our total revenues were $92.4 million, representing period-over-period growth of 71%. For our fiscal years ended January 31, 2011, 2012 and 2013, our subscription services revenues were $19.6 million, $32.6 million and $73.3 million, respectively, representing year-over-year growth in subscription services revenues of 67% and 125% for our two most recent fiscal years. For the six months ended July 31, 2013, our subscription services revenues were $62.0 million, representing period-over-period growth of 112%. We generate revenues from subscription fees, generally based on the number of users, and from professional services fees, for configuration, implementation and training. We generated net income of $3.9 million, $4.2 million and $18.8 million for our fiscal years ended January 31, 2011, 2012 and 2013, respectively, and $7.4 million and $10.8 million for the six months ended July 31, 2012 and 2013, respectively.

Industry Background

The Life Sciences Industry is Large and Growing, with Specific and Complex Technology Needs

The life sciences industry is one of the largest industries in the world, with over 23,000 life sciences companies of record in 2012. According to MarketLine, in 2012, life sciences companies had combined global revenues of approximately $1.6 trillion, and the industry is expected to grow at a compound annual growth rate of approximately 6% per year through 2016. Life sciences companies face a range of strategic and regulatory opportunities and challenges, requiring substantial investment in IT applications and infrastructure. International Data Corporation (IDC) estimates that life sciences companies spent approximately $44 billion on technology in 2012.

The life sciences industry faces a number of regulatory, business and operational pressures that create the need for industry-specific, cloud-based solutions:

Stringent Regulatory Requirements. The industry is subject to compliance regimes that are complex, vary widely by regulatory body and geography, and change frequently. Furthermore, the life sciences industry is experiencing increasing levels of scrutiny and regulatory enforcement worldwide, which have led to individual fines exceeding a billion dollars.

Global Expansion. Life sciences companies have significantly increased their international operations across many functions including product development, manufacturing, marketing and distribution. This global expansion has increased the need to collaborate across functions and geographies, both internally and with third parties, which can necessitate new IT systems for life sciences companies.

Increasing Financial Pressures. Life sciences companies have faced increasing financial pressures in recent years. The largest impact has been from patent expirations for a number of “blockbuster” drugs that had provided companies with strong and predictable revenues and profits. In addition, governments worldwide are changing their healthcare systems in an effort to more closely manage the approval and reimbursement or payment of healthcare products and drug treatments.

Distinct Business Function Requirements. Life sciences companies typically have separate business functions, including research and development, manufacturing and commercial, that each must comply with specific and distinct regulatory requirements. Each of these functions has specific IT needs that are frequently addressed by separate technology and business decision makers, IT budgets, purchasing patterns and procurement departments.

Existing Legacy IT Systems Do Not Meet the Needs of Today’s Life Sciences Companies

Legacy IT systems often do not meet the evolving needs of today’s life sciences companies for a number of reasons, including:

Difficult and Expensive to Implement and Maintain. Legacy IT systems have generally been deployed on-premise, requiring substantial investments in infrastructure and resources in order to enhance, upgrade and maintain such systems. These highly customized systems quickly become outdated due to the accelerating changes in a company’s regulatory, business and computing environments, and require significant ongoing professional services to maintain.

Lack of Integration. Many legacy IT systems comprise numerous discrete applications that frequently do not integrate well with each other. In order to manage and integrate data across these applications and across broad geographies, many life sciences companies have had to engage in lengthy and expensive custom development and system integration projects.

Poor Usability. Many legacy IT systems do not offer intuitive user interfaces and often are incompatible with now commonly used mobile devices. These disadvantages tend to discourage widespread adoption and frequent use of these solutions across the enterprise.

Horizontal Cloud-Based Solutions Are Not Well Suited to Meet the Needs of Today’s Life Sciences Companies

Horizontal cloud-based solutions fail to meet the complex, industry-specific needs of life sciences companies for a number of reasons, including:

Lack of Industry-Specific Functionality. Because horizontal cloud-based solutions typically lack industry-specific functionality, life sciences companies tend to only deploy these solutions for basic business functions, such as payroll and expense management. In more business critical functions, like new drug submissions, quality management, sales and marketing, life sciences companies have specific business and regulatory requirements that make the deployment of horizontal cloud-based solutions extremely challenging without significant customization.

Inability to Ensure Compliance. Life sciences companies are subject to regulations that require their technology be validated to function in accordance with very specific process and documentation requirements.

Horizontal cloud vendors typically do not have the deep industry and regulatory knowledge required to provide life sciences companies with validated systems to support their compliance with these regulations.

Lack of Offline Functionality. Horizontal cloud-based solutions and their underlying architectures were developed to maximize performance using an internet connection. Pharmaceutical sales representatives, however, require the ability to conduct their daily activities, such as displaying rich media product demonstrations to physicians, on a mobile device within a compressed and unpredictable window of time, without needing to rely on the availability of an internet connection.

The Opportunity for Industry Cloud in Life Sciences

The failure of legacy IT systems and horizontal cloud-based solutions to adequately address the IT needs of today’s life sciences companies creates an opportunity for companies such as ours that are focused on industry-specific, cloud-based solutions, or Industry Cloud solutions. Life sciences companies continue to invest significantly in their IT applications and infrastructure. Of the $44 billion that IDC estimates life sciences companies spent on technology in 2012, $28 billion was on software and services and $16 billion was on infrastructure. According to Gartner, Inc., of the $396 billion that businesses spent worldwide on software in 2012, the largest area of spending was Vertical Specific Software, constituting $110 billion or 28% of total software spending. In addition, the demand for cloud-based solutions continues to grow. According to IDC, the global market for public IT cloud services spending is projected to grow from $40 billion in 2012 to $98 billion in 2016, a compound annual growth rate of over 25%. For the market segments within the life sciences industry that we believe are relevant to our solutions, based on our internal analysis and industry experience, we estimate the total addressable market, including the market segments for sales and marketing automation and related solutions for life sciences sales representatives, regulated content management solutions for life sciences companies, customer master solutions for life sciences companies, and healthcare professional, organization, affiliation and reference data, to be at least $5 billion.

Our Industry Cloud Solutions

We provide Industry Cloud solutions for the life sciences industry, specifically developed for the critical business and regulatory needs of global life sciences companies, that deliver the benefits of cloud-based architectures.

Our Industry Cloud solutions include the following key attributes:

Deep, Industry-Specific Functionality. Our solutions have been designed and developed for the specific needs of the global life sciences industry.

Multi-Tenant Architectures. Our solutions use multi-tenant architectures and, as a result, all of our customers run the same version of our applications while securely partitioning their own data.

Validated Systems. Our solutions are designed, developed and maintained to enable our customers to satisfy system validation requirements mandated by regulatory organizations.

Modular and Integrated Solutions. Our solutions are designed to be deployed in a modular fashion and to rapidly integrate and interface with our customers’ existing applications, data and technologies, and in addition, are optimized to work with our other solutions.

Mobility and Offline Functionality. Certain capabilities of our Veeva CRM solutions can function offline on common mobile devices so that users have access to rich content presentations, signature capture and other needs when disconnected from the internet.

“Best Practices” Updates. Our solutions are regularly updated to capture best-in-class business processes from companies across the global life sciences industry.

User-Friendly Interface. The user interface for our cloud-based solutions is designed to be simple, flexible and intuitive. We believe the user-friendly characteristics of our solutions result in greater user adoption, higher utilization and more time spent on productive tasks.

Global Focus. Our global focus and presence allows us to incorporate new regulatory frameworks and functional requirements more quickly into our solutions.

Our Industry Cloud solutions provide the following key benefits for our customers:

Improved Sales and Marketing Productivity. Veeva CRM solutions enable sales representatives to focus more time on revenue-generating activities by enabling representatives to better prioritize, prepare for and follow up on interactions with physicians. Veeva Vault enables customers to improve the coordination between sales and marketing at life sciences companies.

More Efficient New Product Development. Veeva Vault applications enable research and development organizations to improve and accelerate collaboration among both internal employees and external partners that is required to manage their drug development processes, resulting in the ability to develop and submit applications for regulatory approval for new drugs more quickly and efficiently.

Reduced Total Cost of Ownership. Our solutions include applications, infrastructure, maintenance, monitoring, integration, storage, security, disaster recovery, customer support and upgrades, which reduce customer cost and time spent relative to legacy IT systems.

Improved Analytical Insights. We believe our solutions provide our customers with real-time insights into their business performance across a wide number of areas and metrics, enabling them to better manage and coordinate their operations.

Frequent Updates. Customers benefit from greater scalability, reliability and performance, as well as faster innovation due to our multi-tenant architecture. We deploy our upgrades rapidly to all of our customers several times per year.

Improved Regulatory Compliance. Our solutions enable customers to maintain or improve their global compliance levels across a wide range of regulatory requirements. As a result, we believe our customers can realize significant cost savings and improved regulatory compliance.

Our Growth Strategy

Key elements of our growth strategy include:

Focus on Customer Success. Customer success is at the core of everything we do. We plan to continue our focused commitment to the business success of our customers, including recruiting, hiring and developing employees who are highly focused on delivering customer success.

Deepen Existing Customer Relationships Within Commercial Departments of Life Sciences Companies. We intend to increase the number of users within our existing customers and to grow the number of Veeva CRM, Veeva Vault and Veeva Network applications used by commercial departments of life sciences companies.

Establish and Expand Our Customer Relationships Within Research and Development Departments of Life Sciences Companies. We intend to increase the adoption of our regulated content management and collaboration solutions by increasing the size of our sales force, enabling us to market our Veeva Vault solutions to an expanded set of customers in research and development departments of life sciences companies.

Expand Our Customer Base. We believe there is a substantial opportunity for us to continue to increase the size of our customer base with both large and small life sciences companies globally through the efforts of our growing domestic and international sales forces.

Continue to Enhance Existing Offerings and Develop New Industry Cloud Solutions. We have made, and will continue to make, significant investments in research and development to enhance our existing solutions, expand the number of our applications and further develop our solutions.

Continue to Expand Internationally. We plan to continue to invest in new geographies where leading life sciences companies operate, including in the areas of salespeople and sales channels, professional services, customer support and services partnerships.

Risks Affecting Us

Our business is subject to numerous risks described in “Risk Factors” immediately following this prospectus summary and elsewhere in this prospectus. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these risks are:

•	We have a limited operating history, which makes it difficult to predict our future operating results, and we may not achieve our expected operating results in the future.

•

We expect the future growth rate of our revenues to decline, and as our costs increase, we may not be able to generate sufficient revenues to sustain the level of profitability we have achieved in the past or achieve profitability in the future.

•

We have experienced rapid growth in recent periods, and if we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

•

To date, we have derived more than 95% of our subscription services revenues from our Veeva CRM solution, and our Veeva CRM solution has achieved substantial penetration within the U.S.-based sales teams of pharmaceutical and biotechnology companies. If our efforts to further increase the use and adoption of our Veeva CRM solution do not succeed, the growth rate of our revenues may decline.

•

If our new solutions, including Veeva Vault, Veeva CRM Approved Email or Veeva Network, are not successfully adopted by new and existing customers, the growth of our revenues and operating results will be adversely affected.

•	If our existing customers do not renew their subscriptions or buy additional solutions and user subscriptions from us, or renew at lower fee levels, our business and operating results will suffer.

•

The loss of one or more of our key customers, or a failure to renew our subscription agreements with one or more of our key customers, could slow the growth rate of our revenues or cause our revenues to decline.

•

Because key and substantial portions of our Veeva CRM solution are built on salesforce.com’s Salesforce Platform, we are dependent upon our agreement with salesforce.com to provide our Veeva CRM solution to our customers.

•	All of our revenues are generated by sales to life sciences industry customers, and factors that adversely affect this industry could also adversely affect us.

•

If our security measures are breached or unauthorized access to customer data is otherwise obtained, our solutions may be perceived as not being secure, customers may reduce the use of or stop using our solutions and we may incur significant liabilities.

•

Our executive officers and directors and their affiliates, who after this offering will hold approximately 74.0% of the voting power of our outstanding capital stock, will have the ability to control the outcome of matters submitted to our stockholders for approval.

For further discussion of these and other risks you should consider before making an investment in our Class A common stock, see “Risk Factors” immediately following this prospectus summary.

Corporate Information

We were incorporated in the state of Delaware in January 2007 and changed our name to Veeva Systems Inc. from Verticals onDemand, Inc. in April 2009. Our principal executive offices are located at 4637 Chabot Drive, Suite 210, Pleasanton, California 94588. Our telephone number is (925) 452-6500. Our website address is www.veeva.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.

Veeva, the Veeva logo, Veeva CRM, Veeva CLM, Veeva iRep, Veeva CRM Approved Email, Veeva Network, Veeva Vault, Vault eTMF, Vault Investigator Portal, Vault Submissions, Vault QualityDocs, Vault PromoMats, Vault MedComms, Approved Email, Vault, iRep and other trademarks or service marks of Veeva appearing in this prospectus are the property of Veeva. This prospectus contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

THE OFFERING

Class A common stock offered

By us	9,720,000 shares
By the selling stockholders	3,325,000 shares
Total	13,045,000 shares

Class A common stock to be outstanding after this offering	13,045,000 shares

Class B common stock to be outstanding after this offering	109,207,440 shares

Total Class A and Class B common stock to be outstanding after this offering	122,252,440 shares

Over-allotment option of Class A common stock offered by us	1,956,750 shares

Use of proceeds

We estimate that our net proceeds from the sale of the Class A common stock that we are offering will be approximately $150.9 million, assuming an initial public offering price of $17.00 per share, the midpoint of the price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholders.

The principal purposes of this offering are to increase our financial flexibility, facilitate an orderly distribution of shares for the selling stockholders, increase our visibility in the marketplace and create a public market for our Class A common stock. We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes. However, we do not currently have specific planned uses of the proceeds. In addition, we may use a portion of the net proceeds from this offering for acquisitions of or investments in other complementary businesses, technologies or other assets. However, we currently have no agreements or commitments with respect to any specific material acquisitions or investments at this time. See “Use of Proceeds.”

Voting rights	Shares of Class A common stock are entitled to one vote per share.

Shares of Class B common stock are entitled to ten votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our restated certificate of incorporation. Our executive officers and directors and their affiliates, who after this offering will hold approximately 74.0% of the voting power of our outstanding capital stock, will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See “Principal and Selling Stockholders” and “Description of Capital Stock.”

New York Stock Exchange symbol	“VEEV”

The number of shares of Class A and Class B common stock to be outstanding after this offering is based on no shares of our Class A common stock and 112,532,440 shares of our Class B common stock outstanding as of July 31, 2013, and excludes:

•

16,547,749 shares of Class B common stock issuable upon the exercise of options outstanding as of July 31, 2013 under our 2012 Equity Incentive Plan, with a weighted-average exercise price of approximately $3.98 per share;

•

8,857,794 shares of Class B common stock issuable upon the exercise of options outstanding as of July 31, 2013 under our 2007 Stock Plan, with a weighted-average exercise price of approximately $0.56 per share;

•

731,000 shares of Class B common stock issuable upon exercise of options granted under our 2012 Equity Incentive Plan between August 1, 2013 and October 11, 2013 with a weighted-average exercise price of approximately $10.89 per share; and

•

6,822,956 shares of our common stock were reserved for future issuance under our equity compensation plans, consisting of 2,822,956 shares of Class B common stock reserved for issuance under our 2012 Equity Incentive Plan as of July 31, 2013, which will become available for issuance as Class A common stock under our 2013 Equity Incentive Plan on the date of this prospectus, and 4,000,000 shares of Class A common stock that will be reserved for issuance under our 2013 Employee Stock Purchase Plan. No shares of either our Class A or Class B common stock were reserved for future issuance under our 2007 Stock Plan as of July 31, 2013. On the date of this prospectus, we will cease granting awards under our 2012 Equity Incentive Plan. Our 2013 Equity Incentive Plan and 2013 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved thereunder, as more fully described in “Executive Compensation—Equity Plans.”

Unless expressly indicated or the context requires otherwise, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 85,000,000 shares of Class B common stock in connection with the closing of this offering;

•	no exercise by the underwriters of their right to purchase up to an additional 1,956,750 shares of Class A common stock to cover over-allotments;

•

the amendment of our certificate of incorporation in connection with the completion of this offering to redesignate our currently outstanding common stock as “Class B common stock” and to create a new class of Class A common stock to be offered and sold in this offering; and

•	the filing of our restated certificate of incorporation and the effectiveness of our amended and restated bylaws in connection with the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth summary consolidated financial data. The consolidated statements of operations data for our fiscal years ended January 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended July 31, 2012 and 2013, and the consolidated balance sheet data as of July 31, 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. You should read this summary consolidated financial data in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any future period.

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Subscription services	$19,573	$32,613	$73,280	$29,202	$62,000
Professional services and other	9,556	28,649	56,268	24,762	30,369

Total revenues	29,129	61,262	129,548	53,964	92,369

Cost of revenues(1):
Cost of subscription services	5,236	8,768	18,852	7,749	14,898
Cost of professional services and other	7,081	20,288	38,164	16,650	21,954

Total cost of revenues	12,317	29,056	57,016	24,399	36,852

Gross profit	16,812	32,206	72,532	29,565	55,517

Operating expenses(1):
Research and development	3,637	7,750	14,638	6,341	11,884
Sales and marketing	5,571	12,279	19,490	7,988	17,272
General and administrative	2,513	5,539	8,371	3,349	8,350

Total operating expenses	11,721	25,568	42,499	17,678	37,506

Operating income	5,091	6,638	30,033	11,887	18,011
Other income (expense), net	173	15	(940)	(411)	(564)

Income before income taxes	5,264	6,653	29,093	11,476	17,447
Provision for income taxes	1,355	2,423	10,310	4,126	6,604

Net income	$3,909	$4,230	$18,783	$7,350	$10,843

Net income attributable to common stockholders	$428	$599	$3,480	1,269	$2,222

Net income per share attributable to common stockholders(2):
Basic	$0.03	$0.03	$0.17	$0.07	$0.09

Diluted	$0.02	$0.02	$0.11	$0.04	$0.06

Pro forma net income per share attributable to common stockholders (unaudited)(3):
Basic			$0.17		$0.10

Diluted			$0.16		$0.09

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
	(in thousands)
Cost of revenues:
Cost of subscription services	$—	$1	$3	$1	$9
Cost of professional services and other	9	63	120	51	228
Research and development	30	106	238	90	466
Sales and marketing	43	99	140	63	482
General and administrative	87	165	214	104	765

(2)

Net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period, less the weighted average unvested common stock subject to repurchase. See note 12 of the notes to our consolidated financial statements.

(3)

Pro forma net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding assuming the automatic conversion of all outstanding shares of the convertible preferred stock into shares of common stock as of the issuance date of the convertible preferred stock. See note 12 of the notes to our consolidated financial statements.

	As of July 31, 2013
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$52,875	$52,875	$203,813
Working capital	35,056	35,056	185,994
Deferred revenue	48,260	48,260	48,260
Total assets	112,620	112,620	263,558
Convertible preferred stock	6,933	—	—
Additional paid-in capital	4,694	11,626	162,564
Total stockholders’ equity	47,400	47,400	198,338

(1)

The pro forma column in the consolidated balance sheet data as of July 31, 2013 reflects the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 85,000,000 shares of Class B common stock in connection with this offering.

(2)

The pro forma as adjusted column in the consolidated balance sheet data as of July 31, 2013 reflects the item described in footnote (1) above, and our sale of 9,720,000 shares of Class A common stock in this offering at an assumed initial public offering price of $17.00 per share, the midpoint of the price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) each of cash, cash equivalents and short-term investments, working capital, total assets, additional paid-in capital and total stockholders’ equity by $9.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our Class A common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our Class A common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have a limited operating history, which makes it difficult to predict our future operating results, and we may not achieve our expected operating results in the future.

We were incorporated in 2007 and introduced our first commercially available cloud-based solution, Veeva CRM, that same year. As a result of our limited operating history, our ability to forecast our future operating results, including revenues, cash flows and profitability, is limited and subject to a number of uncertainties. We have encountered and will encounter risks and uncertainties frequently experienced by growing companies in the technology industry, such as the risks and uncertainties described in this prospectus. If our assumptions regarding these risks and uncertainties are incorrect or change due to changes in our markets, or if we do not address these risks successfully, our operating and financial results may differ materially from our expectations and our business may suffer.

We expect the future growth rate of our revenues to decline, and as our costs increase, we may not be able to generate sufficient revenues to sustain the level of profitability we have achieved in the past or achieve profitability in the future.

In each of our last two fiscal years, our revenues grew more than 100% as compared to revenues from the prior fiscal year. We expect the growth rate of our revenues to decline in future periods. At the same time, we expect our future expenses to increase as we continue to invest in our business. We expect to incur significant future expenditures related to:

•	developing new solutions, enhancing our existing solutions and improving the technology infrastructure, scalability, availability, security and support for our solutions;

•

expanding and deepening our relationships with our existing customer base, including expenditures related to increasing the adoption of our solutions by the research and development departments of life sciences companies;

•	sales and marketing, including expansion of our direct sales organization and global marketing programs;

•	expansion of our professional services organization;

•	international expansion; and

•	general operations, IT systems and administration, including legal and accounting expenses related to being a public company that we did not incur as a private company.

Our investments may not result in increased revenues now or in the future. If our efforts to increase revenues and manage our expenses are not successful, or if we incur costs, damages, fines, settlements or judgments as a result of other risks and uncertainties described in this prospectus, our operating results and business would be harmed. As a result, we cannot assure you that we will increase or sustain our historical levels of profitability or that we will achieve profitability in the future.

Additionally, our professional services revenues fluctuate as a result of the achievement of milestones in our professional services arrangements and the timing of our customers’ implementation projects. In recent quarterly periods, our professional services revenues have remained relatively flat or declined as compared to the prior quarterly period, and our professional services revenues may not increase on a quarterly basis in the future.

We have experienced rapid growth in recent periods, and if we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

Since we were founded, we have experienced rapid growth and expansion of our operations. For instance, our employee headcount has increased from 257 as of January 31, 2012 to 593 employees as of July 31, 2013, and we plan on hiring additional employees in the future. Our rapid growth has placed, and will continue to place, a significant strain on our administrative and operational infrastructure, facilities and other resources. Our ability to manage our operations and growth will require us to continue to expand our research and development, sales and marketing, professional services and finance and administration teams, as well as our facilities and infrastructure. We will also be required to refine our operational, financial and management controls and reporting systems and procedures. Moreover, if we fail to efficiently manage this expansion, our costs and expenses may increase more than we plan and we may fail to expand our customer base, enhance our existing solutions, develop new solutions, satisfy the requirements of our existing customers, respond to competitive challenges or otherwise execute our business plan. If we are unable to manage our growth, our operating and financial results likely would be harmed.

To date, we have derived more than 95% of our subscription services revenues from our Veeva CRM solution, and our Veeva CRM solution has achieved substantial penetration within the U.S.-based sales teams of pharmaceutical and biotechnology companies. If our efforts to further increase the use and adoption of our Veeva CRM solution do not succeed, the growth rate of our revenues may decline.

To date, we have derived more than 95% of our subscription services revenues from our Veeva CRM solution and have realized substantial sales penetration for our Veeva CRM solution among the U.S.-based sales teams of large pharmaceutical and biotechnology companies in particular. A critical factor for our continued growth is our ability to sell additional Veeva CRM user subscriptions to our existing and new customers. Any factor adversely affecting sales of this solution, including penetration of the U.S. market, could adversely affect the growth rate of our revenues, operating results and business.

If our new solutions, including Veeva Vault, Veeva CRM Approved Email or Veeva Network, are not successfully adopted by new and existing customers, the growth rate of our revenues and operating results will be adversely affected.

Our continued growth and profitability will depend on our ability to successfully develop and sell new solutions, including Veeva Vault, Veeva CRM Approved Email and Veeva Network. These solutions were recently introduced or announced and it is uncertain whether these solutions will ever result in significant revenues or comprise a significant portion of our total revenues. It may take us significant time and we may incur significant expense to effectively market and sell these solutions, or to develop other new solutions and make enhancements to our existing solutions. If Veeva Vault, Veeva CRM Approved Email, Veeva Network or other solutions that we may develop and introduce in the future do not achieve market acceptance in a timely manner, the growth rate of our revenues and operating results will be adversely affected.

If our existing customers do not renew their subscriptions or buy additional solutions and user subscriptions from us, or renew at lower fee levels, our business and operating results will suffer.

We expect to continue to derive a significant portion of our revenues from renewal of existing subscription agreements. As a result, maintaining the renewal rate of our subscriptions and selling additional solutions and user subscriptions is critical to our future operating results. Factors that may affect the renewal rate for our solutions and our ability to sell additional solutions and user subscriptions include:

•	the price, performance and functionality of our solutions;

•	the availability, price, performance and functionality of competing solutions and services;

•	the effectiveness of our professional services;

•	our ability to develop complementary solutions, applications and services;

•	the stability, performance and security of our hosting infrastructure and hosting services; and

•	the business environment of our customers and, in particular, headcount reductions by our customers.

We enter into master subscription agreements with our customers. Orders typically have a one-year term and automatically renew unless notice of cancellation is provided in advance. Our customers have no obligation to renew their subscriptions for our solutions after their orders expire. In addition, our customers may negotiate terms less advantageous to us upon renewal, which may reduce our revenues from these customers. Factors that are not within our control may contribute to a reduction in our subscription services revenues. For instance, our customers may reduce their number of sales representatives, which would result in a corresponding reduction in the number of user subscriptions needed for some of our solutions and thus a lower aggregate renewal fee. Our future operating results also depend, in part, on our ability to sell new solutions, applications and professional services to our existing customers. If our customers fail to renew their agreements, renew their agreements upon less favorable terms or at lower fee levels, or fail to purchase new solutions, applications and professional services from us, our revenues may decline or our future revenues may be constrained.

The loss of one or more of our key customers, or a failure to renew our subscription agreements with one or more of our key customers, could slow the growth rate of our revenues or cause our revenues to decline.

For our fiscal year ended January 31, 2013, two customers each represented more than 10% of our total revenues. In addition, in our fiscal years ended January 31, 2012 and 2013, our top 10 customers accounted for 61% and 54% of our total revenues, respectively. We rely on our reputation and recommendations from key customers in order to promote our solutions to potential customers. The loss of any of our key customers, or a failure of some of them to renew or expand user subscriptions, could have a significant impact on the growth rate of our revenues, reputation and our ability to obtain new customers. In addition, acquisitions of our customers could lead to cancellation or non-renewal of our agreements with those customers or by the acquiring companies, thereby reducing the number of our existing and potential customers.

Because key and substantial portions of our Veeva CRM solution are built on salesforce.com’s Salesforce Platform, we are dependent upon our agreement with salesforce.com to provide our Veeva CRM solution to our customers.

Key and substantial portions of our Veeva CRM solution are developed on the Salesforce Platform of salesforce.com, inc., and we rely on our agreement with salesforce.com to continue to use the Salesforce Platform as combined with the proprietary aspects of our Veeva CRM solution.

Our agreement with salesforce.com expires in September 2015 and does not provide for an automatic renewal. We cannot assure you that the pricing or other terms in any renewal with salesforce.com would be favorable to us, and if not, our gross margin and other operating results could be adversely affected. If we are unable to renew our agreement with salesforce.com, there would be a wind-down period during which our existing customers would be able to continue using the Salesforce Platform as combined with the proprietary aspects of our Veeva CRM solution, but we would be unable to sell subscriptions to our solutions that are combined with the Salesforce Platform to new customers and would be limited with respect to the number of additional subscriptions to our solutions, as combined with the Salesforce Platform, that we could sell to our existing customers. In addition, salesforce.com has the right to terminate the agreement in certain circumstances, including in the event of a material breach of the agreement by us, that we are acquired by specified companies, or that salesforce.com is subjected to third-party intellectual property infringement claims based on Veeva CRM (except to the extent based on the Salesforce Platform) or our trademarks and we do not remedy such infringement in accordance with the agreement. If salesforce.com terminates our agreement under these circumstances, then salesforce.com may immediately terminate our customers’ access to the Salesforce Platform, which would result in our customers being unable to access our Veeva CRM solution.

An expiration or termination of the agreement would cause us to incur significant time and expense to acquire rights to, or develop, a replacement customer relationship management platform and we may not be successful in these efforts. Even if we were to successfully acquire or develop a replacement customer relationship management platform, some customers may decide not to adopt the replacement platform and may decide to use a different customer relationship management solution. If we were unsuccessful in acquiring or developing a replacement customer relationship management platform or acquired or developed a replacement customer relationship management platform that our customers do not adopt, our business, operating results and brand may be adversely affected.

Our agreement with salesforce.com also provides that we can use the Salesforce Platform as combined with our proprietary technology to sell sales automation solutions only to drug makers in the pharmaceutical and biotechnology industries, which does not include the medical devices industry or products for non-drug departments of pharmaceutical and biotechnology companies. Use of the Salesforce Platform to sell to additional industries would require the consent of salesforce.com. While our agreement with salesforce.com provides that salesforce.com will not position, develop, promote, invest in or acquire applications directly competitive to the Veeva CRM solution for sales automation that directly target drug makers in the pharmaceutical and biotechnology markets, our remedy for a breach of this commitment by salesforce.com would be to terminate the agreement, or continue the agreement but be released from certain minimum payment commitments to salesforce.com. Our agreement with salesforce.com also does not restrict a salesforce.com customer’s ability (or the ability of salesforce.com on behalf of a specific salesforce.com customer) to customize or configure the Salesforce Platform in any way. Our inability to freely sell our Veeva CRM solution for sales automation outside of drug makers in the pharmaceutical and biotechnology industries may adversely impact our growth.

All of our revenues are generated by sales to life sciences industry customers, and factors that adversely affect this industry could also adversely affect us.

All of our sales are to customers in the life sciences industry, in particular the pharmaceutical and biotechnology industries. Demand for our solutions could be affected by factors that adversely affect the life sciences industry. The life sciences industry is highly regulated and competitive, has been adversely affected by the recent economic downturn and has experienced periods of considerable consolidation. Changes in regulations could require us to expend significant resources in order to ensure that our solutions continue to meet the needs our customers. In addition, competition, consolidation and expiration of key patents could lead to a significant reduction in pharmaceutical sales representatives and other personnel that use our solutions. For these reasons and others, selling to life sciences companies can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will successfully complete a sale. Accordingly, our operating results and our ability to efficiently provide our solutions to life sciences companies and to grow or maintain our customer base could be adversely affected as a result of factors that affect the life sciences industry generally.

Our quarterly results may fluctuate significantly, which could adversely impact the value of our Class A common stock.

Our quarterly results of operations, including our revenues, gross margin, profitability and cash flows, may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, our quarterly results should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control. Fluctuation in quarterly results may adversely impact the value of our Class A common stock. Factors that may cause fluctuations in our quarterly financial results include, without limitation, those listed elsewhere in this “Risk Factors” section and those listed below:

•	the addition or loss of large customers, including through acquisitions or consolidations of such customers;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	network outages or security breaches;

•	conditions within the life sciences industry;

•	general economic, industry and market conditions;

•	our ability to attract new customers;

•	amount of professional services purchased by our customers;

•	customer renewal rates and the timing and terms of customer renewals;

•	increases or decreases in the number of users of our solutions or pricing changes;

•	changes in our pricing policies or those of our competitors;

•	the mix of solutions and services sold during a period;

•	variations in the timing of the sales of our solutions;

•

the timing and success of introductions of new solutions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners; and

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies.

The markets in which we participate are highly competitive, and if we do not compete effectively, our business and operating results could be adversely affected.

The markets for our solutions are highly competitive. Our Veeva CRM solutions primarily compete with products from Oracle Corporation and Cegedim SA. Our Veeva Vault solutions face competition from large global content management platform vendors including EMC Corporation, Microsoft Corporation and OpenText Corporation. We also compete with professional services companies that provide solutions on these platforms, such as Computer Sciences Corporation, and with other life sciences specific providers. In some cases, these competitors are well-established providers of these solutions, which have long-standing relationships with many of our current and potential customers, including large pharmaceutical and emerging biopharmaceutical companies. Oracle, for example, has larger and greater name recognition, a much longer operating history, a larger marketing budget and significantly greater resources than we do. We also face competition from custom-built software developed by third-party vendors and developed in-house by our potential customers.

Some customers may be hesitant to adopt cloud-based solutions such as ours and prefer to upgrade the more familiar solutions that are deployed on-premise. Some vendors could offer customer relationship management and regulated content management and collaboration solutions on a standalone basis at a low price or bundled as part of a larger product sale. In order to take advantage of customer demand for cloud-based solutions, legacy vendors are expanding their cloud-based solutions through acquisitions and organic development. Legacy vendors may also seek to partner with other leading cloud providers. In addition, other companies that provide cloud-based solutions in different target or horizontal markets may develop applications or work with companies that operate in our target markets. With the introduction of new technologies and market entrants, we expect competition to intensify in the future.

Many of our competitors are able to devote greater resources to the development, promotion and sale of their products and services. Furthermore, third parties with greater available resources and the ability to initiate or withstand substantial price competition could acquire our current or potential competitors. In addition, many of our competitors have established marketing relationships, access to larger customer bases and major distribution agreements with consultants, system integrators and resellers. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their product offerings or resources. If our competitors’ products, services or technologies become more accepted than our solutions, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically capable than ours, then our revenues could be adversely affected. Pricing pressures and increased competition could result in reduced sales, reduced margins, losses or a failure to maintain or improve our competitive market position, any of which could adversely affect our business.

We may not effectively scale and adapt our existing technology to meet the performance and other requirements of our global customers, which could adversely affect our business and operating results.

Our future growth depends upon our ability to continue to meet the expanding needs of our global customers as their use of our solutions grows. As these customers gain more experience with our solutions, the number of users of our solutions, the amount of data transferred, processed and stored by us, the number of locations where our solutions are being accessed and the number of processes and systems managed by our solutions on behalf of these customers have in some cases, and may in the future, expand rapidly. As a result, we intend to continue to make significant investments to develop and implement new technologies in our solutions and cloud infrastructure operations. These technologies, which include databases, applications and server optimizations, network and hosting strategies and automation, are often advanced, complex, new and untested. To the extent that we do not effectively scale our solutions and operations to maintain performance as our customers expand their use of our solutions, our business and operating results could be adversely affected.

If the market for cloud-based solutions develops more slowly than we expect or declines, our revenues could decrease and our business could be adversely affected.

The market for cloud-based solutions is not as mature as the market for on-premise enterprise software in the life sciences industry, and it is uncertain whether cloud-based solutions will achieve and sustain high levels of customer demand and market acceptance in the life sciences industry. Our success will depend to a substantial extent on the widespread adoption of cloud-based solutions in the life sciences industry, and of Veeva CRM and Veeva Vault in particular. Many enterprises, and in particular in the life sciences industry, have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to cloud-based solutions. It is difficult to predict customer adoption rates and demand for our solutions, the future growth rate and size of the cloud computing market or the entry of competitive solutions. The expansion of cloud-based solutions, particularly in the life sciences industry, depends on a number of factors, including the cost, performance and perceived value associated with cloud-based solutions, as well as the ability of providers of cloud-based solutions to address security, privacy and unique regulatory requirements or concerns. If we or other cloud-based solution providers experience security incidents, loss of customer data, disruptions in delivery or other problems, the market for cloud-based solutions in the life sciences industry, including our solutions, may be adversely affected. If cloud-based solutions do not achieve widespread adoption in the life sciences industry, or there is a reduction in demand for cloud-based solutions caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or otherwise, our revenues could decrease and our business could be adversely affected.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable investment of time and expense. If our sales cycle lengthens or we invest substantial resources pursuing unsuccessful sales opportunities, our operating results and growth would be harmed.

Our sales process entails planning discussions with prospective customers, analyzing their existing solutions and identifying how these potential customers can use and benefit from our solutions. The sales cycle for a new customer, from the time of prospect qualification to the completion of the first sale, may span over twelve months. In particular, we have limited history selling to the research and development departments of life sciences companies, yet many of our new solutions, including certain Veeva Vault solutions, were developed to target the research and development function. As a result, our sales cycle for these solutions may be lengthy and difficult to predict. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will result in the sale of our solutions. In addition, our sales cycle can vary substantially from customer to customer because of various factors, including the discretionary nature of potential customers’ purchasing and budget decisions, the announcement or planned introduction of new solutions by us or our competitors and the purchasing approval processes of potential customers. If our sales cycle lengthens or we invest substantial resources pursuing unsuccessful sales opportunities, our operating results and growth would be harmed.

The software industry changes rapidly as a result of technological and product developments, which may render our solutions less desirable. If we are unable or unsuccessful in enhancing our solutions in response to technological developments, our revenues and operating results could be adversely affected.

The software industry is subject to rapid technological change. The introduction of new technologies in the software industry, including mobile technologies, will continue to have a significant effect on competitive conditions in the life sciences industry. We may not be able to develop and introduce new solutions and enhancements to our existing solutions that respond to technological changes on a timely basis. If we are unable to develop and sell new solutions that provide utility to our customers and provide enhancements and new features for our existing solutions that keep pace with rapid technological and regulatory change, our revenues and operating results could be adversely affected.

Defects or disruptions in our solutions could result in diminishing demand for our solutions, a reduction in our revenues and subject us to substantial liability and decrease our revenues.

We generally release updates to our solutions three times per year. These updates may contain undetected errors when first introduced or released. We have from time to time found defects in our solutions, and new errors in our existing solutions may be detected in the future. Since our customers use our solutions for important aspects of their business, any errors, defects, disruptions or other performance problems with our solutions could hurt our reputation and may damage our customers’ businesses. If that occurs, our customers may delay or withhold payment to us, cancel their agreements with us, elect not to renew, make service credit claims, warranty claims or other claims against us, and we could lose future sales. The occurrence of any of these events could result in diminishing demand for our solutions, a reduction of our revenues, an increase in our bad debt expense, an increase in collection cycles for accounts receivable, require us to increase our warranty provisions, or incur the expense of litigation or substantial liability.

We depend on data centers operated by third parties for both Veeva CRM and Veeva Vault, and any disruption in the operation of these facilities could adversely affect our business and subject us to liability.

Veeva CRM is primarily hosted by salesforce.com from data centers located in California, Virginia and Japan. Veeva Vault, and certain portions of Veeva CRM, are hosted by third parties other than salesforce.com from data centers located in California, Virginia and Japan. We do not control the operation of the data centers hosted by salesforce.com for Veeva CRM. While we control and have access to our servers and all of the components of our network that are located in our external data centers for Veeva Vault and certain portions of Veeva CRM, we do not control the operation of these facilities. The owners of our non-salesforce.com data centers have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.

Problems faced by our third-party data center locations, including those operated by salesforce.com, could adversely affect the experience of our customers. The operators of the data centers could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by the operators of the data centers or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. For example, a rapid expansion of our business could affect the service levels at our data centers or cause such data centers and systems to fail. Any changes in third-party service levels at our data centers or any disruptions or other performance problems with our solutions could adversely affect our reputation and may damage our customers’ stored files or result in lengthy interruptions in our services. Interruptions in our services might reduce our revenues, cause us to issue refunds to customers for prepaid and unused subscriptions, subject us to potential liability or adversely affect our renewal rates.

If we fail to manage our technical operations infrastructure, our existing customers may experience service outages and our new customers may experience delays in the deployment of our solutions.

We have experienced significant growth in the number of users, transactions and data that our operations infrastructure supports. We seek to maintain sufficient excess capacity in our operations infrastructure to meet the needs of all of our customers. We also seek to maintain excess capacity to facilitate the rapid provision of new customer deployments and the expansion of existing customer deployments. In addition, we need to properly manage our technological operations infrastructure in order to support version control, changes in hardware and software parameters and the evolution of our solutions. However, the provision of new hosting infrastructure requires adequate lead-time. We have experienced, and may in the future experience, website disruptions, outages and other performance problems. These types of problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. If we do not accurately predict our infrastructure requirements, our existing customers may experience service outages that may subject us to financial penalties, financial liabilities and customer losses. If our operations infrastructure fails to keep pace with increased sales, customers may experience delays in the deployment of our solutions as we seek to obtain additional capacity, which could adversely affect our reputation and adversely affect our revenues.

If our security measures are breached or unauthorized access to customer data is otherwise obtained, our solutions may be perceived as not being secure, customers may reduce the use of or stop using our solutions and we may incur significant liabilities.

Our solutions involve the storage and transmission of our customers’ proprietary information, including personal or identifying information regarding their employees and the medical professionals whom their sales personnel contact, and sensitive proprietary data related to the regulatory submission process for new medical treatments. As a result, unauthorized access or security breaches as a result of third-party action, employee error, malfeasance or otherwise could result in the loss of information, litigation, indemnity obligations, damage to our reputation and other liability. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could adversely affect our ability to attract new customers, cause existing customers to elect to not renew their subscriptions, result in reputational damage or subject us to third-party lawsuits, regulatory fines or other action or liability, which could adversely affect our operating results. Our insurance may not be adequate to cover losses associated with such events, and in any case, such insurance may not cover all of the types of costs, expenses and losses we could incur to respond to and remediate a security breach.

Privacy laws and regulations are burdensome, may reduce demand for our solutions, and failure to comply may impose significant liabilities.

Our customers can use our solutions to collect, use, process and store personal or identifying information regarding their employees and the medical professionals whom their sales personnel contact, and, potentially, personal health information. Federal, state and foreign government bodies and agencies have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, processing, storage and disclosure of personal information obtained from consumers and individuals. In the United States, for instance, the U.S. Department of Health and Human Services promulgated patient privacy rules under the Health Insurance Portability and Accountability Act of 1996, that protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. Foreign data privacy regulations, such as the EU’s Data Protection Directive (Directive 95/46/EC), and the country-specific regulations that implement Directive 95/46/EC, also govern the processing of personally identifiable data, and may be stricter than U.S. laws. Our solutions are expected to be capable of use by our customers in compliance with such laws and regulations. The functional and operational requirements and costs of compliance with such laws and regulations may adversely impact our business, and failure to enable our solutions to comply with such laws and regulations could lead to significant fines and penalties imposed by regulators, as well as claims by our customers or third parties. Additionally, all of these domestic and international legislative and regulatory initiatives could adversely affect our customers’ ability or desire to collect, use, process and store personal or health-related information using our solutions, which could reduce demand for our solutions.

Our solutions address heavily regulated functions within the life sciences industry, and failure to comply with applicable laws and regulations could lessen the demand for our solutions or subject us to significant claims and losses.

Our customers use our solutions for business activities that are subject to a complex regime of global laws and regulations, including 21 CFR Part 11 (the U.S. Food and Drug Administration’s requirements for maintenance of electronic records), EU Annex 11 (the EU requirements for maintenance of electronic records), 21 CFR Part 203 (requirements regarding drug sample tracking as required by the Prescription Drug Marketing Act) and other laws and regulations. Our solutions are expected to be capable of use by our customers in compliance with such laws and regulations. Our efforts to provide solutions that comply with such laws and regulations are time-consuming and costly, and include third-party validation procedures that may delay the release of new versions of our solutions. As these laws and regulations change over time, we may find it difficult to adjust our solutions to comply with such changes. If we are not able to provide solutions that can be used in compliance with applicable laws and regulations, customers may be unwilling to use our solutions and any such non-compliance could result in the termination of our customer agreements or claims arising from such agreements with our customers.

Additionally, any failure of our customers to comply with laws and regulations applicable to the functions for which our solutions are used could result in fines, penalties or claims for substantial damages against our customers that may harm our business or reputation. If such failure were allegedly caused by our solutions or services, our customers may make a claim for damages against us, regardless of our responsibility for the failure. We may be subject to lawsuits that, even if unsuccessful, could divert our resources and our management’s attention and adversely affect our business, and our insurance coverage may not be sufficient to cover such claims against us.

Because we recognize subscription services revenues over the term of the agreements for our subscriptions, a significant downturn in our business may not be reflected immediately in our operating results, which increases the difficulty of evaluating our future financial performance.

We generally recognize revenues ratably over the terms of orders under our subscription agreements, which are typically one year. As a result, a substantial majority of our quarterly subscription services revenues are generated from subscription agreements entered into during prior periods. Consequently, a decline in new subscriptions in any quarter may not affect our results of operations in that quarter, but could reduce our revenues in future quarters. Additionally, the timing of renewals or non-renewals of a subscription agreement during any quarter may only affect our financial performance in future quarters. For example, the non-renewal of a subscription agreement late in a quarter will have minimal impact on revenues for that quarter but will reduce our revenues in future quarters. Accordingly, the effect of significant declines in sales and customer acceptance of our solutions may not be reflected in our short-term results of operations, which would make these reported results less indicative of our future financial results. By contrast, a non-renewal occurring early in a quarter may have a significant negative impact on revenues for that quarter and we may not be able to offset a decline in revenues due to non-renewal with revenues from new subscription agreements entered into in the same quarter. In addition, we may be unable to adjust our costs in response to reduced revenues.

Consolidation among our customers could cause us to lose customers, decrease the available market for our solutions and adversely affect our business.

Consolidation in the life sciences industry has accelerated in recent years, and this trend could continue. We may lose customers due to industry consolidation, and we may not be able to expand sales of our solutions and services to new customers to replace lost customers. In addition, new companies or organizations that result from such consolidation may decide that our solutions are no longer needed because of their own internal processes or the use of alternative solutions. As these entities consolidate, competition to provide solutions and services to industry participants will become more intense and the importance of establishing relationships with large industry participants will become greater. These industry participants may try to use their market power to negotiate price reductions for our solutions. Also, if consolidation of larger current customers occurs, the combined company may represent a larger percentage of business for us and, as a result, we are likely to rely more significantly on the combined company’s revenues to continue to achieve growth. Industry consolidation or consolidation among current customers or potential customers could adversely affect our business.

Sales to customers outside the United States or with international operations expose us to risks inherent in international sales.

In our fiscal year ended January 31, 2013, sales to customers outside North America accounted for approximately 35% of our total revenues. A key element of our growth strategy is to further expand our international operations and worldwide customer base. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks that are different from those in the United States. We have limited operating experience in some international markets, and we cannot assure you that our expansion efforts into other international markets will be successful. Our experience in the United States and other international markets in which we already have a presence may not be relevant to our ability to expand in other emerging markets. Our international expansion efforts may not be successful in creating further demand for our solutions outside of the United States or in effectively selling our solutions in the international markets we enter. In addition, we face risks in doing business internationally that could adversely affect our business, including:

•

the need to localize and adapt our solutions for specific countries, including translation into foreign languages and associated expenses and ensuring that our solutions enable our customers to comply with local life sciences industry laws and regulations;

•	data privacy laws which require that customer data be stored and processed in a designated territory;

•	difficulties in staffing and managing foreign operations, including employee laws and regulations;

•	different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

•	new and different sources of competition;

•

weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

•	laws and business practices favoring local competitors;

•

compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection, and anti-bribery laws and regulations;

•	increased financial accounting and reporting burdens and complexities;

•	restrictions on the transfer of funds;

•	adverse tax consequences, including the potential for required withholding taxes; and

•	unstable regional and economic political conditions.

Our international agreements often provide for payment denominated in local currencies, and the majority of our local costs are denominated in local currencies. An increasing portion of our international agreements provided for payment denominated in local currencies for our fiscal year ended January 31, 2013 as compared to our fiscal year ended January 31, 2012, and we anticipate that, over time, an increasing portion of our international agreements may provide for payment denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may impact our operating results when translated into U.S. dollars. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations.

If we lose the services of our founder and Chief Executive Officer or other members of our senior management team, we may not be able to execute our business strategy.

Our success depends in a large part upon the continued service of our senior management team. In particular, our founder and Chief Executive Officer, Peter P. Gassner, is critical to our vision, strategic direction, culture, products and technology. We do not maintain key-man insurance for Mr. Gassner or any other member of our senior management team. We do not have employment agreements with members of our senior management team or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of our founder and Chief Executive Officer or one or more other members of our senior management team could have an adverse effect on our business.

An inability to attract and retain highly skilled employees could adversely affect our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers with high levels of experience in designing and developing software and internet-related services and senior sales executives. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees in the San Francisco Bay Area often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be adversely affected.

Our business could be adversely affected if our customers are not satisfied with the professional services provided by us or our partners.

Our business depends on our ability to satisfy our customers, both with respect to our solutions and the professional services that are performed in connection with the implementation of our solutions. Professional services may be performed by us, by a third party, or by a combination of the two. If a customer is not satisfied with the quality of work performed by us or a third party or with the solutions delivered or professional services rendered, then we could incur additional costs to address the situation, we may be required to issue credits or refunds for pre-paid amounts related to unused services, the profitability of that work might be impaired and the customer’s dissatisfaction with our services could damage our ability to expand the number of solutions subscribed to by that customer. Moreover, negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers.

We typically provide service level commitments under our customer agreements. If we fail to meet these contractual commitments, we could be obligated to provide credits or refunds for pre-paid amounts related to unused subscription services or our customers may terminate their contracts, which could adversely affect our revenues.

Our customer agreements typically provide service level commitments on a quarterly basis. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our solutions, we may be contractually obligated to provide these customers with service credits or our customers may terminate their agreements. Our revenues could be significantly affected if we suffer unscheduled downtime that exceeds the allowed downtimes under our agreements with our customers. Any extended service outages could adversely affect our reputation, revenues and operating results.

Any failure to offer high-quality technical support services could adversely affect our relationships with our customers and our operating results.

Once our solutions are deployed, our customers depend on our support organization to resolve technical issues relating to our solutions. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support services. Increased customer demand for our services, without corresponding revenues, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on the reputation of our solutions and business and on positive recommendations from our existing customers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to sell our solutions to existing and prospective customers and our business and operating results.

If we fail to develop widespread brand awareness cost-effectively, our business may suffer.

We believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our solutions and attracting new customers. Brand promotion activities may not generate customer awareness or increase revenues, and even if they do, any increase in revenues may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our solutions.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

We have in the past acquired and may in the future seek to acquire or invest in businesses, solutions or technologies that we believe could complement or expand our solutions, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	inability to integrate or benefit from acquired technologies or services in a profitable manner;

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

•	difficulty integrating the accounting systems, operations and personnel of the acquired business;

•	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

•

difficulty converting the customers of the acquired business onto our solutions and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;

•	diversion of management’s attention from other business concerns;

•	adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer.

Adverse economic conditions, particularly with respect to the life sciences industry, could adversely impact our business.

Our business depends on the overall demand for enterprise software, cloud computing technologies and on the economic health of our existing and prospective customers. In addition, the purchase of our solutions is often discretionary and may involve a significant commitment of capital and other resources. The financial weakness in recent years resulted in a significant deterioration of the economy in the United States and Europe and of the global economy, more limited availability of credit, a reduction in business confidence and activity and other difficulties that may affect the life sciences industry. In addition, the economies of countries in Europe have been experiencing weakness associated with high sovereign debt levels, weakness in the banking sector and uncertainty over the future of the Eurozone. We have existing and prospective customers in Europe. If economic conditions in Europe and other key markets for our solutions continue to remain uncertain or deteriorate further, particularly with respect to the life sciences industry, many of our customers may delay or reduce their IT spending. This could result in reductions in sales of our solutions, longer sales cycles, reductions in subscription duration and value, slower adoption of new technologies and increased price competition. In addition, there has been pressure to reduce government spending in the United States. Automatic tax increases and spending cuts at the federal level went into effect at the beginning of 2013. This might reduce demand for our solutions from companies that receive funding from the U.S. government and could adversely affect the U.S. economy or the life sciences industry, which could further reduce demand for our solutions. Any of these events could have an adverse effect on our business, operating results and financial position. In addition, there can be no assurance that enterprise software spending levels will increase following any recovery.

Catastrophic events could disrupt our business and adversely effect our operating results.

Our corporate headquarters are located in Pleasanton, California and our third-party hosted data centers are located in California, Virginia and Japan. The west coast of the United States and Japan each contains active earthquake zones. Additionally, we rely on our network and third-party infrastructure and enterprise applications, internal technology systems and our website for our development, marketing, operational support, hosted services and sales activities. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our solution development, lengthy interruptions in our services, breaches of data security and loss of critical data, all of which could have an adverse effect on our future operating results.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. We currently have no issued patents. Instead, we currently rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and our business.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our solutions. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. For example, on August 6, 2013, Prolifiq Software, Inc. (Prolifiq) filed a patent infringement lawsuit against us in the U.S. District Court for the Northern District of California, and on September 10, 2013, Prolifiq amended its complaint. The amended complaint alleges that our manufacture, use, offer for sale and sale of Veeva CRM Approved Email infringes U.S. Patent Nos. 7,634,556, 7,007,317, 8,296,378, 7,966,374 and 8,171,077 held by Prolifiq. The amended complaint seeks unspecified monetary damages, costs and injunctive relief against us. We intend to vigorously defend this lawsuit. In the future, others may claim that our solutions and underlying technology infringe or violate their intellectual property rights. However, we may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Our solutions utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could adversely affect our business.

Our solutions include software covered by open source licenses. The terms of various open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our solutions. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in a certain manner. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our solutions, or otherwise be limited in the licensing of our solutions, each of which could reduce or eliminate the value of our solutions and services. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect our business.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in this prospectus relating to the expected growth in the global life sciences industry, cloud computing markets and technology market may prove to be inaccurate. Even if these markets experience the forecasted growth described in this prospectus, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Our estimate of the market size for our solutions included in this prospectus may prove to be inaccurate, and even if the market size is accurate, we cannot assure you our business will serve a significant portion of the market.

Our estimate of the market size for our solutions included in this prospectus is subject to significant uncertainty and is based on assumptions and estimates, including our internal analysis and industry experience, which may not prove to be accurate. Our ability to serve a significant portion of this estimated market is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, even if our estimate of the market size is accurate, we cannot assure you that our business will serve a significant portion of this estimated market for our solutions.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an emerging growth company. Under the Jumpstart Our Businesses Act of 2012 (JOBS Act), emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

For as long as we continue to be an emerging growth company, we also intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million, (ii) the end of the fiscal year in which we have total annual gross revenues of $1 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) five years from the date of this prospectus.

If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be adversely affected.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and, beginning with our second annual report following this offering, which will be for our fiscal year ending January 31, 2015, provide a management report on internal controls over financial reporting. The Sarbanes-Oxley Act also requires that our management report on internal controls over financial reporting be attested to by our independent registered public accounting firm, to the extent we are no longer an “emerging growth company,” as defined by the JOBS Act. We do not expect to have our independent registered public accounting firm attest to our management report on internal controls over financial reporting for so long as we are an emerging growth company.

If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing the internal controls over financial reporting required to comply with this obligation, which process will be time consuming, costly and complicated. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission (SEC), or other regulatory authorities, which could require additional financial and management resources.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the New York Stock Exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. Our management and other personnel have little experience managing a public company and preparing public filings. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. Additional compensation costs and any future equity awards will increase our compensation expenses, which would increase our general and administrative expense and could adversely affect our profitability. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance on reasonable terms. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

Our international operations subject us to potentially adverse tax consequences.

We report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. These jurisdictions include China, England, France, Hungary, Japan and Spain. The international nature and organization of our business activities are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. We believe that our financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We do not collect sales and use, value added and similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable or that we are not required to collect such taxes with respect to the jurisdiction. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements may adversely affect our results of operations.

Unanticipated changes in our effective tax rate could harm our future results.

We are subject to income taxes in the United States and various foreign jurisdictions, and our domestic and international tax liabilities are subject to the allocation of expenses in differing jurisdictions. Forecasting our estimated annual effective tax rate is complex and subject to uncertainty, and there may be material differences between our forecasted and actual tax rates. Our effective tax rate could be adversely affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses as a result of acquisitions, the valuation of deferred tax assets and liabilities and changes in federal, state or international tax laws and accounting principles. In addition, because substantially all of our intellectual property resides in the United States and is licensed through our parent U.S. entity, our effective tax rate may be higher than other companies that maintain and license intellectual property from outside the United States. Increases in our effective tax rate would reduce our profitability or in some cases increase our losses.

In addition, we may be subject to income tax audits by many tax jurisdictions throughout the world. Although we believe our income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution of one or more uncertain tax positions in any period could have a material impact on the results of operations for that period.

Risks Related to This Offering and Ownership of Our Class A Common Stock

The market price of our Class A common stock is likely to be volatile which could subject us to litigation, and you may not be able to resell your shares at or above our initial public offering price.

Prior to this offering, there has not been a public market for our Class A common stock. We cannot assure you that an active trading market for our Class A common stock will develop following this offering. You may not be able to sell your shares quickly or at the market price if trading in our Class A common stock is not active. The initial public offering price for the shares was determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market following this offering. In addition, the trading prices of the securities of technology companies in general have been highly volatile. Accordingly, the market price of our Class A common stock is likely to be subject to wide fluctuations in response to numerous factors, many of which are beyond our control, such as those in this “Risk Factors” section and others including:

•

variations in our operating results, including revenues, earnings per share, cash flows from operating activities and other financial metrics and non-financial metrics, and how those results compare to analyst expectations;

•	forward-looking statements related to our projections of future operating results, changes in our projections of our future operating results or our failure to meet these projections;

•	the net increases in the number of customers, either independently or as compared with published expectations of industry, financial or other analysts that cover us;

•	changes in the estimates of our operating results or changes in recommendations by securities analysts that elect to follow our Class A common stock;

•	announcements of technological innovations, new solutions or enhancements to services, strategic alliances or significant agreements by us or by our competitors;

•	announcements by us or by our competitors of mergers or other strategic acquisitions or rumors of such transactions involving us or our competitors;

•	announcements of customer additions and customer cancellations or delays in customer purchases;

•	recruitment or departure of key personnel;

•	disruptions in our solutions due to computer hardware, software or network problems, security breaches or other man-made or natural disasters;

•	the economy as a whole, market conditions in our industry and the industries of our customers;

•	trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding Class A common stock;

•	overall performance of the equity markets;

•	the operating performance of other similar companies;

•	changes in legislation relating to our existing or future solutions;

•	litigation or other claims against us;

•	the size of our market float; and

•	any other factors discussed herein.

In addition, if the market for technology stocks or the stock market in general experiences uneven investor confidence, the market price of our Class A common stock could decline for reasons unrelated to our business, operating results or financial condition. The market price of our Class A common stock might also decline in reaction to events that affect other companies within, or outside, our industry even if these events do not directly affect us. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are the subject of such litigation, it could result in substantial costs and a diversion of our management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The dual class structure of our common stock will have the effect of concentrating voting control with our executive officers (including our Chief Executive Officer) and directors and their affiliates; this will limit or preclude your ability to influence corporate matters.

Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Stockholders who hold shares of Class B common stock, including our executive officers and directors and their affiliates, will together hold approximately 98.8% of the voting power of our outstanding capital stock following this offering. Because of the ten-to-one voting ratio between our Class B common stock and Class A common stock, the holders of our Class B common stock collectively will continue to control a substantial majority of the combined voting power of our common stock following this offering and therefore, assuming no material sales of such shares, will be able to control all matters submitted to our stockholders for approval until ten years from the date of this prospectus, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. See “Principal and Selling Stockholders” and “Description of Capital Stock.”

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, our executive officers (including our Chief Executive Officer), employees, directors and their affiliates retain a significant portion of their holdings of Class B common stock for an extended period of time, they could, in the future, continue to control a majority of the combined voting power of our Class A common stock and Class B common stock. For a description of the dual class structure, see “Description of Capital Stock.”

We do not intend to pay dividends on our capital stock so any returns will be limited to changes in the value of our Class A common stock.

We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, our ability to pay cash dividends on our capital stock may be prohibited or limited by the terms of any future debt financing arrangement. Any return to stockholders will therefore be limited to the increase, if any, of the price of our Class A common stock.

If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our Class A common stock of $0.31 per share as of July 31, 2013. Investors purchasing Class A common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing Class A common stock in this offering will incur immediate dilution of $15.48 per share, based on the initial public offering price of $17.00 per share, the midpoint of the price range on the cover page of this prospectus.

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering, and any previous exercise of stock options granted to our service providers. In addition, as of July 31, 2013, options to purchase 25,405,543 shares of our Class B common stock with a weighted average exercise price of approximately $2.78 per share were outstanding. The exercise of any of these options would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive less than the purchase price paid in this offering, if anything, in the event of our liquidation.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause the stock price of our Class A common stock to decline.

We may issue additional securities following the completion of this offering. In the future, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. We also expect to issue common stock to employees and directors pursuant to our equity incentive plans. If we sell common stock, convertible securities or other equity securities in subsequent transactions, or common stock is issued pursuant to equity incentive plans, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our common stock, including shares of Class A common stock sold in this offering.

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders following this offering could cause the price of our Class A common stock to decline.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our Class A common stock.

All of our executive officers and directors and the holders of substantially all of our capital stock are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock for at least 180 days from the date of this prospectus. The lock-up agreements limit the number of shares of common stock that may be sold immediately following this offering. Subject to certain limitations, approximately 109,207,440 shares will become eligible for sale upon expiration of the 180-day lock-up period. In addition, shares issued or issuable upon exercise of options vested as of the expiration of the 180-day lock-up period will be eligible for sale at that time. Sales of stock by these stockholders could adversely affect the trading price of our Class A common stock.

Certain holders of shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended (Securities Act), subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could adversely affect the trading price of our Class A common stock.

In making your investment decision, you should not rely on information in public media that is published by third parties. You should rely only on statements made in this prospectus in determining whether to purchase our shares.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees. We cannot confirm the accuracy of such coverage. You should rely only on the information contained in this prospectus in determining whether to purchase our shares of Class A common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our Class A common stock would be adversely affected. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our Class A common stock price and trading volume to decline.

Provisions in our restated certificate of incorporation and amended and restated bylaws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our Class A common stock.

Our restated certificate of incorporation and amended and restated bylaws contain provisions that could depress the market price of our Class A common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions among other things:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•

provide for a dual class common stock structure, which gives our Chief Executive Officer, directors, executive officers, greater than 5% stockholders and their respective affiliates the ability to control the outcome of all matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock;

•	permit the board of directors to establish the number of directors;

•	provide that directors may only be removed “for cause” and only with the approval of 66 2/3% of our stockholders;

•	require super-majority voting to amend some provisions in our restated certificate of incorporation and amended and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our amended and restated bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on merger, business combinations and other transactions between us and holders of 15% or more of our common stock.

For information regarding these and other provisions, see “Description of Capital Stock.”

LETTER FROM OUR CHIEF EXECUTIVE OFFICER

Introduction

The time has come for Veeva to be a public company. With that will come increased visibility as more people become involved with Veeva. As we enter this next phase, I’d like to take a moment to share what we’re all about. I hope this will help customers, potential customers, employees, partners and investors understand more about what makes Veeva unique.

Industry Cloud For Life Sciences

Veeva delivers industry-specific cloud-based solutions—including data, software, and services—to the global life sciences industry. We don’t develop horizontal applications like payroll, accounting, or inventory control that are largely the same across industries.

Our vision is to help our customers with their most important industry-specific processes. These strategic offerings address the life sciences industry’s most pressing needs: speeding time-to-market for new products, maximizing revenue and profitability, and remaining in compliance with regulatory requirements. Our vision has always been that our industry-specific applications should come with industry-specific data and that the use of our applications may generate unique data that could help customers make better business decisions.

Our vision is to be relevant to the CEOs of the companies we serve by automating their industry-specific processes in the cloud. Some call this approach “industry cloud.” We feel that the industry cloud concept is in its early days. It is an exciting time.

Customer Success

Customer success is our number one value. Veeva is nothing without its customers.

The value of customer success helps us make decisions at all levels of the company. We take it personally, and we try to do right by our customers. We are not perfect. We sometimes make mistakes, but we work hard to remedy them quickly. We live the value of customer success.

We feel that if customers are successful they will recommend our products to others in the industry. Customer success is the goal every day. In our view, revenue and profit are after-the-fact financial measurements of customer success.

Employee Success

Employee success is our number two value. Veeva is nothing without its employees.

I hope if someone works at Veeva for many years, they will look back and think “Veeva has been a great place to work.” I hope employees work with people they enjoy, are energized by happy customers, learn a lot, work hard, contribute highly, and advance their careers. By contributing highly, employees should feel good about themselves and be well compensated.

To promote employee success, we try to hire people with the right values and skills and put them in roles where they can contribute and grow. We try to promote from within when possible. We try to have only a limited number of corporate rules, so that decisions can be made in smaller groups by people who understand their areas deeply. We will sacrifice some efficiency to give our employees autonomy and ownership.

This focus on employee success has contributed to our growth and high employee retention rate.

Long-Term Thinking

Nothing of significance was built in the short-term. We are focused on building a lasting company. A company that delivers significant value to its customers, employees, partners and investors. A company in which we can all take pride. We admire organizations like Amazon, Google, IBM and GE that are guided by the long-term. If we have to trade off short-term financial gains for long-term customer success and employee success, we will do that.

Looking Forward

I am often asked whether Veeva will make products for other industries. We currently have no plans to enter other industries. We think in many ways we are just getting started with our industry cloud for life sciences.

However, at some point it is possible that Veeva would build other industry cloud solutions. We know what type of people it takes and how to get it started. But for now, we are focused on increasing the value of our industry cloud for life sciences.

Thank you to our customers, employees, partners and investors for our success so far. I look forward to our future together.

Sincerely,

Peter Gassner

Chief Executive Officer

Veeva Systems Inc.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Letter from Our Chief Executive Officer,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, market sizing, competitive position, industry environment and potential growth opportunities. Forward-looking statements include all statements that are not historical facts and, in some cases, can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including those described in “Risk Factors” and elsewhere in this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from industry and general publications, in addition to research, surveys and studies conducted by third parties. Internal estimates are derived from publicly-available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In addition, while we believe the industry, market and competitive position data included in this prospectus is reliable and is based on reasonable assumptions, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The Gartner Report described herein, (the Gartner Report) represents data, research opinions or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (Gartner). The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice. Please refer to Section 2.6 of the Gartner Copyright and Quote Policy on gartner.com for additional detail.

Certain information in the text of the prospectus is contained in independent industry publications. The source of each of these independent industry publications is provided below:

•	Gartner, Total Worldwide Software Market Share by Market, 2010–2012, March 2013.

•	IDC, Worldwide and Regional Public IT Cloud Services 2012–2016 Forecast, #236552, Volume 1, August 2012.

•	IDC, Worldwide Life Science IT Spending Guide, 2011–2016, #HI237350, Version 1, October 2012.

•	MarketLine, Global Health Care Equipment & Supplies, July 2012.

•	MarketLine, Global Pharmaceuticals, Biotechnology & Life Sciences, September 2012.

•	Public Citizen, Pharmaceutical Industry Criminal and Civil Penalties: An Update, September 27, 2012.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the Class A common stock that we are offering will be approximately $150.9 million, or approximately $181.9 million if the underwriters exercise in full their right to purchase additional shares to cover over-allotments, assuming an initial public offering price of $17.00 per share, the midpoint of the price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) the net proceeds to us from this offering by $9.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders.

The principal purposes of this offering are to increase our financial flexibility, facilitate an orderly distribution of shares for the selling stockholders, increase our visibility in the marketplace and create a public market for our Class A common stock. We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes. However, we do not currently have specific planned uses of the proceeds. The amount of proceeds we use for the purposes above, if any, will depend on the level of cash generated from our operations. Additionally, we may choose to expand our current business through acquisitions of or investments in other complementary businesses, technologies or other assets, using cash or our capital stock. However, we currently have no agreements or commitments with respect to any specific material acquisitions or investments at this time.

Pending other uses, we intend to invest the proceeds in interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government, or hold as cash. We cannot predict whether the proceeds invested will yield a favorable return. Our management will have broad discretion in the application of the net proceeds we receive from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of July 31, 2013:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into Class B common stock and (ii) the amendment and restatement of our certificate of incorporation in connection with this offering; and

•

on a pro forma as adjusted basis to give effect to (i) the issuance and sale by us of 9,720,000 shares of Class A common stock in this offering, and the receipt of the net proceeds from our sale of these shares at an assumed initial public offering price of the Class A common stock of $17.00 per share, the midpoint of the price range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the automatic conversion of 3,325,000 shares of our Class B common stock held by the selling stockholders into an equivalent number of shares of our Class A common stock upon their sale by the selling stockholders in this offering.

The unaudited pro forma and pro forma as adjusted information below is illustrative only, and cash, cash equivalents and short-term investments, total stockholders’ equity and total capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of July 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)

Cash, cash equivalents and short-term investments	$52,875	$52,875	$203,813

Stockholders’ equity:
Convertible preferred stock, $0.00001 par value; 86,562,500 shares authorized, 85,000,000 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$6,933	$—	$—
Preferred stock, $0.00001 par value; no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.00001 par value; 140,000,000 shares authorized, 27,532,440 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Class A common stock, $0.00001 par value; no shares authorized, issued and outstanding, actual; 800,000,000 shares authorized, no shares issued and outstanding, pro forma; 800,000,000 shares authorized, 13,045,000 shares issued and outstanding, pro forma as adjusted	—	—	—
Class B common stock, $0.00001 par value; no shares authorized, issued and outstanding, actual; 190,000,000 shares authorized, 112,532,440 shares issued and outstanding, pro forma; 190,000,000 shares authorized, 109,207,440 shares issued and outstanding, pro forma as adjusted	—	1	1
Additional paid-in capital	4,694	11,626	162,564
Accumulated other comprehensive income	3	3	3
Retained earnings	35,770	35,770	35,770

Total capitalization	$47,400	$47,400	$198,338

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) each of cash, cash equivalents and short-term investments, additional paid-in capital and total capitalization by $9.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. If the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, the pro forma as adjusted amount of cash, cash equivalents and short-term investments, additional paid-in capital and total capitalization would increase by approximately $30.9 million, after deducting estimated underwriting discounts and commissions, and we would have 15,001,750 shares of our Class A common stock issued and outstanding, pro forma as adjusted.

The table above excludes the following shares:

•

16,547,749 shares of Class B common stock issuable upon the exercise of options outstanding as of July 31, 2013 under our 2012 Equity Incentive Plan, with a weighted-average exercise price of approximately $3.98 per share;

•

8,857,794 shares of Class B common stock issuable upon the exercise of options outstanding as of July 31, 2013 under our 2007 Stock Plan, with a weighted-average exercise price of approximately $0.56 per share;

•

731,000 shares of Class B common stock issuable upon exercise of options granted under our 2012 Equity Incentive Plan between August 1, 2013 and October 11, 2013 with a weighted-average exercise price of approximately $10.89 per share; and

•

6,822,956 shares of our common stock were reserved for future issuance under our equity compensation plans, consisting of 2,822,956 shares of Class B common stock reserved for issuance under our 2012 Equity Incentive Plan as of July 31, 2013, which will become available for issuance as Class A common stock under our 2013 Equity Incentive Plan on the date of this prospectus, and 4,000,000 shares of Class A common stock that will be reserved for issuance under our 2013 Employee Stock Purchase Plan. No shares of either our Class A or Class B common stock were reserved for future issuance under our 2007 Stock Plan as of July 31, 2013. On the date of this prospectus, we will cease granting awards under our 2012 Equity Incentive Plan. Our 2013 Equity Incentive Plan and 2013 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved thereunder, as more fully described in “Executive Compensation—Equity Plans.”

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.

Our pro forma net tangible book value as of July 31, 2013 was $34.3 million, or $0.31 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of July 31, 2013, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into Class B common stock in connection with this offering.

After giving effect to our sale in this offering of 9,720,000 shares of Class A common stock at an assumed initial public offering price of the Class A common stock of $17.00 per share, the midpoint of the price range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of July 31, 2013 would have been approximately $185.3 million, or $1.52 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.21 per share to our existing stockholders and an immediate dilution of $15.48 per share to investors purchasing shares in this offering.

The following table illustrates this per share dilution.

Assumed initial offering price per share		$17.00
Pro forma net tangible book value per share as of July 31, 2013	$0.31
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	1.21

Pro forma as adjusted net tangible book value per share after this offering		1.52

Dilution in pro forma net tangible book value per share to investors in this offering		$15.48

A $1.00 increase (decrease) in the assumed offering price of $17.00 per share would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $0.07, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to this offering would be approximately $1.74 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be approximately $15.26 per share.

The following table summarizes, as of July 31, 2013, the differences between the number of outstanding shares of our common stock purchased from us, after giving effect to the conversion of our convertible preferred stock into Class B common stock, the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing shares in this offering at the assumed offering price of the Class A common stock of $17.00 per share, the midpoint of the price range on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	112,532,440	92.0%	$8,987,083	5.2%	$0.08
New investors	9,720,000	8.0	165,240,000	94.8	17.00

Total	122,252,440	100%	$174,227,083	100%

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 109,207,440 shares, or 89.3% of the total number of shares of our common stock outstanding following the completion of this offering, and will increase the number of shares held by new investors to 13,045,000 shares, or 10.7% of the total number of shares outstanding following the completion of this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) total consideration paid by new investors by $9.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

After giving effect to the sale of shares in this offering by us and the selling stockholders, if the underwriters exercise their over-allotment option in full, our existing stockholders would own 87.9% and our new investors would own 12.1% of the total number of shares of our common stock outstanding after this offering.

The table above and discussions are based on no shares of our Class A common stock and 112,532,440 shares of our Class B common stock outstanding as of July 31, 2013, and excludes:

•

16,547,749 shares of Class B common stock issuable upon the exercise of options outstanding as of July 31, 2013 under our 2012 Equity Incentive Plan, with a weighted-average exercise price of approximately $3.98 per share;

•

8,857,749 shares of Class B common stock issuable upon the exercise of options outstanding as of July 31, 2013 under our 2007 Stock Plan, with a weighted-average exercise price of approximately $0.56 per share;

•

731,000 shares of Class B common stock issuable upon exercise of options granted under our 2012 Equity Incentive Plan between August 1, 2013 and October 11, 2013 with a weighted-average exercise price of approximately $10.89 per share; and

•

6,822,956 shares of our common stock were reserved for future issuance under our equity compensation plans, consisting of 2,822,956 shares of Class B common stock reserved for issuance under our 2012 Equity Incentive Plan as of July 31, 2013, which will become available for issuance as Class A common stock under our 2013 Equity Incentive Plan on the date of this prospectus, and 4,000,000 shares of Class A common stock that will be reserved for issuance under our 2013 Employee Stock Purchase Plan. No shares of either our Class A or Class B common stock were reserved for future issuance under our 2007 Stock Plan as of July 31, 2013. On the date of this prospectus, we will cease granting awards under our 2012 Equity Incentive Plan. Our 2013 Equity Incentive Plan and 2013 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved thereunder, as more fully described in “Executive Compensation—Equity Plans.”

To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth selected consolidated financial data. We derived the selected consolidated statements of operations data for our fiscal years ended January 31, 2011, 2012 and 2013, and the selected consolidated balance sheet data as of January 31, 2012 and 2013, from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for our fiscal year ended January 31, 2010, and the selected consolidated balance sheet data as of January 31, 2010 and 2011, from our audited consolidated financial statements and related notes which are not included in this prospectus. We derived the consolidated statements of operations data for the six months ended July 31, 2012 and 2013, and the consolidated balance sheet data as of July 31, 2013, from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Our historical results are not necessarily indicative of the results to be expected for any future period.

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended January 31,				Six Months Ended July 31,
	2010	2011	2012	2013	2012	2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Subscription services	$6,838	$19,573	$32,613	$73,280	$29,202	$62,000
Professional services and other	6,391	9,556	28,649	56,268	24,762	30,369

Total revenues	13,229	29,129	61,262	129,548	53,964	92,369

Cost of revenues(1):
Cost of subscription services	1,891	5,236	8,768	18,852	7,749	14,898
Cost of professional services and other	4,139	7,081	20,288	38,164	16,650	21,954

Total cost of revenues	6,030	12,317	29,056	57,016	24,399	36,852

Gross profit	7,199	16,812	32,206	72,532	29,565	55,517

Operating expenses(1):
Research and development	1,771	3,637	7,750	14,638	6,341	11,884
Sales and marketing	3,844	5,571	12,279	19,490	7,988	17,272
General and administrative	702	2,513	5,539	8,371	3,349	8,350

Total operating expenses	6,317	11,721	25,568	42,499	17,678	37,506

Operating income	882	5,091	6,638	30,033	11,887	18,011
Other income (expense), net	94	173	15	(940)	(411)	(564)

Income before income taxes	976	5,264	6,653	29,093	11,476	17,447
Provision for income taxes	60	1,355	2,423	10,310	4,126	6,604

Net income	$916	$3,909	$4,230	$18,783	$7,350	$10,843

Net income attributable to common stockholders	$41	$428	$599	$3,480	1,269	$2,222

Net income per share attributable to common stockholders(2):
Basic	$0.00	$0.03	$0.03	$0.17	$0.07	$0.09

Diluted	$0.00	$0.02	$0.02	$0.11	$0.04	$0.06

	Fiscal Year Ended January 31,				Six Months Ended July 31,
	2010	2011	2012	2013	2012	2013
	(in thousands, except per share data)
Weighted-average shares used to compute net income per share attributable to common stockholders(2):
Basic	11,297	13,156	17,655	20,887	19,380	23,440

Diluted	17,255	20,154	24,776	30,599	28,556	35,833

Pro forma net income per share attributable to common stockholders(3):
Basic				$0.17		$0.10

Diluted				$0.16		$0.09

Pro forma weighted-average shares used to compute pro forma net income per share attributable to common stockholders(3):
Basic				105,887		108,440

Diluted				115,599		120,833

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year Ended January 31,				Six Months Ended July 31,
	2010	2011	2012	2013	2012	2013
	(in thousands)
Cost of revenues:
Cost of subscription services	$—	$—	$1	$3	$1	$9
Cost of professional services and other	6	9	63	120	51	228
Research and development	13	30	106	238	90	466
Sales and marketing	8	43	99	140	63	482
General and administrative	11	87	165	214	104	765

(2)

Net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period, less the weighted average unvested common stock subject to repurchase. See note 12 of the notes to our consolidated financial statements.

(3)

Pro forma net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding assuming the automatic conversion of all outstanding shares of the convertible preferred stock into shares of common stock as of the issuance date of the convertible preferred stock. See note 12 of the notes to our consolidated financial statements.

	As of January 31,				As of July 31, 2013
	2010	2011	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$8,645	$13,778	$16,880	$46,166	$52,875
Working capital	4,762	9,104	13,456	32,601	35,056
Deferred revenue	5,011	10,414	17,925	38,785	48,260
Total assets	11,541	23,542	41,414	89,820	112,620
Convertible preferred stock	6,933	6,933	6,933	6,933	6,933
Additional paid-in capital	78	326	1,026	2,101	4,694
Total stockholders’ equity	5,016	9,173	14,103	33,966	47,400

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the “Selected Consolidated Financial Data” and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

Veeva is a leading global provider of industry-specific, cloud-based software solutions for the life sciences industry. Our solutions enable pharmaceutical and other life sciences companies to realize the benefits of modern cloud-based architectures and mobile applications for their most critical business functions, without compromising industry-specific functionality or regulatory compliance. Our customer relationship management solutions enable our customers to increase the productivity and compliance of their sales and marketing functions. Our regulated content management and collaboration solutions enable our customers to more efficiently manage a range of highly regulated, content-centric processes across the enterprise. Our customer master solution, including our proprietary database of healthcare provider and healthcare organization data, enables our customers to more effectively create and maintain accurate customer data.

We were founded in 2007 and entered into our first commercial agreement that same year. Our initial commercially available solution was Veeva CRM, our customer relationship management solution for life sciences, which we initially sold to pharmaceutical and biotechnology companies in the United States. Since our founding, we have introduced new modules and applications that are complementary to Veeva CRM, including, most recently: Veeva iRep, our proprietary mobile application for the iPad, which we introduced in 2011; Veeva CLM, our closed-loop marketing solution that enables mobile presentation of multimedia content, which we introduced in 2011; and Veeva CRM Approved Email, our solution that allows life sciences sales representatives to send emails and pre-approved marketing content to physicians in compliance with regulatory requirements, which we introduced in 2013. In 2011, we introduced Veeva Vault, a new solution category addressing regulated content management and collaboration, by releasing an application to manage marketing promotional materials. In September 2012, we expanded our Veeva Vault solutions to include applications addressing the processes and content associated with new drug approval submissions, clinical trial documentation, manufacturing and quality documentation and medical communications content. In May 2013, we announced our newest offering, Veeva Network, a solution that combines healthcare professional, healthcare organization, and other supplemental data with cloud-based customer master software, and data stewardship services to provide life sciences companies with a customer master solution that is fully integrated with Veeva CRM. Veeva Network will be generally available in late 2013. It is currently under limited release to a limited set of early customers.

Historically, we have derived more than 95% of our subscription services revenues from our Veeva CRM solutions. To the extent that our more recently introduced solutions, such as Veeva Vault, Veeva CRM Approved Email and Veeva Network, do not achieve significant market acceptance, our business and results of operations may be adversely affected. In particular, our Veeva Vault solutions are offered to segments of the life sciences industry to which we have not previously marketed, including the research and development organizations of life sciences companies as well as emerging biotechnology companies, and we must be successful in marketing to these and other potential new segments. We intend to increase the adoption of our regulated content management and collaboration solutions by increasing the size of our sales force, enabling us to market our Veeva Vault solutions to an expanded set of customers in research and development departments of life sciences companies. However, the timing and effectiveness of any increased sales organization is difficult to predict.

The life sciences industry is global, and we have structured our company to address the global requirements of our customers. Since our founding, we have expanded our geographic reach to include Europe and China in 2010 and Japan in 2011. Regional general managers are responsible for customer success, including the sales and professional services functions, in our three principal regions: North America, Europe and Asia Pacific. In addition to sales and professional services personnel, we hire personnel with local life sciences industry expertise, including business practices and compliance requirements, for each major market we enter. As of July 31, 2013, we had 593 employees globally, including 403 in North America, 107 in Europe and 83 in Asia Pacific. For our fiscal year ended January 31, 2013, revenues from outside North America constituted approximately 35% of our total revenues, as measured by the location of the end users for subscription services and the location of the user for which the services were performed by our professional services organization. The majority of our revenues from international sales are invoiced from and collected by our U.S. entity and recognized as a component of income before taxes in the United States as opposed to a foreign jurisdiction. Our international expansion efforts may not continue to be successful in creating further demand for our solutions outside of the United States or in effectively selling our solutions in the international markets we enter.

Our solutions are accessed through an internet connection and a web browser, or using our proprietary applications for mobile devices, such as the iPad. We offer our solutions as a subscription-based service, typically for a one-year initial term, with subscription fees generally based upon the solutions selected and the number of users. Our customers generally pay annually or quarterly in advance for the use of our solutions, and our agreements typically automatically renew unless notice of cancellation is provided in advance. Revenues derived from subscription fees are recognized ratably over the term of the agreement, while revenues from professional services are generally recognized as the services are performed. We market our solutions and services primarily through our global direct sales force.

As of January 31, 2011, 2012 and 2013, we served 51, 95 and 134 life sciences customers, respectively. As of August 31, 2013, we served approximately 170 total life sciences customers, including 33 of the 50 largest global pharmaceutical companies. Within our customer base, deployments range from implementations within a single division or geography to global or enterprise-wide deployments. Our rapid growth to date has been a function of both new customers and sales of additional user subscriptions and of additional solutions to our current customers.

We have invested in our professional services organization in order to promote customer success and effective deployments. As new customers have adopted our solutions and existing customers have deployed our solutions in more divisions and geographies, we have experienced strong demand for our professional services. Revenues from professional services tend to be concentrated at the beginning of a customer deployment. Given this model and continued new customer adoption and existing customer expansion, professional services revenues have represented a material percent of our total revenues. For example, professional services and other revenues were 43% and 33% of total revenues in our fiscal year ended January 31, 2013 and the six months ended July 31, 2013, respectively. Over time, the proportion of subscription services revenues for a particular customer has tended to increase relative to professional services revenues.

We believe that our focus on a single industry provides a number of benefits to our operating model. First, our sales and marketing resources can be deployed more efficiently than at companies offering products and services to a broad range of industries, because our potential customer base is concentrated within the life sciences industry. Similarly, our research and development efforts can be more targeted and more relevant because we do not have to balance the product demands of one industry against another. Finally, we believe the benefits of customer success and resulting positive customer references are amplified for companies with an industry-specific focus. We believe these factors have contributed to our rapid growth and early profitability.

For our fiscal years ended January 31, 2011, 2012 and 2013 our total revenues were $29.1 million, $61.3 million and $129.5 million, respectively, representing year-over-year growth of 110% and 111% for our two most recent fiscal years. For the six months ended July 31, 2013, our total revenues were $92.4 million, representing period-over-period growth of 71%. For our fiscal years ended January 31, 2011, 2012 and 2013, our subscription services revenues were $19.6 million, $32.6 million and $73.3 million, respectively, representing year-over-year growth in subscription services revenues of 67% and 125% for our two most recent fiscal years. For the six months ended July 31, 2013, our subscription services revenues were $62.0 million, representing period-over-period growth of 112%. We generated net income of $3.9 million, $4.2 million and $18.8 million for our fiscal years ended January 31, 2011, 2012 and 2013, respectively, and $7.4 million and $10.8 million for the six months ended July 31, 2012 and 2013, respectively. Our net income margins for our fiscal year ended January 31, 2013 reflect higher than anticipated revenues without corresponding increases in our operating expenses and are not necessarily indicative of future net income margins. To date, we have funded our business primarily with cash flows from operations, and we plan to continue to invest in the development of our solutions, infrastructure and sales and marketing to drive long-term growth and customer success.

Key Factors Affecting Our Performance

Investment in Growth. We have invested and intend to continue to invest aggressively in expanding the breadth and depth of our Industry Cloud for life sciences. We expect to invest in research and development to expand existing and build new solutions, sales and marketing to promote our solutions to new and existing customers and in existing and expanded geographies, professional services to ensure the success of our customers’ implementations of our solutions, and other operational and administrative functions to support our expected growth and our transition to a public company. We anticipate that our headcount will increase as a result of these investments. We expect our total operating expenses will increase over time, and, in some cases, have short-term negative impacts on our net income margin.

Adoption of Our Solutions by Existing and New Customers. Most of our customers initially deploy our solutions to a limited number of users within a division or geography and may only initially deploy a limited set of our available solutions. Our future growth is dependent upon our existing customers’ continued success with and renewals of subscriptions to our solutions, deployment of our solutions to additional users and the purchase of subscriptions to additional solutions. Our growth is also dependent on the adoption of our solutions by new customers. In particular, our Veeva Vault solutions are offered to segments of the life sciences industry to which we have not previously marketed, including the research and development organizations of life sciences companies as well as emerging biotechnology companies, and we must be successful in marketing to these and other potential new segments.

Subscription Services Revenue Retention Rate. A key factor to our success is the renewal and expansion of our existing subscription agreements with our customers. We calculate our annual subscription services revenue retention rate for a particular fiscal year by dividing (i) annualized subscription revenue as of the last day of that fiscal year from those customers that were also customers as of the last day of the prior fiscal year by (ii) the annualized subscription revenue from all customers as of the last day of the prior fiscal year. Annualized subscription revenue is calculated by multiplying the daily subscription revenue recognized on the last day of the fiscal year by 365. This calculation includes the impact on our revenues from customer non-renewals, deployments of additional users or decreases in users, deployments of additional solutions or discontinued use of solutions by our customers, and price changes for our solutions. Historically, the impact of price changes on our subscription services revenue retention rate has been minimal. For our fiscal years ended January 31, 2011, 2012 and 2013, our subscription services revenue retention rate was 192%, 159% and 187%, respectively.

Mix of Subscription and Professional Services Revenues. We believe our investments in professional services have driven customer success and facilitated the further adoption of our solutions by our customers. During the initial period of deployment by a customer, we generally provide a greater amount of configuration, implementation and training than later in the deployment. At the same time, many of our customers have historically purchased subscriptions for only a limited set of their total potential users during their initial deployments. As a result of these factors, the proportion of total revenues for a customer associated with professional services is relatively high during the initial deployment period. Over time, as the need for professional services associated with user deployments decreases and the number of users often increases, we expect the mix of total revenues to shift more toward subscription services revenues. Our historical mix of revenues reflects a time of strong customer adoption when customers were in earlier stages of their deployments. As a result, we expect the proportion of our total revenues from subscription services to increase over time.

Fiscal Year

Our fiscal year ends on January 31. References to fiscal 2013, for example, refer to our fiscal year ended January 31, 2013.

Components of Results of Operations

Revenues

We derive our revenues primarily from subscription fees and professional services fees. Subscription services revenues consist of fees from customers accessing our Industry Cloud solutions. Professional services revenues consist primarily of fees from implementation services, configuration, training and managed services. For our fiscal year ended January 31, 2013, subscription services revenues constituted 57% of total revenues and professional services and other revenues constituted 43% of total revenues. To date, we have derived more than 95% of our subscription services revenues from our Veeva CRM solution.

We enter into master subscription agreements with our customers and count each distinct master subscription agreement that has not terminated or expired as a distinct customer for purposes of determining our total number of current customers. We generally enter into a single master subscription agreement with each customer, although in some instances, affiliated legal entities within the same corporate family may enter into a separate master subscription agreement. Divisions, subsidiaries and operating units of our customers often place distinct orders for our subscription services under the same master subscription agreement, and we do not count such distinct orders as new customers for purposes of determining our total customer count. With respect to the legacy customers of Advantage Management Solutions, Inc. (AdvantageMS), which we acquired on June 20, 2013, we count each agreement with an entity that was not previously a Veeva customer and that has a known and recurring payment obligation as a distinct customer for purposes of determining our total number of current customers.

New subscription orders typically have a one-year term and automatically renew unless notice of cancellation is provided in advance. Because of this structure, all of the subscription fees associated with a particular customer may not be subject to renewal at the same time. If a customer adds users or solutions to an existing order, such additional orders will be coterminous with the initial order, and as a result, orders for additional users or solutions will commonly have a term of less than one year. Subscription orders are generally billed at the subscription commencement date, with annual or quarterly payment terms. Because the term of orders for additional users or solutions is commonly less than one year and payment terms may be quarterly, the annualized value of the orders we enter into with our customers will not be completely reflected in deferred revenue at any single point in time. Accordingly, we do not believe that change in deferred revenue is an accurate indicator of future revenues for a given period of time.

Subscription services revenues are recognized ratably over the order term beginning when the solution has been provisioned to the customer. Our subscription services agreements are generally non-cancelable, although customers typically have the right to terminate their agreements for cause in the event of material breach. Subscription services revenues are affected primarily by the number of customers, the number of users at each customer that use our solutions and the number of solutions subscribed to by each customer.

Prior to the three months ended January 31, 2013, we entered into separate professional services agreements with our customers that were separate and distinct from our master subscription agreements. Starting in the three months ended January 31, 2013, we combined our master subscription agreement and professional services agreement into a single agreement. Our professional services engagements are primarily billed on a time and materials basis and revenues are typically recognized as the services are rendered. Professional services revenues are affected primarily by our customers’ demands for implementation services, configuration, training and managed services in connection with our Industry Cloud solutions.

Cost of Revenues

Cost of subscription services revenues primarily consists of fees paid to salesforce.com, inc. for our use of the Salesforce Platform as combined with the proprietary aspects of our Veeva CRM solution, which includes hosting infrastructure and data center operations provided by salesforce.com, other third-party expenses related to data center capacity, hosting our subscription services and providing support, the costs of data center capacity, operating lease expense associated with computer equipment and software and allocated overhead and amortization expense associated with capitalized internal-use software related to our subscription services. Cost of subscription services revenues for some of our Veeva CRM solutions and for our Veeva Vault solutions do not include fees to salesforce.com because the Salesforce Platform is not used in those solutions. We intend to continue to invest additional resources in our subscription services. For example, we may open additional data centers, expand our current data centers in the future and continue to make investments in the availability and security of our solutions. The timing of when we incur these additional expenses will affect our cost of revenues in absolute dollars in the affected periods.

Cost of professional services and other revenues consists primarily of employee-related costs associated with these services, including salaries, benefits and stock-based compensation expense, the cost of subcontractors, travel costs and allocated overhead. The cost of providing professional services is significantly higher as a percentage of the related revenues than for our subscription services due to the direct labor costs and costs of subcontractors.

Operating Expenses

Research and Development. Research and development expenses consist primarily of employee-related expenses. We continue to focus our research and development efforts on adding new features and applications, increasing the functionality and enhancing the ease of use of our cloud-based applications.

Sales and Marketing. Sales and marketing expenses consist primarily of employee-related expenses, sales commissions, customer-focused events and travel-related expenses. Sales commissions and other incremental costs to acquire contracts are expensed as incurred.

General and Administrative. General and administrative expenses consist of employee-related expenses for finance and accounting, legal, human resources and management information systems personnel, legal costs, professional fees and other corporate expenses.

Other Income (Expense), Net

Other income (expense), net consists primarily of transaction gains or losses on foreign currency.

Provision for Income Taxes

Provision for income taxes consists of federal and state income taxes in the United States and income taxes in certain foreign jurisdictions. See note 9 of the notes to our consolidated financial statements.

Results of Operations

The following tables set forth selected consolidated statements of operations data and such data as a percentage of total revenues for each of the periods indicated:

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
	(in thousands)
Consolidated Statements of Operations Data:
Revenues:
Subscription services	$19,573	$32,613	$73,280	$29,202	$62,000
Professional services and other	9,556	28,649	56,268	24,762	30,369

Total revenues	29,129	61,262	129,548	53,964	92,369

Cost of revenues(1):
Cost of subscription services	5,236	8,768	18,852	7,749	14,898
Cost of professional services and other	7,081	20,288	38,164	16,650	21,954

Total cost of revenues	12,317	29,056	57,016	24,399	36,852

Gross profit	16,812	32,206	72,532	29,565	55,517

Operating expenses(1):
Research and development	3,637	7,750	14,638	6,341	11,884
Sales and marketing	5,571	12,279	19,490	7,988	17,272
General and administrative	2,513	5,539	8,371	3,349	8,350

Total operating expenses	11,721	25,568	42,499	17,678	37,506

Operating income	5,091	6,638	30,033	11,887	18,011
Other income (expense), net	173	15	(940)	(411)	(564)

Income before income taxes	5,264	6,653	29,093	11,476	17,447
Provision for income taxes	1,355	2,423	10,310	4,126	6,604

Net income	$3,909	$4,230	$18,783	$7,350	$10,843

(1)	Includes stock-based compensation expense as follows:

	Years Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
	(in thousands)
Cost of revenues:
Cost of subscription services	$—	$1	$3	$1	$9
Cost of professional services and other	9	63	120	51	228
Research and development	30	106	238	90	466
Sales and marketing	43	99	140	63	482
General and administrative	87	165	214	104	765

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
	(as a percentage of total revenues)
Consolidated Statements of Operations Data:
Revenues:
Subscription services	67.2%	53.2%	56.6%	54.1%	67.1%
Professional services and other	32.8	46.8	43.4	45.9	32.9

Total revenues	100.0	100.0	100.0	100.0	100.0

Cost of revenues:
Cost of subscription services	18.0	14.3	14.5	14.4	16.1
Cost of professional services and other	24.3	33.1	29.5	30.9	23.8

Total cost of revenues	42.3	47.4	44.0	45.3	39.9

Gross profit	57.7	52.6	56.0	54.7	60.1

Operating expenses:
Research and development	12.5	12.7	11.3	11.8	12.9
Sales and marketing	19.1	20.0	15.0	14.7	18.7
General and administrative	8.6	9.0	6.5	6.2	9.1

Total operating expenses	40.2	41.7	32.8	32.7	40.7

Operating income	17.5	10.9	23.2	22.0	19.4
Other income (expense), net	0.6	—	(0.7)	(0.8)	(0.6)

Income before income taxes	18.1	10.9	22.5	21.2	18.8
Provision for income taxes	4.7	4.0	8.0	7.6	7.1

Net income	13.4%	6.9%	14.5%	13.6%	11.7%

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
	(in thousands)
Revenues by Geography Data:
Revenues by geography:
North America	$27,217	$48,088	$84,546	$37,168	$55,535
Europe	1,904	10,433	29,036	12,179	22,470
Asia Pacific	8	2,741	15,966	4,617	14,364

Total revenues	$29,129	$61,262	$129,548	$53,964	$92,369

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
	(as a percentage of total revenues)
Revenues by geography:
North America	93%	78%	65%	69%	60%
Europe	7	17	23	23	24
Asia Pacific	—	5	12	8	16

Total revenues	100%	100%	100%	100%	100%

Six Months Ended July 31, 2012 and 2013

Revenues

	Six Months Ended July 31,		% Change
	2012	2013
	(dollars in thousands)
Revenues:
Subscription services	$29,202	$62,000	112%
Professional services and other	24,762	30,369	23

Total revenues	$53,964	$92,369	71

Percentage of revenues:
Subscription services	54%	67%
Professional services and other	46	33

Total revenues	100%	100%

Total revenues increased $38.4 million, of which $32.8 million was from subscription services revenues. Eight percent of the increase in subscription services revenues was attributable to orders from existing customers that were placed on or prior to July 31, 2012 and the renewal of such orders through July 31, 2013. Ninety-two percent of the increase in subscription services revenues was attributable to new orders placed after July 31, 2012 to deploy our solutions to additional users within our existing customer base and to new users at new customers. Subscription services revenues from North America, as measured by the location of the end users, made up 63% of subscription services revenues in the six months ended July 31, 2013, as compared to 77% in the prior year period. This shift in geographic revenue mix was primarily due to the more rapid rate of revenue growth from deployments in both Europe and Asia as compared to North America.

Professional services and other revenues increased $5.6 million. Seventeen percent of the increase in professional services and other revenues was attributable to existing customers that signed agreements with us on or prior to July 31, 2012, and 83% of the increase in professional services and other revenues was attributable to customers that signed agreements with us after July 31, 2012. Professional services revenues from North America, as measured by the location of the user for which the services were performed, made up 54% of professional services revenues in the six months ended July 31, 2013, as compared to 60% in the prior year period. This shift in geographic revenue mix was primarily due to the more rapid rate of revenue growth from deployments in Asia as compared to North America.

Subscription services revenues were 67% of total revenues for the six months ended July 31, 2013, compared to 54% of total revenues for the prior year period, reflecting the growth in our subscription services revenues base and the near completion of several large deployments by large customers in the prior year period resulting in a decline of professional services revenues with these specific implementations. The completion of these large deployments also led to a decrease in the growth rate of our professional services revenues as compared to the six months ended July 31, 2012. We expect the proportion of subscription services revenues compared to professional services revenues to increase over time.

Cost of Revenues and Gross Profit Percentage

	Six Months Ended July 31,		% Change
	2012	2013
	(dollars in thousands)
Cost of revenues:
Cost of subscription services	$7,749	$14,898	92%
Cost of professional services and other	16,650	21,954	32

Total cost of revenues	$24,399	$36,852	51

Gross profit percentage:
Subscription services	73%	76%
Professional services and other	33	28
Total gross profit percentage	55%	60%
Gross profit	$29,565	$55,517	88%
Headcount (at period end)	154	233	51%

Cost of revenues increased $12.5 million, of which $7.1 million was related to cost of subscription services. The increase in cost of subscription services was primarily due to an increase of users of our subscription services, which drove an increase of $6.3 million in salesforce.com fees and a $0.4 million increase in third-party server costs. We expect cost of subscription services revenues to increase in absolute dollars in the near term.

Cost of professional services and other revenues increased $5.3 million, primarily due to a $4.1 million increase in employee compensation-related costs resulting from a 48% increase in the headcount of our professional services team and a $0.5 million increase in travel related to professional services projects at our customer locations. We expect cost of professional services and other revenues to increase in absolute dollars in the near term.

The increase in gross profit as a percentage of total revenues for the six months ended July 31, 2013 compared to the prior period reflects an increase in the proportion of subscription services revenues, which have higher gross margins than professional services revenues.

Operating Expenses

Research and Development

	Six Months Ended July 31,		% Change
	2012	2013
	(dollars in thousands)
Research and development	$6,341	$11,884	87%
Percentage of total revenues	12%	13%
Headcount (at period end)	89	160	80%

Research and development expenses increased $5.5 million, primarily due to an increase of $4.3 million in employee compensation-related costs resulting from a 80% increase in headcount. We expect research and development expenses to increase in absolute dollars in the near term, primarily due to higher headcount to support our research and development efforts.

Sales and Marketing

	Six Months Ended July 31,		% Change
	2012	2013
	(dollars in thousands)
Sales and marketing	$7,988	$17,272	116%
Percentage of total revenues	15%	19%
Headcount (at period end)	64	133	108%

Sales and marketing expenses increased $9.3 million, primarily due to increases of $6.9 million in employee compensation-related costs resulting from a 108% increase in headcount and increased sales commissions and a $0.6 million increase in travel-related costs. We expect sales and marketing expenses to increase in absolute dollars in the near term, primarily driven by increases in headcount to support our sales and marketing efforts and additional sales-related expenses, such as travel.

General and Administrative

	Six Months Ended July 31,		% Change
	2012	2013
	(dollars in thousands)
General and administrative	$3,349	$8,350	149%
Percentage of total revenues	6%	9%
Headcount (at period end)	19	67	253%

General and administrative expenses increased $5.0 million, primarily due to increases of $3.2 million in employee compensation-related costs resulting from a 253% increase in headcount, and $1.1 million in third-party professional services costs. We expect general and administrative expenses to increase in absolute dollars in the near term, primarily due to higher headcount and additional expenses, such as professional services, including legal and accounting fees, as we transition to being a public company.

Other Income (Expense), Net

	Six Months Ended July 31,
	2012	2013
	(in thousands)
Other income (expense), net	$(411)	$(564)

Other expenses increased $0.2 million, primarily due to fluctuations in foreign exchange rates for our foreign currency denominated transactions, particularly transactions denominated in the Euro and the Japanese Yen.

Provision for Income Taxes

	Six Months Ended July 31,		% Change
	2012	2013
	(dollars in thousands)
Income before income taxes	$11,476	$17,447	52%
Provision for income taxes	4,126	6,604	60
Effective tax rate	36%	38%

Provision for income taxes increased by $2.5 million, primarily due to an increase in income before taxes for the period.

Fiscal 2011, 2012 and 2013

Revenues

	Fiscal Year Ended January 31,
	2011	2012	2013	2011 to 2012 % Change	2012 to 2013 % Change
	(dollars in thousands)
Revenues:
Subscription services	$19,573	$32,613	$73,280	67%	125%
Professional services and other	9,556	28,649	56,268	200	96

Total revenues	$29,129	$61,262	$129,548	110	111

Percentage of revenues:
Subscription services	67%	53%	57%
Professional services and other	33	47	43

Total revenues	100%	100%	100%

Fiscal 2013 compared to Fiscal 2012. Total revenues increased $68.3 million, of which $40.7 million was from subscription services revenues. Thirty-seven percent of the increase in subscription services revenues was attributable to orders from existing customers that were placed on or prior to January 31, 2012 and the renewal of such orders through January 31, 2013. Sixty-three percent of the increase in subscription services revenues was attributable to new orders placed after January 31, 2012 to deploy our solutions to additional users within our existing customer base and to new users at new customers. Subscription services revenues from North America, as measured by the location of the end users, made up 72% of subscription services revenues in fiscal 2013 and 89% of subscription services revenues in fiscal 2012. This shift in geographic revenue mix was primarily due to the more rapid rate of revenue growth from deployments in both Europe and Asia as compared to North America.

Professional services and other revenues increased $27.6 million. Seventy-eight percent of the increase in professional services and other revenues was attributable to existing customers that signed agreements with us on or prior to January 31, 2012, and 22% of the increase in professional services and other revenues was attributable to customers that signed agreements with us after January 31, 2012. Professional services revenues from North America, as measured by the location of the user for which the services were performed, made up 56% of professional services revenues in fiscal 2013 and 66% of professional services revenues in fiscal 2012. This shift in geographic revenue mix was primarily due to the more rapid rate of revenue growth from deployments in both Europe and Asia as compared to North America.

Subscription services revenues were 57% of total revenues for fiscal 2013, compared to 53% of total revenues for fiscal 2012, reflecting the growth in our subscription services revenues and the near completion of significant deployments by certain large customers in the prior year period resulting in a decline of professional services revenues from these specific implementations. The near completion of these large deployments also led to a decrease in the growth rate of our professional services revenues as compared to fiscal 2012.

Fiscal 2012 compared to Fiscal 2011. Total revenues increased $32.1 million, of which $13.0 million was from subscription services revenues. Eleven percent of the increase in subscription services revenues was attributable to orders from existing customers that were placed on or prior to January 31, 2011 and the renewal of such orders through January 31, 2012. Eighty-nine percent of the increase in subscription services revenues was attributable to new orders placed after January 31, 2011 to deploy our solutions to additional users within our existing customer base and to new users at new customers. Subscription services revenues from North America, as measured by the location of the end users, made up 89% of subscription services revenues in fiscal 2012, and 98% of subscription services revenues in fiscal 2011. This shift in geographic revenue mix was primarily due to the more rapid rate of revenue growth from deployments in both Europe and Asia as compared to North America.

Professional services and other revenues increased $19.1 million. Fifty-one percent of the increase in professional services and other revenues was attributable to existing customers that signed agreements with us on or prior to January 31, 2011, and 49% of the increase in professional services and other revenues was attributable to customers that signed agreements with us after January 31, 2011. Professional services revenues from North America, as measured by the location of the user for which the services were performed, made up 66% of professional services revenues in fiscal 2012, and 84% of subscription services revenues in fiscal 2011. This shift in geographic revenue mix was primarily due to the more rapid rate of revenue growth from deployments in both Europe and Asia as compared to North America.

Subscription services revenues were 53% of total revenues for fiscal 2012, compared to 67% of total revenues for fiscal 2011, reflecting significant implementations by certain large customers during fiscal 2012 that generated significant professional services revenues.

Cost of Revenues and Gross Profit Percentage

	Fiscal Year Ended January 31,
	2011	2012	2013	2011 to 2012 % Change	2012 to 2013 % Change
	(dollars in thousands)
Cost of revenues:
Cost of subscription services	$5,236	$8,768	$18,852	67%	115%
Cost of professional services and other	7,081	20,288	38,164	187	88

Total cost of revenues	$12,317	$29,056	$57,016	136	96

Gross profit percentage:
Subscription services	73%	73%	74%
Professional services and other	26	29	32
Total gross profit percentage	58%	53%	56%
Gross profit	$16,812	$32,206	$72,532	92%	125%
Headcount (at period end)	47	112	188	138%	68%

Fiscal 2013 compared to Fiscal 2012. Cost of revenues increased $28.0 million, of which $10.1 million was related to cost of subscription services. The increase in cost of subscription services was primarily due to an increase of users of our subscription services, which drove an increase of $8.8 million in fees paid to salesforce.com, and a $0.8 million increase in employee compensation costs related to increased headcount of customer support employees and a $0.3 million increase in third-party server costs.

Cost of professional services and other revenues increased $17.9 million, primarily due to a $10.2 million increase in employee compensation-related costs resulting from a 62% increase in the headcount of our professional services team, an increase of $4.6 million in third-party consulting services and a $1.5 million increase in travel related to professional services projects at our customer locations.

Fiscal 2012 compared to Fiscal 2011. Cost of revenues increased $16.7 million, of which $3.5 million was related to cost of subscription services. The increase in cost of subscription services was primarily due to a $2.6 million increase of fees paid to salesforce.com, based on the increase in number of subscription users, and a $0.6 million increase in third-party server costs for hosting our subscription services.

Cost of professional services and other revenues increased $13.2 million, primarily due to an increase of $6.8 million in employee compensation-related costs resulting from a 155% increase in the headcount of our professional services team, an increase of $4.0 million in third-party consulting services and a $1.5 million increase in travel related to professional services project at our customer locations.

Operating Expenses

Research and Development

	Fiscal Year Ended January 31,
	2011	2012	2013	2011 to 2012 % Change	2012 to 2013 % Change
	(dollars in thousands)
Research and development	$3,637	$7,750	$14,638	113%	89%
Percentage of total revenues	13%	13%	11%
Headcount (at period end)	43	72	118	67%	64%

Fiscal 2013 compared to Fiscal 2012. Research and development expenses increased $6.9 million, primarily due to an increase of $5.2 million in employee compensation-related costs resulting from a 64% increase in headcount, $0.5 million in third-party consulting services related to the development of our solutions, and $0.4 million in rent expense for office space.

Fiscal 2012 compared to Fiscal 2011. Research and development expenses increased $4.1 million, primarily due to an increase of $3.9 million in employee compensation-related costs due to a 67% increase in headcount and $0.2 million in third-party consulting services related to the development of our solutions.

Sales and Marketing

	Fiscal Year Ended January 31,
	2011	2012	2013	2011 to 2012 % Change	2012 to 2013 % Change
	(dollars in thousands)
Sales and marketing	$5,571	$12,279	$19,490	120%	59%
Percentage of total revenues	19%	20%	15%
Headcount (at period end)	25	55	87	120%	58%

Fiscal 2013 compared to Fiscal 2012. Sales and marketing expenses increased $7.2 million, primarily due to an increase of $6.4 million in employee compensation-related costs resulting from a 58% increase in headcount and increased sales commissions, and a $0.3 million increase in travel-related costs.

Fiscal 2012 compared to Fiscal 2011. Sales and marketing expenses increased $6.7 million, primarily due to increases of $5.2 million in employee compensation-related costs resulting from a 120% increase in headcount and a $0.5 million increase in travel-related costs.

General and Administrative

	Fiscal Year Ended January 31,
	2011	2012	2013	2011 to 2012 % Change	2012 to 2013 % Change
	(dollars in thousands)
General and administrative	$2,513	$5,539	$8,371	120%	51%
Percentage of total revenues	9%	9%	7%
Headcount (at period end)	12	18	44	50%	144%

Fiscal 2013 compared to Fiscal 2012. General and administrative expenses increased $2.8 million, primarily due to an increase of $1.7 million in employee compensation-related costs resulting from a 144% increase in headcount, $0.4 million in third-party professional services costs and $0.2 million in franchise taxes and licenses. The effect of the 144% increase in general and administrative headcount from fiscal 2012 to fiscal 2013 was not fully reflected in the 51% increase in general and administrative expenses from fiscal 2012 to fiscal 2013 because much of the increase in headcount occurred at the end of fiscal 2013.

Fiscal 2012 compared to Fiscal 2011. General and administrative expenses increased $3.0 million, primarily due to increases of $1.0 million in employee compensation-related costs resulting from a 50% increase in headcount and $0.2 million in franchise taxes and licenses.

Other Income (Expense), Net

	Fiscal Year Ended January 31,
	2011	2012	2013	2011 to 2012 % Change	2012 to 2013 % Change
	(in thousands)
Other income (expense), net	$173	$15	$(940)	(91)%	NM

Fiscal 2013 compared to Fiscal 2012. Other expenses increased $1.0 million, primarily due to fluctuations in foreign exchange rates for our foreign currency denominated transactions, particularly transactions denominated in the Euro and the Japanese Yen.

Fiscal 2012 compared to Fiscal 2011. Other income decreased $0.2 million, primarily due to fluctuations in foreign exchange rates for our foreign currency denominated transactions, particularly transactions denominated in the Euro and the Japanese Yen.

Provision for Income Taxes

	Fiscal Year Ended January 31,
	2011	2012	2013	2011 to 2012 % Change	2012 to 2013 % Change
	(dollars in thousands)
Income before income taxes	$5,264	$6,653	$29,093	26%	337%
Provision for income taxes	1,355	2,423	10,310	79	326
Effective tax rate	26%	36%	35%

Fiscal 2013 compared to Fiscal 2012. Provision for income taxes increased $7.9 million, primarily due to an increase in income before taxes for the year.

Fiscal 2012 compared to Fiscal 2011. Provision for income taxes expenses increased $1.1 million, primarily due to an increase in income before taxes for the year. We utilized our net operating loss carryforwards during fiscal 2011, resulting in a lower effective tax rate compared to fiscal 2012.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statements of operations data for each of the six quarters in the period ended July 31, 2013. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with generally accepted accounting principles in the United States (GAAP). This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three Months Ended
	Apr. 30, 2012	Jul. 31, 2012	Oct. 31, 2012	Jan. 31, 2013	Apr. 30, 2013	Jul. 31, 2013
	(in thousands)
Consolidated Statements of Operations Data:
Revenues:
Subscription services	$13,430	$15,772	$19,969	$24,109	$27,937	$34,063
Professional services and other	11,079	13,683	15,827	15,679	14,851	15,518

Total revenues	24,509	29,455	35,796	39,788	42,788	49,581

Cost of revenues(1):
Cost of subscription services	3,649	4,100	5,160	5,943	6,950	7,948
Cost of professional services and other	7,700	8,950	10,696	10,818	10,759	11,195

Total cost of revenues	11,349	13,050	15,856	16,761	17,709	19,143

Gross profit	13,160	16,405	19,940	23,027	25,079	30,438

Operating expenses(1):
Research and development	3,055	3,286	3,605	4,692	5,527	6,357
Sales and marketing	3,798	4,190	5,316	6,186	7,662	9,610
General and administrative	1,542	1,807	2,235	2,787	3,717	4,633

Total operating expenses	8,395	9,283	11,156	13,665	16,906	20,600

Operating income	4,765	7,122	8,784	9,362	8,173	9,838
Other income (expense), net	10	(421)	74	(603)	(499)	(65)

Income before income taxes	4,775	6,701	8,858	8,759	7,674	9,773
Provision for income taxes	1,672	2,454	3,109	3,075	2,829	3,775

Net income	$3,103	$4,247	$5,749	$5,684	$4,845	$5,998

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	Apr. 30, 2012	Jul. 31, 2012	Oct. 31, 2012	Jan. 31, 2013	Apr. 30, 2013	Jul. 31, 2013
	(in thousands)
Cost of revenues:
Cost of subscription services	$—	$1	$1	$1	$3	$6
Cost of professional services and other	21	30	30	39	93	135
Research and development	39	51	65	83	195	271
Sales and marketing	31	32	34	43	183	299
General and administrative	57	47	51	59	261	504

	Three Months Ended
	Apr. 30, 2012	Jul. 31, 2012	Oct. 31, 2012	Jan. 31, 2013	Apr. 30, 2013	Jul. 31, 2013
	(as a percentage of total revenues)
Consolidated Statements of Operations Data:
Revenues:
Subscription services	54.8%	53.5%	55.8%	60.6%	65.3%	68.7%
Professional services and other	45.2	46.5	44.2	39.4	34.7	31.3

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenues:
Cost of subscription services	14.9	13.9	14.4	14.9	16.3	16.0
Cost of professional services and other	31.4	30.4	29.9	27.2	25.1	22.6

Total cost of revenues	46.3	44.3	44.3	42.1	41.4	38.6

Gross profit	53.7	55.7	55.7	57.9	58.6	61.4

Operating expenses:
Research and development	12.5	11.2	10.1	11.8	12.9	12.8
Sales and marketing	15.4	14.2	14.8	15.6	17.9	19.4
General and administrative	6.3	6.2	6.2	7.0	8.7	9.4

Total operating expenses	34.2	31.6	31.1	34.4	39.5	41.6

Operating income	19.5	24.1	24.6	23.5	19.1	19.8
Other income (expense), net	—	(1.4)	0.2	(1.5)	(1.2)	(0.1)

Income before income taxes	19.5	22.7	24.8	22.0	17.9	19.7
Provision for income taxes	6.8	8.3	8.7	7.7	6.6	7.6

Net income	12.7%	14.4%	16.1%	14.3%	11.3%	12.1%

Quarterly Trends in Revenues

Our quarterly total revenues and subscription services revenues increased sequentially for each period presented, primarily due to sales to new customers and additional orders and renewals placed by existing customers. We cannot assure you that this pattern of sequential growth in revenues will continue.

Our professional services and other revenues fluctuated over the periods presented as a result of the achievement of milestones in our professional services arrangements and the timing of demand for professional services but increased from the beginning to the end of the six quarters presented primarily due to adoption of our solutions by new customers and expanding deployments from our existing customers.

The proportion of our total revenues from subscription services generally increased over the six quarters presented, reflecting a growing customer base beyond the initial deployment period. Gross profit as a percentage of total revenues increased sequentially for each period presented, reflecting an increase in the proportion of subscription services revenues.

Quarterly Trends in Cost of Revenues

Our quarterly total cost of revenues increased sequentially for each period presented, primarily due to the increase in cost of subscription services. Cost of subscription services increased sequentially for each period presented primarily due to an increase of users of our subscription services, which drove an increase in fees paid to salesforce.com, and to a lesser extent increases in employee compensation costs related to increased headcount. Cost of professional services and other revenues generally increased over the six quarters presented primarily due to an increase in employee compensation-related costs due to an increase in headcount of the professional services team, an increase in third-party consulting services and travel related to professional services projects at our customer locations.

Quarterly Trends in Operating Expenses

Our quarterly total operating expenses, as well as quarterly research and development, sales and marketing and general and administrative expenses, increased sequentially for each period presented, primarily due to increases in employee compensation-related costs due to an increase in headcount in each of these functions.

Liquidity and Capital Resources

	As of January 31,			As of July 31,
	2011	2012	2013	2012	2013
	(in thousands)
Cash and cash equivalents	$13,778	$16,880	$31,890	$30,159	$38,608
Short-term investments	—	—	14,276	—	14,267

Total cash, cash equivalents and short-term investments	$13,778	$16,880	$46,166	$30,159	$52,875

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
	(in thousands)
Cash flows provided by operating activities	$4,903	$4,736	$30,799	$14,096	$20,261
Cash flows used in investing activities	(657)	(1,683)	(16,364)	(1,084)	(13,458)
Cash flows provided by (used in) financing activities	887	49	575	267	(85)

Net increase in cash and cash equivalents	$5,133	$3,102	$15,010	$13,279	$6,718

As of July 31, 2013, our principal sources of liquidity for working capital purposes were cash, cash equivalents and short-term investments totaling $52.9 million of which $6.8 million represented cash and cash equivalents held outside of the United States.

We have financed our operations primarily through cash generated from operations. We believe our existing cash, cash equivalents and short-term investments generated from operations will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the ongoing investments in data centers, the introduction of new and enhanced solutions and the continuing market acceptance of our solutions. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies and intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

Cash Flows from Operating Activities

Our largest source of operating cash inflows is cash collections from our customers for subscription services. Payments from customers for these subscription services agreements are typically received near the beginning of the agreements’ term. We also generate significant cash flows from our professional services arrangements. Our primary uses of cash from operating activities are for employee-related expenditures, fees to salesforce.com, taxes, employee travel and leased facilities.

Six months ended July 31, 2013 compared to six months ended July 31, 2012. Net cash provided by operating activities increased $6.2 million primarily due to $3.3 million increase in accrued expenses, which reflects the timing of payments primarily related to accrued royalties and accrued employee-related expenditures, a $3.5 million increase in net income, and a $2.7 million increase in deferred revenue resulting from growth in our subscription services sales. These were offset by a $4.8 million decrease in income taxes, which reflects the timing of our payment.

Fiscal 2013 compared to Fiscal 2012. Net cash provided by operating activities increased $26.1 million, primarily due to a $14.6 million increase in net income, a $13.3 million increase in deferred revenue resulting from growth in our subscription services sales, a $6.1 million increase in income tax obligations related to our higher pre-tax income and a $1.3 million increase in accounts payable, which reflects timing of payments due to the growth of our business. These were offset by a $4.8 million decrease in accrued expenses, which reflects the timing of payments primarily related to accrued royalties and accrued payroll, and a $4.2 million increase in accounts receivable resulting from the growth in both our subscription services sales and our professional services and other sales.

Fiscal 2012 compared to Fiscal 2011. Net cash provided by operating activities decreased $0.2 million, primarily due to a $7.4 million increase in accounts receivable, resulting from the growth in both our subscription services sales and our professional services and other sales. This was offset by a $4.2 million increase in accrued expenses, which reflects the timing of payments primarily related to accrued royalties and accrued payroll, a $2.1 million increase in deferred revenue resulting from growth in our subscription services sales and a $1.1 million increase in deferred income taxes.

Cash Flows from Investing Activities

The cash flows from investing activities primarily relate to purchases of marketable securities. We also use cash to invest in capital assets to support our growth.

Six months ended July 31, 2013 compared to six months ended July 31, 2012. Net cash used for investing activities was $13.5 million for the six months ended July 31, 2013, compared to $1.1 million for the six months ended July 31, 2012. The increase was primarily due to $12.1 million in cash used for the acquisition of AdvantageMS.

Fiscal 2013 compared to Fiscal 2012. Net cash used for investing activities increased $14.7 million, primarily due to a $14.4 million increase in our purchase of short-term investments.

Fiscal 2012 compared to Fiscal 2011. Net cash used for investing activities increased $1.0 million, primarily due to cash used toward capital expenditures and internal-use software and the issuance of a related party note receivable.

Cash Flows from Financing Activities

The cash flows from financing activities relate to proceeds from stock option exercises and early stock option exercises.

Six months ended July 31, 2013 compared to six months ended July 31, 2012. Net cash used in financing activities was $0.1 million for the six months ended July 31, 2013, compared to net cash provided by financing activities of $0.3 million for the six months ended July 31, 2012. The increase in cash used was due to deferred costs associated with our initial public offering offset by an increase in proceeds from stock option exercises.

Fiscal 2013 compared to Fiscal 2012. Net cash provided by financing activities was $0.6 million for our fiscal year ended January 31, 2013, compared to $50,000 for our fiscal year ended January 31, 2012. The increase was due to an increase in proceeds from stock option exercises.

Fiscal 2012 compared to Fiscal 2011. Net cash provided by financing activities was $50,000 for our fiscal year ended January 31, 2012, compared to $0.9 million for our fiscal year ended January 31, 2011, a decrease of $0.8 million. The decrease was due to a decrease in proceeds from stock option exercises.

Commitments

Our principal commitments primarily consist of obligations for minimum payment commitments to salesforce.com and leases for office space. As of January 31, 2013, the future non-cancelable minimum payments under these commitments were as follows:

	Payments Due by Period
	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
	(in thousands)
Purchase commitments	$15,937	$1,596	$14,341	$—	$—
Operating lease obligations(1)	6,100	1,882	2,625	1,593	—

Total	$22,037	$3,478	$16,966	$1,593	$—

(1)	Consists of contractual obligations from non-cancellable office space under operating leases.

As of July 31, 2013, the future non-cancelable minimum payments under these commitments were as follows:

	Payments Due by Period
	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
	(in thousands)
Purchase commitments	$3,503	$2,133	$1,370	$—	$—
Operating lease obligations(1)	6,718	2,305	3,182	1,023	208

Total	$10,221	$4,438	$4,552	$1,023	$208

(1)	Consists of contractual obligations from non-concellable office space under operating leases.

The amounts in the table above are associated with agreements that are enforceable and legally binding, which specify significant terms including payment terms, related services and the approximate timing of the transaction. Obligations under agreements that we can cancel without a significant penalty are not included in the table.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in note 2 of the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

We derive our revenues from two sources: subscription services revenues, which are comprised of subscription fees from customers accessing our enterprise cloud computing solutions, and related professional services and other revenues. Professional services and other revenues generally include consulting and training. We commence revenue recognition when all of the following conditions are satisfied:

•	there is persuasive evidence of an arrangement;

•	the service has been or is being provided to the customer;

•	the collection of the fees is reasonably assured; and

•	the amount of fees to be paid by the customer is fixed or determinable.

Our subscription services arrangements are generally non-cancelable and do not provide for refunds to customers in the event of cancellations. We record revenues net of any sales or excise taxes. Subscription services revenues are recognized ratably over the order term beginning when the solution has been provisioned to the customer.

The majority of our professional services arrangements are recognized on a time and material basis. Professional services revenues recognized on a time and material basis are measured monthly based on time incurred and contractually agreed upon rates. Certain professional services revenues are based on fixed fee arrangements and revenues are recognized based on progress against output measures, such as substantive milestones. Training revenues are recognized as the services are performed.

Our multiple element arrangements contain non-software deliverables such as our subscription offerings and professional services. For these arrangements we must: (i) determine whether each deliverable has stand-alone value; (ii) determine the estimated selling price of each element using the selling price hierarchy of vendor-specific objective evidence (VSOE) of fair value, third party evidence (TPE) or best estimated selling price (BESP), as applicable; and (iii) allocate the total price among the various deliverables based on the relative selling price method.

In determining whether professional services and other revenues have stand-alone value, we consider the following factors for each consulting agreement: availability of the consulting services from other vendors, the nature of the consulting services and whether the professional services are required in order for the customer to use the subscription services.

We have determined that we are not able to establish VSOE of fair value or TPE of selling price for any of our deliverables, and accordingly we use BESP for each deliverable in the arrangement. The objective of BESP is to estimate the price at which we would transact a sale of the service deliverables if the services were sold on a stand-alone basis. Revenue allocated to each deliverable is recognized when the basic revenue recognition criteria are met for each deliverable.

We determine BESP for our subscription services included in a multiple element subscription arrangement by considering multiple factors including, but not limited to, stated subscription renewal rates offered to the customer to renew the service and other major groupings such as customer type and geography.

BESP for professional services considers the discount of actual professional services sold compared to list price, the experience level of the individual performing the service and geography.

Stock-Based Compensation

Compensation expense related to stock-based transactions, including employee, consultant and non-employee director stock option awards, is measured and recognized in the financial statements based on fair value. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. The stock-based compensation expense, net of forfeitures, is recognized using a straight-line basis over the requisite service periods of the awards, which is generally four to five years.

Our option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•	Fair Value of Common Stock. Because our common stock is not publicly traded, we must estimate the fair value of common stock, as discussed in “—Common Stock Valuations” below.

•

Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the options for each option group.

•

Expected Term. The expected term represents the period that our stock-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the stock option awards granted, we have based our expected term on the simplified method available under GAAP.

•

Volatility. We determine the price volatility factor based on the historical volatilities of our peer group as we do not have a sufficient trading history for our common stock. Industry peers consist of several public companies in the technology industry that are similar to us in size, stage of life cycle and financial leverage. These peer companies are the same companies as the comparable publicly traded companies used in connection with our contemporaneous third-party valuations described in “—Common Stock Valuations” below. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Dividend Yield. We have not paid and do not expect to pay dividends.

As we do not have sufficient historical experience for determining the expected term of the stock option awards granted, we have based our expected term on the simplified method available under GAAP.

The following table summarizes the assumptions relating to our stock options as follows:

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
Volatility	70%	57% – 65%	42% – 55%	42% – 55%	42% – 50%
Expected life (in years)	6.08 – 6.32	6.32	6.32	6.32	6.32 – 8.23
Risk-free interest rate	1.99% – 2.78%	1.18% – 2.72%	0.83% – 1.15%	0.85% – 1.15	1.03% – 1.69%
Dividend yield	0%	0%	0%	0%	0%

In addition to assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation expense for our option awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture rate is revised. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the financial statements.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation expense on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

Common Stock Valuations

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. The fair values of the common stock underlying our stock-based awards were determined by the compensation committee of our board of directors, with input from management and contemporaneous third-party valuations. We believe that our compensation committee has the relevant experience and expertise to determine the fair value of our common stock. As described below, the exercise price of our stock-based awards was determined by our compensation committee based on the most recent contemporaneous third-party valuation as of the grant date.

Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our compensation committee exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous valuations performed by unrelated third-party specialists;

•	the prices, rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	the history of the company and the introduction of new services;

•	our stage of development;

•	likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions;

•	illiquidity of stock-based awards involving securities in a private company;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

In valuing our common stock, our compensation committee determined the equity value of our business generally using the market comparable approach (and, within the market-based approach, the guideline publicly traded company method and, at certain times, the guideline M&A transaction method) and the income approach valuation methods.

The market comparable approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. Based both on trading multiples and acquisitions of the comparable companies, a representative market value multiple is determined which is applied to the subject company’s operating results to estimate the value of the subject company. The estimated value is then discounted by a non-marketability factor due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies which impacts liquidity. For purposes of the guideline publicly traded company method, we review the comparable companies with each valuation to ensure that the companies continue to best reflect our industry and business model. For purposes of the guideline M&A transaction method, we review the transactions examined to ensure that the transactions best reflect recent comparable transactions.

The income approach estimates value based on the expectation of future cash flows that a company will generate, through projections of revenue growth, cash earnings, cost savings, tax deductions and the proceeds from disposition. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. In addition, we also considered an appropriate discount adjustment to recognize the lack of marketability due to being a closely-held, non-public entity.

We use comparable publicly traded companies for purposes of estimating the fair value of our common stock and estimating the price volatility factor when performing the fair value calculations with the Black-Scholes option pricing model. We review the comparable companies with each valuation to ensure that the companies continue to support our assumptions and projections. From time to time, we update the set of comparable companies we use as new or more relevant information became available.

We used the same comparable companies for the January 31, 2012, July 31, 2012 and October 31, 2012 valuations, except that we did not use two companies for the July 31, 2012 and October 31, 2012 valuations that we had used in the January 31, 2012 valuation because those companies had been subsequently acquired and were no longer public companies. For the January 31, 2013 valuation, we added seven companies in the customer relationship management and content management industry that had recently completed initial public offerings and removed two companies. The newly added companies provided additional publicly available financial data from which valuation multiples could be derived. One company that was removed had been acquired and was no longer a public company, and the other company was no longer considered comparable to us. We used the same comparable companies for the April 30, 2013 valuation as the January 31, 2013 valuation. For the June 30, 2013 valuation, we expanded our list of comparable companies to include several additional high-growth software-as-a-service companies, some of which had recently completed initial public offerings, and were similar to us in terms of risk, diversification, growth and/or profitability, as well as several additional high growth software companies that had recently completed initial public offerings. In addition, we removed several companies that were no longer considered comparable to us. We used the same comparable companies for the September 6, 2013 valuation as the June 30, 2013 valuation.

While our selection of comparable companies has changed over time as we continue evaluating whether the selected companies remain comparable to us and considering recent initial public offerings and sale transactions, we believe the comparable peer companies are a representative group for purposes of estimating the fair value of our common stock and estimating the price volatility factor when performing the fair value calculations with the Black-Scholes option pricing model. However, there could be inherent differences that may impact comparability. Several of the comparable companies are larger than us in terms of total revenues and assets, and several have experienced net operating losses and have not yet generated net income. Since no two companies are perfectly comparable, we apply premiums or discounts in our valuation analysis, as appropriate, to account for differences between our position in our industry and the positions of the comparable companies, or if there are intangible attributes that are significantly different among the companies, as well as to reflect the fact that we are not currently a public company.

In some cases, for financial reporting purposes, we retrospectively considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation determined pursuant to one of the methods described above or, with the benefit of hindsight, to use another value based on a linear interpolation between two valuation dates. This determination included an evaluation of whether the subsequent valuation increase was the result of specific events recognized by our compensation committee that resulted in the increase during the interim period or whether the increase was due to less visible reasons such as general improvements in the business or changes in the valuation methodologies or components.

Once we determined an equity value, we utilized the option pricing method (OPM), to allocate the equity value to each of our classes of stock. OPM values each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights and strike prices of derivatives. This method is generally preferred when future outcomes are difficult to predict and dissolution or liquidation is not imminent.

We granted stock options with the following exercise prices between January 31, 2012 and the date of this prospectus:

Option Grant Date	Number of Shares Underlying Options	Exercise Price Per Share	Common Stock Fair Value Per Share
March 2, 2012	903,500	$1.11	$1.11
April 10, 2012	635,500	1.11	1.11
June 2, 2012	243,500	1.11	1.11
June 29, 2012	162,500	1.11	1.11
August 23, 2012	254,500	1.54	1.54
September 28, 2012	671,000	1.54	1.54
November 19, 2012	496,000	1.96	1.96
December 20, 2012	1,051,000	1.96	1.96
February 20, 2013	350,500	3.92	4.33
March 10, 2013	13,034,999	3.92	4.69
March 26, 2013	413,500	3.92	5.02
May 23, 2013	487,000	5.73	5.73
July 31, 2013	842,500	7.55	7.55
September 10, 2013	495,000	9.88	9.88
October 1, 2013	236,000	13.00	17.00

The aggregate intrinsic value of vested and unvested stock options as of July 31, 2013, based on an assumed initial public offering price of $17.00 per share, the midpoint of the price range on the cover page of this prospectus, was $68.2 million and $293.0 million, respectively.

The following discussion relates primarily to our determination of the fair value per share of our common stock for purposes of calculating stock-based compensation expense since March 2012. No single event caused the valuation of our common stock to increase or decrease. Instead, a combination of the factors described below in each period led to the changes in the fair value of our common stock.

March 2012

Our compensation committee set an exercise price of $1.11 per share for option awards granted in March 2012 based in part on a contemporaneous third-party valuation prepared as of January 31, 2012 on a minority, non-marketable interest basis. The valuation took into account that our revenues for fiscal 2012 exceeded our revenues for fiscal 2011 and that, based on this growth and our assessment of future growth potential, we had revised our financial forecasts for future fiscal years. The valuation also took into account that while the U.S. gross domestic product grew at the end of calendar year 2011, a sustained recovery was still not assured. The results of the valuation indicated the fair value of our common stock to be $1.11 per share as of January 31, 2012. The valuation used both the market approach and the income approach. Under the market approach, the valuation considered the guideline publicly traded company method and the guideline M&A transaction method. The valuation used a 20% weighting of the income approach, a 40% weighting of the guideline publicly traded company method of the market approach and a 40% weighting of the guideline M&A transaction method of the market approach to determine the aggregate equity value before factoring in any discounts or allocations. Our enterprise value reflected a non-

marketability discount of 25.0%. A marketability discount was applied to reflect the fact that private company common stock is not directly comparable to the value of publicly traded shares due to the fact that stockholders of private company common stock do not have access to the same type of trading markets that stockholders of publicly traded companies possess. Based on the factors noted above and the valuation, the compensation committee determined that the fair value of our common stock was $1.11 per share on that date, and we granted option awards in March 2012 with an exercise price of $1.11 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for option awards granted in March 2012 to be at $1.11 per share.

April 2012

In April 2012, we granted option awards with an exercise price of $1.11 per share.

At the time of the grant, we did not have updated quarterly operating results or forward forecasts as compared to the information utilized in the January 31, 2012 valuation of $1.11 per share. Therefore, we granted option awards in April 2012 with an exercise price of $1.11 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for option awards granted in April 2012 to be $1.11 per share.

June 2012

In June 2012, we granted option awards with an exercise price of $1.11 per share.

Our financial results for the three months ended April 30, 2012, were materially in line with the financial forecast we used in the January 31, 2012 valuation of $1.11 per share. Therefore, we granted option awards in June 2012 with an exercise price of $1.11 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for option awards granted in June 2012 to be $1.11 per share.

August 2012

Our compensation committee set an exercise price of $1.54 per share for option awards granted in August 2012 based in part on a contemporaneous third-party valuation prepared as of July 31, 2012 on a minority, non-marketable interest basis. The valuation took into account that our revenues for the six months ended July 31, 2012 exceeded our internal plans and that, based on this growth and our assessment of future growth potential, we had revised our financial forecasts for future fiscal years. The valuation also took into account that the U.S. economy continued to experience slow growth and that contraction in lending continued and indicated the fair value of our common stock to be $1.54 per share as of July 31, 2012. The valuation used both the market approach and the income approach. Under the market approach, the valuation considered the guideline publicly traded company method and the guideline M&A transaction method. The valuation used a 20% weighting of the income approach, a 40% weighting of the guideline publicly traded company method of the market approach and a 40% weighting of the guideline M&A transaction method of the market approach to determine the aggregate equity value before factoring in any discounts or allocations. Our enterprise value reflected a non-marketability discount of 20.0%, down from 25.0% in the valuation prepared as of January 31, 2012 due to a greater likelihood of a liquidity event. Based on the factors noted above and the valuation, the compensation committee determined that the fair value of our common stock was $1.54 per share on that date, and we granted option awards in August 2012 with an exercise price of $1.54 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for option awards granted in August 2012 to be at $1.54 per share.

September 2012

In September 2012, we granted option awards with an exercise price of $1.54 per share.

At the time of the grant, we did not have updated quarterly operating results or forward forecasts as compared to the information utilized in the July 31, 2012 valuation of $1.54 per share. Therefore, we granted option awards in September 2012 with an exercise price of $1.54 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for option awards granted in September 2012 to be $1.54 per share.

November 2012

Our compensation committee set an exercise price of $1.96 per share for option awards granted in November 2012 based in part on a contemporaneous third-party valuation prepared as of October 31, 2012 on a minority, non-marketable interest basis. The valuation took into account that our revenues for the eight months ended September 30, 2012 exceeded our internal plans and that, based on this growth and our assessment of future growth potential, we had revised our financial forecasts for future fiscal years. The valuation also took into account that the U.S. economy continued to experience slow growth and indicated the fair value of our common stock to be $1.96 per share as of October 31, 2012. The valuation used both the market approach and the income approach. Under the market approach, the valuation considered the guideline publicly traded company method and the guideline M&A transaction method. The valuation weighted the income approach, the guideline publicly traded company method of the market approach and the guideline M&A transaction method of the market approach equally to determine the aggregate equity value before factoring in any discounts or allocations. We changed the weighting of these approaches due to the number of quarters in which we had recognized net income and our increased confidence in the income approach. Our enterprise value reflected a non-marketability discount of 15.0%, down from 20.0% in the valuation prepared as of July 31, 2012 due to a greater likelihood of a liquidity event. Based on the factors noted above and the valuation, the compensation committee determined that the fair value of our common stock was $1.96 per share on that date, and we granted option awards in November 2012 with an exercise price of $1.96 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for option awards granted in November 2012 to be at $1.96 per share.

December 2012

In December 2012, we granted option awards with an exercise price of $1.96 per share.

At the time of the grant, we did not have updated quarterly operating results or forward forecasts as compared to the information utilized in the October 31, 2012 valuation of $1.96 per share. Therefore, we granted option awards in December 2012 with an exercise price of $1.96 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for option awards granted in December 2012 to be $1.96 per share.

February 2013

Our compensation committee set an exercise price of $3.92 per share for option awards granted in February 2013 based in part on a contemporaneous third-party valuation prepared as of January 31, 2013 on a minority, non-marketable interest basis. The valuation took into account that our revenues and operating margins for fiscal 2013 exceeded our revenues and operating margins for fiscal 2012 (for example, our total revenues grew by 111% from fiscal 2012 to fiscal 2013) and that, based on this growth and our assessment of future growth potential, we had revised our financial forecasts for future fiscal years. The valuation also took into account our market leadership in our industry, particularly in the United States, our growth internationally, the introduction of our Veeva Vault solution, and our plans to begin the process of conducting an initial public offering. The valuation also took into account positive market sentiment in the life sciences industry. We also adjusted the comparable publicly traded companies to include companies that had recently completed their initial public offerings. The valuation took into account that the U.S. and global economies continued to experience slow growth. The valuation used both the market approach and the income approach. Under the market approach, the valuation considered the guideline publicly traded company method and the guideline M&A transaction method. Because of the factors described above, under the guideline publicly traded company method, we applied a revenue multiple of comparable publicly traded companies that was 32% greater than the valuation prepared as of October 31, 2012, which revenue multiple was between the first quartile and median of comparable companies. Because of the factors described above, under the guideline M&A transaction method, we applied a revenue multiple of comparable publicly traded companies that was 48% greater than the valuation prepared as of October 31, 2012, which revenue multiple was in the third quartile of comparable companies. The valuation weighted the income approach, the guideline publicly traded company method of the market approach and the guideline M&A transaction method of the market approach equally to determine the aggregate equity value before factoring in any discounts or allocations. Our enterprise value reflected a non-marketability discount of 12.5%, down from 15.0% in the valuation prepared as of

October 31, 2012 due to a greater likelihood of a liquidity event. Based on the factors noted above and the valuation, the compensation committee determined that the fair value of our common stock was $3.92 per share on that date, and we granted option awards in February 2013 with an exercise price of $3.92 per share.

For financial reporting purposes, we applied a linear interpolation approach using the valuations of $3.92 per share as of January 31, 2013 and $5.73 per share as of April 30, 2013, the date at which our next valuation was performed, to determine, with the benefit of hindsight, the fair value of our common stock for option awards granted in February 2013. We determined to re-evaluate the prior fair value for the February 2013 grants because, with the benefit of hindsight, we realized that between the January 31, 2013 and April 30, 2013 valuation dates our enterprise value had increased over 45%. We believe the increase in our enterprise value during this time period was primarily due to the growth of our revenues for the three months ended April 30, 2013, as well as the increase in the market valuations of our comparable companies that resulted in an increase in the revenue multiple we used for the April 30, 2013 valuation. We determined that the linear interpolation approach would provide the most appropriate conclusion for the valuation of our common stock on the interim dates between valuations because we did not identify any single event or series of events that occurred during this interim period that would have caused a material change in fair value. Based on this calculation, we assessed the fair value of our common stock for option awards granted in February 2013 to be $4.33.

March 2013

In March 2013, we granted option awards with an exercise price of $3.92 per share.

At the time of the March 2013 grants, it was early in the quarter ended April 30, 2013, and we did not have updated quarterly operating results or forward forecasts as compared to the information utilized in the January 31, 2013 valuation of $3.92 per share. In addition, we had not taken any significant additional steps since January 31, 2013 towards commencing an initial public offering. Therefore, we granted option awards in March 2013 with an exercise price of $3.92 per share.

For financial reporting purposes, we applied a linear interpolation approach using the valuations of $3.92 per share as of January 31, 2013 and $5.73 per share as of April 30, 2013, the date at which our next valuation was performed, to determine, with the benefit of hindsight, the fair value of our common stock for option awards granted in March 2013. We determined to re-evaluate the prior fair value for the March 2013 grants because, with the benefit of hindsight, we realized that between the January 31, 2013 and April 30, 2013 valuation dates our enterprise value had increased over 45%. We believe the increase in our enterprise value during this time period was primarily due to the growth of our revenues for the three months ended April 30, 2013, as well as the increase in the market valuations of our comparable companies that resulted in an increase in the revenue multiple we used for the April 30, 2013 valuation. We determined that the linear interpolation approach would provide the most appropriate conclusion for the valuation of our common stock on the interim dates between valuations because we did not identify any single event or series of events that occurred during this interim period that would have caused a material change in fair value. Based on this calculation, we assessed the fair value of our common stock for option awards granted on March 10, 2013 and March 26, 2013 to be $4.69 and $5.02, respectively.

As a consequence of the re-evaluation of the prior fair value determinations for the February 2013 and March 2013 grants, we will record incremental share-based compensation expense of approximately $8.3 million over the vesting terms of these awards. We have concluded, however, that the effect of the adjustments for the six months ended July 31, 2013 is not material and we will therefore record an out-of period adjustment of $0.5 million in our quarter ending October 31, 2013 to true-up the amount of share-based compensation expense already recognized for these awards to reflect the impact of the incremental increase in fair value.

May 2013

Our compensation committee set an exercise price of $5.73 per share for option awards granted in May 2013 based in part on a contemporaneous third-party valuation prepared as of April 30, 2013 on a minority, non-marketable interest basis. The valuation took into account that our revenues for the three months ended April 30,

2013 exceeded our revenues for the three months ended January 31, 2013 and that, based on this growth and our assessment of future growth potential, we had revised our financial forecasts for future fiscal years. The valuation also took into account the announcement of our Veeva CRM Approved Email solution and the steps we had taken since the March 2013 grants to begin the process of conducting an initial public offering, including selecting lead book running managers, engaging legal counsel, and setting a date for an organizational meeting with underwriters. The valuation took into account that the U.S. and global economies continued to experience slow growth. The valuation used both the market approach and the income approach. Under the market approach, the valuation considered the guideline publicly traded company method but did not consider the guideline M&A transaction method given the greater likelihood that we would complete an initial public offering than another exit event. The valuation weighted the income approach and the guideline publicly traded company method of the market approach equally to determine the aggregate equity value before factoring in any discounts or allocations. Because of the factors described above, under the guideline publicly traded company method, we applied a revenue multiple of comparable publicly traded companies that was 45% greater than the valuation prepared as of January 31, 2013, which revenue multiple was between the first quartile and mean of comparable companies. Our enterprise value reflected a non-marketability discount of 10%, down from 12.5% in the valuation prepared as of January 31, 2013 due to a greater likelihood of a liquidity event. Based on the factors noted above and the valuation, the compensation committee determined that the fair value of our common stock was $5.73 per share on that date, and we granted option awards in May 2013 with an exercise price of $5.73 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for option awards granted in May 2013 to be at $5.73 per share.

July 2013

Our compensation committee set an exercise price of $7.55 per share for option awards granted in July 2013 based in part on a contemporaneous third-party valuation prepared as of June 30, 2013 on a minority, nonmarketable interest basis. Based on our actual financial results and the assessment of future growth potential, we had revised our financial forecasts for future fiscal years. The valuation also took into account our acquisition of Advantage Management Solutions, Inc. in June 2013, our plans to conduct an initial public offering, including the initial confidential submission of a registration statement on Form S-1 in June 2013, and the introduction of our Veeva CRM Approved Email solution. The valuation took into account that the U.S. and global economies continued to experience slow growth. The valuation also adjusted the comparable publicly traded companies to include several additional high-growth software-as-a-service companies, some of which had recently completed initial public offerings, and were similar to us in terms of industry, risk, diversification, growth and/or profitability, as well as several additional high growth software companies that had recently completed initial public offerings. The valuation used both the market approach and the income approach. Under the market approach, the valuation considered the guideline publicly traded company method but did not consider the guideline M&A transaction method given the greater likelihood that we would complete an initial public offering than another exit event. The valuation weighted the income approach and the guideline publicly traded company method of the market approach equally to determine the aggregate equity value before factoring in any discounts or allocations. Because of the factors described above, under the guideline publicly traded company method, we applied a revenue multiple of comparable publicly traded companies that was 26% greater than the valuation prepared as of April 30, 2013, which revenue multiple was within the narrow average revenue multiple of the industry-specific software-as-a-service public comparable companies due to their greater comparability with our business given the industry-specific nature of our software solutions. Our enterprise value reflected a non-marketability discount of 10%, which was equal to the valuation prepared as of April 30, 2013. Based on the factors noted above and the valuation, the compensation committee determined that the fair value of our common stock was $7.55 per share on that date, and we granted option awards in July 2013 with an exercise price of $7.55 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for option awards granted in July 2013 to be at $7.55 per share.

September 2013

Our compensation committee set an exercise price of $9.88 per share for option awards granted in September 2013 based in part on a contemporaneous third-party valuation prepared as of September 6, 2013 on a minority, nonmarketable interest basis. The valuation took into account that our total revenues for the six months ended July 31, 2013 grew 71% from the same period in the previous year. The valuation also took into account our continued steps towards an initial public offering, including our plans to publicly file a registration statement on Form S-1 in September 2013. The valuation took into account that the U.S. and global economies had not changed dramatically since the valuation dated June 30, 2013. The valuation used the same comparable companies as the June 30, 2013 valuation. The valuation used both the market approach and the income approach. Under the market approach, the valuation considered the guideline publicly traded company method but did not consider the guideline M&A transaction method given the greater likelihood that we would complete an initial public offering than another exit event. The valuation weighted the income approach and the guideline publicly traded company method of the market approach equally to determine the aggregate equity value before factoring in any discounts or allocations. Because of the factors described above, under the guideline publicly traded company method, we applied a revenue multiple of comparable publicly traded companies that was 25% greater than the valuation prepared as of June 30, 2013, which revenue multiple was within the narrow average revenue multiple of the industry-specific software-as-a-service public comparable companies due to their greater comparability with our business given the industry-specific nature of our software solutions. Our enterprise value reflected a non-marketability discount of 7.5%, down from 10% in the valuation prepared as of June 30, 2013 due to a greater likelihood of a liquidity event. Based on the factors noted above and the valuation, the compensation committee determined that the fair value of our common stock was $9.88 per share on that date, and we granted option awards in September 2013 with an exercise price of $9.88 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for option awards granted in September 2013 to be at $9.88 per share.

October 2013

Our compensation committee set an exercise price of $13.00 per share for option awards granted on October 1, 2013. When assessing the appropriate fair value for purposes of calculating the related stock-based compensation expense for these awards, we initially used $13.00, the midpoint of the initial public offering price range reflected on the cover page of our preliminary prospectus dated October 3, 2013. As a result of the increase in the price range for this offering to $16.00 to $18.00 per share discussed under “—Offering Price Range” below, we retrospectively reassessed the fair value of our common stock for the October 1, 2013 grants for financial reporting purposes to be $17.00 per share. As a result of reassessing the fair value of our common stock, we expect to record additional stock-based compensation expense over the vesting period of the awards granted on October 1, 2013.

Offering Price Range

In late September 2013, in consultation with the underwriters, we determined that our initial public offering price range would be $12.00 to $14.00 per share. Subsequently, after a series of meetings with potential investors that took place between October 3, 2013 and October 10, 2013, the pricing committee of our board of directors met with the underwriters and members of senior management and determined that, as a result of the level of interest in our proposed offering from potential investors, we should increase the price range for this offering to $16.00 to $18.00 per share.

We believe the difference between the fair value of our common stock for the September 10, 2013 grants, as determined by our compensation committee, and the initial public offering price range of $16.00 to $18.00 per share is a result of the following factors:

•

the initial public offering price range necessarily assumed that the initial public offering has occurred and a public market for our common stock has been created, and therefore excludes any marketability or illiquidity discount for our common stock, which was appropriately taken into account in our compensation committee’s fair value determinations;

•	the effect of the recent increases in the stock markets generally, including an increase of approximately 1.4% in the Dow Jones Industrial Average and an increase of approximately 2.8% in the Nasdaq

Composite between September 6, 2013, the date of the contemporaneous third-party valuation used for the September 10, 2013 grants, and October 10, 2013;

•

differences in the methodologies, assumptions and inputs used in the price range analysis compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the compensation committee; and

•

the consideration of our growth prospects and recent financial, trading and market statistics of a slightly different set of high-growth technology companies, including several high-growth technology companies that recently completed successful initial public offerings (one in August 2013 and two in September 2013, after the September 6, 2013 valuation date). Overall, the additional companies considered in determining the initial public offering price range were high-growth software-as-a-service companies that do not specifically serve the life sciences industry and had higher relative valuations than the more industry specific comparable peer companies used in our compensation committee’s historical fair value analysis. We considered these additional companies in determining the initial public offering price because we believed such additional companies were more similar to the types of companies potential investors were using to evaluate our growth prospects.

Quantitative and Qualitative Disclosures About Market Risk

Foreign currency exchange risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, British Pound Sterling and Japanese Yen. Revenues outside of North America as a percentage of revenues were approximately 7%, 22% and 35% in our fiscal years ended January 31, 2011, 2012 and 2013, respectively, and 31% and 40% during the six months ended July 31, 2012 and 2013, respectively. Changes in exchange rates may negatively affect our revenues and other operating results as expressed in U.S. dollars.

We have experienced and will continue to experience fluctuations in our net income as a result of transaction gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. While we have not engaged in the hedging of our foreign currency transactions to date, we are currently evaluating the costs and benefits of initiating such a program and may, in the future, hedge selected significant transactions denominated in currencies other than the U.S. dollar.

Interest rate sensitivity

We had cash, cash equivalents and short-term investments totaling $52.9 million as of July 31, 2013. This amount was invested primarily in commercial paper, corporate notes and bonds, certificates of deposit and money market funds. The cash and cash equivalents are held for working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However because we classify our debt securities as “available for sale,” no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other-than-temporary. Our fixed-income portfolio is subject to interest rate risk.

We do not believe that an increase or decrease in interest rates of 100-basis points would have a material effect on our operating results or financial condition. Fluctuations in the value of our investment securities caused by a change in interest rates (gains or losses on the carrying value) are recorded in other comprehensive income, and are realized only if we sell the underlying securities.

BUSINESS

Overview

Veeva is a leading global provider of industry-specific, cloud-based software solutions for the life sciences industry. Our solutions enable pharmaceutical and other life sciences companies to realize the benefits of modern cloud-based architectures and mobile applications for their most critical business functions, without compromising industry-specific functionality or regulatory compliance. Our customer relationship management solutions enable our customers to increase the productivity and compliance of their sales and marketing functions. Our regulated content management and collaboration solutions enable our customers to more efficiently manage a range of highly regulated, content-centric processes across the enterprise. Our customer master solution enables our customers to more effectively manage complex healthcare provider and healthcare organization data. We have built our company’s culture around customer success and believe that our customers consider us a strategic business partner.

We founded our company in 2007 on the premise that industry-specific business problems would best be addressed by industry-specific, cloud-based solutions, an approach referred to as Industry Cloud. We believe Industry Cloud solutions are particularly relevant to global, complex and heavily regulated industries, such as the life sciences industry that we serve. Although there are some basic functions within life sciences companies that horizontal cloud-based solutions have been able to address, such as payroll and expense management, the industry has largely continued to rely on legacy, on-premise information technology (IT) systems to meet industry-specific needs in critical business functions such as new drug submissions, quality management, sales and marketing. As a result, prior to Veeva, life sciences companies were largely unable to implement cloud-based solutions for many of their most critical business functions.

Our Industry Cloud for life sciences consists of cloud-based solutions that were designed from the ground up to address the specific business and regulatory requirements of this global industry. Veeva CRM, our customer relationship management solution for sales representatives, enables a broad range of industry-specific functions such as drug sample tracking with electronic signature capture, healthcare affiliations management, and the ability to conduct interactive, rich media demonstrations with physicians on a mobile device, with or without an internet connection. Veeva Vault, our regulated content management and collaboration solution, enables the management of complex, content-centric processes, such as the collection, management and organization of thousands of documents during clinical trials and managing the complex versioning, workflows and approvals for promotional materials, in compliance with stringent government regulations. Veeva Network, our recently announced customer master solution that will be generally available in late 2013, enables the creation and maintenance of the healthcare provider and organization master data that drives life sciences companies’ sales and marketing operations.

Our solutions utilize multi-tenant architectures, allowing us to rapidly deliver new functionality to all customers simultaneously and enabling our customers to benefit from our innovations and to comply with frequently changing regulations more quickly because all customers are using the same version of our solutions. A multi-tenant architecture is one that allows multiple customers to use the same hardware and software infrastructure while keeping each customer’s data logically separated. In addition, our global employee base, including our professional services team, gives us insights into industry best practices that can be quickly incorporated into our solutions, benefitting all of our customers. We believe this industry-focused approach of continual improvement has the potential to make our Industry Cloud the standard for the life sciences industry. In addition, we believe that the data generated from our deep, industry-specific applications can provide unique insights about the industry that we can incorporate into our solutions, further increasing the value of our Industry Cloud.

An element of our strategy has been to build a global enterprise to serve the needs of the life sciences industry worldwide. As of July 31, 2013, we had 593 employees, including approximately 190 employees located outside North America, primarily in Europe, Japan and China. Our solutions are designed to enable compliance with global regulatory requirements and are available in 27 languages. For our fiscal year ended January 31, 2013, international revenues constituted over one-third of our total revenues. We believe our global presence is a significant strategic asset, as our employees maintain strong local relationships with senior customer executives and obtain valuable feedback on both our existing and potential solutions suited to specific geographies.

We have achieved rapid customer growth and strong customer retention, which we believe is largely due to our acute focus on customer success. As of January 31, 2011, 2012 and 2013, we served 51, 95 and 134 life sciences customers, respectively. As of August 31, 2013, we served approximately 170 life sciences customers, including 33 of the 50 largest global pharmaceutical companies. Our solutions have been implemented in over 75 countries, ranging from deployments within a single division or geography to major deployments at some of the largest global pharmaceutical companies, including Bayer Healthcare AG, Boehringer Ingelheim GmbH, Eli Lilly and Company, Gilead Sciences, Inc., Merck & Co., Inc. and Novartis International AG, as well as projects at smaller life sciences companies. For an explanation of how we define our current customers, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations.”

We have experienced significant growth in revenues and profitability in a short period of time. For our fiscal years ended January 31, 2011, 2012 and 2013, our total revenues were $29.1 million, $61.3 million and $129.5 million, respectively, representing year-over-year growth in total revenues of 110% and 111% for our two most recent fiscal years. For the six months ended July 31, 2013, our total revenues were $92.4 million, representing period-over-period growth of 71%. For our fiscal years ended January 31, 2011, 2012 and 2013, our subscription services revenues were $19.6 million, $32.6 million and $73.3 million, respectively, representing year-over-year growth in subscription services revenues of 67% and 125% for our two most recent fiscal years. For the six months ended July 31, 2013, our subscription services revenues were $62.0 million, representing period-over-period growth of 112%. We generate revenues from subscription fees, generally based on the number of users, and from professional services fees, for configuration, implementation and training. We generated net income of $3.9 million, $4.2 million and $18.8 million for our fiscal years ended January 31, 2011, 2012 and 2013, respectively, and $7.4 million and $10.8 million for the six months ended July 31, 2012 and 2013, respectively.

Industry Background

The Life Sciences Industry is Large and Growing, with Specific and Complex Technology Needs

The global life sciences industry is one of the largest industries in the world, with over 23,000 life sciences companies of record in 2012. According to MarketLine, in 2012, life sciences companies had combined global revenues of approximately $1.6 trillion, and the industry is expected to grow at a compound annual growth rate of approximately 6% per year through 2016. Life sciences companies face a range of strategic and regulatory opportunities and challenges, requiring substantial investment in IT applications and infrastructure. International Data Corporation (IDC) estimates that life sciences companies spent approximately $44 billion on technology in 2012.

Several global and industry-specific trends are driving growth in the life sciences industry. Some regions and countries that are experiencing rapid population and/or economic growth and change, particularly the emerging markets of Brazil, Russia, India and China, are rapidly improving their healthcare systems and increasing their consumption of pharmaceutical and other life sciences products. Continued advances in healthcare and the increasing financial resources of a growing middle class worldwide are also resulting in increased consumption of life sciences products. In addition, changes in healthcare policies and systems are driving growth, including new programs in the United States, which are anticipated to draw 32 million new patients into the healthcare system by 2014.

The life sciences industry faces a number of regulatory, business and operational pressures that create the need for industry-specific, cloud-based solutions:

Stringent Regulatory Requirements. The industry is subject to compliance regimes that are complex, vary widely by regulatory body and geography and change frequently. Regulations cover virtually every critical aspect of a life sciences company’s business operations, including drug development, manufacturing, medical communications, sales and marketing. Furthermore, the life sciences industry is experiencing increasing levels of scrutiny and regulatory enforcement worldwide. Both regulators and consumers can make information demands and file claims and other actions, costing companies significant time and expense, and that can result in fines of up to billions of dollars, product delays and recalls, consent decrees and criminal penalties including imprisonment. For example, Public Citizen published a report in September 2012 that estimated that total pharmaceutical financial penalties in the United States were approximately $6.6 billion in the first half of 2012. As a result, life sciences companies have highly specific needs for IT applications to ensure regulatory compliance.

Global Expansion. Life sciences companies have significantly increased their international operations across many functions including product development, manufacturing, marketing and distribution. This global expansion has increased the need to collaborate across functions and geographies, both internally and with third parties. Many global life sciences companies require different IT applications to address the local business and regulatory conditions in the countries in which they operate.

Increasing Financial Pressures. Life sciences companies have faced increasing financial pressures in recent years. The largest impact has been from patent expirations for a number of “blockbuster” drugs that had provided companies with strong and predictable revenues and profits. With these patent expirations, lower-priced, generic drugs often enter the market, dramatically reducing pricing and profitability. As a result, companies have a growing need to increase and accelerate their drug development cycle times to replace the lost revenues and profits from these drugs when the patents expire. In addition, governments worldwide are changing their healthcare systems in an effort to more closely manage the approval and reimbursement or payment of healthcare products and drug treatments. As a result of these financial pressures, life sciences companies are undertaking significant strategic and operational initiatives, including significant upgrades to their IT applications and infrastructure, across a range of business functions.

Distinct Business Function Requirements. Life sciences companies typically have separate business functions, including research and development, focused on the development and approval of new products, manufacturing and supply chain, responsible for production, and commercial, for the sales and marketing of products once they receive regulatory approval. The departments in each of these functions typically must comply with specific regulatory requirements, and therefore each has specific IT needs that are frequently addressed by separate technology and business decision makers, IT budgets, purchasing patterns and procurement departments.

Existing Legacy IT Systems Do Not Meet the Needs of Today’s Life Sciences Companies

Although many life sciences companies have made large investments in highly customized, legacy IT systems, these solutions often do not meet the evolving needs of today’s life sciences companies for a number of reasons, including:

Difficult and Expensive to Implement and Maintain. Legacy IT systems have generally been deployed on-premise, requiring substantial investments in infrastructure and resources in order to enhance, upgrade and maintain such systems. Typically, these solutions are highly customized to reflect the industry-specific business processes and existing IT environments of the particular life sciences company. These systems quickly become outdated due to the accelerating changes in the company’s regulatory, business and computing environments and require significant ongoing professional services to maintain. Changes to software or hardware also typically need to be integrated into other legacy IT systems, resulting in implementation delays and escalating IT costs and complexity.

Lack of Integration. Although many legacy IT systems provide adequate functionality in specific areas, these systems comprise numerous discrete applications that frequently do not integrate well with each other. In order to manage and integrate data across these applications and across broad geographies, many life sciences companies have had to engage in lengthy and expensive custom development and system integration projects. These projects often result in IT systems that are difficult to adapt to changing business or regulatory requirements.

Poor Usability. Many legacy IT systems, including those used to automate and manage sales organizations and support the content management and collaboration functions for highly regulated processes, such as drug development and manufacturing, were originally designed in the late 1990s using client-server technology. These systems typically do not offer intuitive user interfaces and often are incompatible with now commonly used mobile devices. These disadvantages tend to discourage widespread adoption and frequent use of these solutions across the enterprise.

The Emergence of Cloud-Based Solutions

Over the past decade, cloud-based solutions have emerged to enable enterprises to automate and improve a range of business and technology operations, delivered on an “as needed” basis. In comparison to legacy IT systems, cloud-based solutions can provide a number of benefits to enterprises, including improved application performance, broader user adoption, greater flexibility and lower total cost of ownership. Over time, we believe that enterprises will continue to shift their IT budgets from the software, hardware and IT services budgets of legacy, on-premise IT systems to cloud-based solutions.

Horizontal Cloud-Based Solutions Are Not Well Suited to Meet the Needs of Today’s Life Sciences Companies

Today, most cloud-based offerings are horizontal solutions designed to meet common needs across a wide range of industries. These horizontal cloud-based solutions, however, fail to meet the complex, industry-specific needs of life sciences companies for a number of reasons, including:

Lack of Industry-Specific Functionality. Because horizontal cloud-based solutions typically lack industry-specific functionality, life sciences companies tend to only deploy these solutions for basic business functions, such as payroll and expense management. In more business critical functions, like new drug submissions, quality management, sales and marketing, life sciences companies have specific business and regulatory requirements that make the deployment of horizontal cloud-based solutions extremely challenging without significant customization. Customization of a horizontal cloud-based solution involves significant upfront and ongoing resources, expenditures and time, and can significantly dilute the benefits of adopting these cloud-based solutions.

Inability to Ensure Compliance. Life sciences companies are subject to regulations that require their technology be validated to function in accordance with very specific process and documentation requirements, such as 21 CFR Part 11, the electronic records and electronic signature regulations of the Food and Drug Administration (FDA). Developing and maintaining the systems to ensure this validation and compliance involves significant time, expense and risk. Horizontal cloud vendors typically do not have the deep industry and regulatory knowledge required to provide life sciences companies with validated systems to support their compliance with these regulations.

Lack of Offline Functionality. Horizontal cloud-based solutions and their underlying architectures were developed to maximize performance using an internet connection. Horizontal cloud-based solutions, therefore, typically rely heavily on high-bandwidth connectivity to the internet in order to deliver their services.

Pharmaceutical sales representatives, however, require the ability to conduct their daily activities, such as displaying rich media product demonstrations to physicians, on a mobile device within a compressed and unpredictable window of time, without needing to rely on the availability of an internet connection. As a result, horizontal cloud-based solutions are poorly equipped to deliver this required level of offline functionality.

The Opportunity for Industry Cloud in Life Sciences

The failure of legacy IT systems and horizontal cloud-based solutions to adequately address the IT needs of today’s life sciences companies creates an opportunity for companies such as ours that are focused on industry-specific, cloud-based solutions, or Industry Cloud solutions. Life sciences companies continue to invest significantly in their IT applications and infrastructure. Of the $44 billion that IDC estimates life sciences companies spent on technology in 2012, $28 billion was on software and services and $16 billion was on infrastructure. According to Gartner, Inc., of the $396 billion that businesses spent worldwide on software in 2012, the largest area of spending was Vertical Specific Software, constituting $110 billion or 28% of total software spending. In addition, the demand for cloud-based solutions continues to grow. According to IDC, the global market for public IT cloud services spending is projected to grow from $40 billion in 2012 to $98 billion in 2016, a compound annual growth rate of over 25%. For the market segments within the life sciences industry that we believe are relevant to our solutions, based on our internal analysis and industry experience, we estimate the total addressable market, including the market segments for sales and marketing automation and related solutions for life sciences sales representatives, regulated content management solutions for life sciences companies, customer master solutions for life sciences companies, and healthcare professional, organization, affiliation and reference data, to be at least $5 billion.

Our Industry Cloud Solutions

We provide Industry Cloud solutions for the life sciences industry, specifically developed for the critical business and regulatory needs of global life sciences companies, that deliver the benefits of cloud-based architectures.

Our Industry Cloud solutions include the following key attributes:

Deep, Industry-Specific Functionality. Our solutions have been designed and developed for the specific needs of the global life sciences industry. For example, Veeva CRM was developed to provide highly specific functionality crucial to salesperson productivity, including healthcare affiliations management, compliant activity management, closed-loop marketing, order management and sample disbursement tracking with signature capture. Veeva CRM includes different business rules, functionality and configurations to meet customer requirements across multiple geographies. Our Veeva Vault solution for regulated content management and collaboration addresses the most important content management needs of life sciences companies including clinical trials documentation, quality management, promotional materials management and new drug submissions. Our Veeva Network solution provides detailed healthcare provider and healthcare organization data, cloud-based customer master software and data stewardship services that are integrated with Veeva CRM.

Multi-Tenant Architectures. Our solutions use multi-tenant architectures. A multi-tenant architecture is one that allows multiple customers to use the same hardware and software infrastructure while keeping each customer’s data logically separated. As a result, all of our customers run the same version of our applications while their data is securely partitioned. Customers share our IT resources and operational infrastructure, which enables us to accelerate our speed of implementation, upgrades and support. Because we do not need to customize our solutions for individual customers, our customers benefit from greater scalability, reliability and performance, as well as faster innovation. In addition, our multi-tenant architectures enable us to collect and analyze data in real-time, providing deep insights into application performance and customer usage, and allow us to leverage data provided or updated by one customer to improve the data made available to all customers.

Validated Systems. Our solutions are designed, developed and maintained to enable our customers to satisfy stringent system validation requirements. Life sciences companies are subject to regulations that require them to certify that their technology will function as designed, which can involve significant upfront and ongoing expense in development and maintenance. To help our customers comply with these regulations, we validate each version of our solutions for compliance with regulations such as 21 CFR Part 11 and EU Annex 11, using a recognized third-party firm. Our solutions enable our customers to comply with the installation qualification (IQ) and operational qualification (OQ) steps in the validation process without further validation effort by our customers. As a result, we believe our customers can realize significant cost savings and improved regulatory compliance.

Modular and Integrated Solutions. Our solutions are designed to be deployed in a modular fashion. Customers are able to purchase and deploy our technology as needed to solve immediate business needs, and subsequently purchase and deploy additional functionality deeper into their companies. These applications and platforms are developed to rapidly integrate and interface with their existing applications, data and technologies, and in addition, are optimized to work with our other solutions.

Mobility and Offline Functionality. Certain capabilities of our Veeva CRM solutions can function offline on common mobile devices. Pharmaceutical sales representatives cannot rely on an internet connection for their crucial interactions with physicians, which often occur during short, unpredictable windows of time. We developed Veeva CRM, for example, to maximize offline functionality, so that sales representatives have access to rich content presentations, signature capture and other needs in order to maximize the productivity of their physician interactions when disconnected from the internet. Over 75% of our Veeva CRM customers utilize Veeva iRep, our proprietary, offline mobile application for the iPad, to access our Veeva CRM solution.

“Best Practices” Updates. Our solutions are regularly updated to capture best-in-class business processes from companies across the global life sciences industry. As we work closely with our customer base in multiple geographies and industry segments, we obtain valuable insights into current industry best practices and needs, enabling us to efficiently improve our offerings. We update our solutions several times per year, incorporating such improvements, and our customers quickly benefit from our insights and advances.

User-Friendly Interface. The user interface for our cloud-based solutions is designed to be simple, flexible and intuitive. In addition, we have developed our mobile applications using the most appropriate technology for each mobile operating system we support, such as iOS for our iPad application. This additional level of investment allows us to deliver the most user-friendly experience on each mobile platform. We believe these user-friendly characteristics result in greater user adoption, higher utilization and more time spent on productive tasks.

Global Focus. Our strategy has been to build a global enterprise to serve the needs of life sciences companies worldwide. As of July 31, 2013, we had approximately 190 employees located outside North America, primarily in Europe, Japan and China. Our global focus and presence enables us to remain abreast of regulatory, business and other trends. This allows us to incorporate new regulatory frameworks and functional requirements more quickly into our solutions, which allows our customers to comply more rapidly with highly complex and changing regulations.

Our Industry Cloud solutions provide the following key benefits for our customers:

Improved Sales and Marketing Productivity. Life sciences companies are highly dependent on maximizing the productivity of their sales representatives’ interactions with physicians. By enabling representatives to better prioritize, prepare for and follow up on these interactions, Veeva CRM solutions enable sales representatives to focus more time on revenue-generating activities. Veeva CRM also enables customers to improve the coordination with external organizations, such as contract sales organizations (CSOs), in developing and executing sales and marketing campaigns. Veeva Vault enables customers to improve the coordination between sales and marketing, allowing marketing teams to more rapidly develop, approve and disseminate regulated marketing materials used by sales representatives and in other communication channels.

More Efficient New Product Development. Life sciences companies are under pressure to develop and submit applications for regulatory approval for new drugs quickly and efficiently. Veeva Vault helps companies store, organize and facilitate collaboration with respect to the tens of thousands of documents required for new drug development and application processes. Veeva Vault applications enable research and development organizations to improve and accelerate collaboration among both internal employees and external partners that is required to manage their drug development processes.

Reduced Total Cost of Ownership. Our solutions include applications, infrastructure, maintenance, monitoring, integration, storage, security, disaster recovery, customer support and upgrades, which reduce customer cost and time spent relative to legacy IT systems. We believe that, over the long term, our solutions offer a lower total cost of ownership relative to the capital expenditures, customization, IT services and other expenses associated with legacy IT systems.

Improved Analytical Insights. We believe our solutions provide our customers with real-time insights into their business performance across a wide number of areas and metrics, enabling them to better manage and coordinate their operations. Companies can monitor and analyze process performance, identify existing or potential bottlenecks and quickly implement process improvements with easy-to-use reports and dashboards. In addition, they benefit from our ability to collect, analyze and leverage data across the customers in our Industry Cloud to regularly deliver improvements to our solutions.

Frequent Updates. We develop and deliver upgrades to each of our solutions several times per year. We deploy our upgrades rapidly to all of our customers, who all operate on the latest version and each have access to best-in-class applications as soon as we release them. This provides our customers with a greatly simplified IT architecture, compared to legacy IT systems that may involve multiple versions of the same application within a single company, requiring ongoing integration and maintenance costs.

Improved Regulatory Compliance. Our solutions enable customers to maintain or improve their global compliance levels across a wide range of regulatory requirements. We provide frequent updates on changes to regulations or regulatory frameworks as part of our regularly scheduled upgrades. Each update undergoes validation testing against relevant regulatory standards by an independent third party. As a result, we believe our customers can realize significant cost savings and improved regulatory compliance.

Our Growth Strategy

Our growth strategy is to deliver increasingly valuable Industry Cloud solutions for life sciences companies worldwide. Key elements of our growth strategy include:

Focus on Customer Success. Customer success is at the core of everything we do. We believe much of our success to date has been due to our focused commitment to the business success of our customers. We plan to continue to recruit, hire and develop employees who are highly focused on delivering customer success. We believe this approach will continue to produce high levels of customer success, resulting in greater adoption of our solutions and recommendations and referrals from existing customers to potential new customers.

Deepen Existing Customer Relationships Within Commercial Departments of Life Sciences Companies. Many of our customers begin their deployment of our solutions with a limited number of users, and less than our complete set of available solutions. We believe that as customers realize the benefits of our solutions, they will increase the number of users and the number of solutions used. For example, as we have introduced new customer relationship management and regulated content management and collaboration related applications, such as Veeva CLM and Vault PromoMats, many of our Veeva CRM customers have expanded their existing implementations to include them. We have also recently announced Veeva Network, our customer master solution. We intend to increase the number of users within our existing customers and to grow the number of Veeva CRM, Veeva Vault and Veeva Network applications used by commercial departments of life sciences companies.

Establish and Expand Our Customer Relationships Within Research and Development Departments of Life Sciences Companies. Veeva Vault allows us to broaden our focus to include the research and development departments in life sciences companies, as well as to expand to other specialized companies, such as contract research organizations (CROs) and contract manufacturing organizations (CMOs). We introduced Veeva Vault applications in late 2012 to meet the specific needs of research and development departments of life sciences companies to manage complex, content-centric processes, such as the collection, management and organization of thousands of documents during clinical trials and the global management of standard operating procedures (SOPs). We intend to increase the adoption of our regulated content management and collaboration solutions by increasing the size of our sales force, enabling us to market our Veeva Vault solutions to an expanded set of customers in research and development departments of life sciences companies.

Expand Our Customer Base. We believe the market for cloud-based business applications for life sciences companies is large and underserved. IDC estimates that life sciences companies spent approximately $44 billion on technology in 2012. As of August 31, 2013, we served approximately 170 of the more than 23,000 life sciences companies worldwide. We believe there is a substantial opportunity for us to continue to increase the size of our customer base with both large and small life sciences companies globally through the efforts of our growing domestic and international sales forces.

Continue to Enhance Existing Offerings and Develop New Industry Cloud Solutions. We have made, and will continue to make, significant investments in research and development to enhance our existing solutions, expand the number of our applications and further develop our solutions. We intend to continue to offer multiple upgrades each year designed to enable our customers to benefit from ongoing innovations, expanded geographical reach, updated regulatory compliance and additional mobile platforms. We intend to continue to work closely with our customers to develop and execute upon our solution roadmap. For example, we are currently introducing our Veeva Network solution to provide customer data and data management capabilities, which we developed based on feedback from life sciences customers regarding their most pressing IT needs.

Continue to Expand Internationally. We have a significant international presence today, particularly in Europe, China and Japan, and our solutions have been deployed in over 75 countries. We believe our global presence is a significant strategic asset, and our employees maintain strong local relationships with senior customer executives, obtain valuable feedback on our current solutions and future customer needs and improve our ability to help customers maintain compliance with global regulatory requirements. We plan to continue to invest in new geographies where leading life sciences companies operate, including in the areas of salespeople and sales channels, professional services, customer support and services partnerships.

Veeva Solutions

Our Industry Cloud solutions currently include customer relationship management solutions, regulated content management and collaboration solutions and customer master solutions that enable life sciences companies to increase revenues and maximize profitability while achieving and maintaining compliance with applicable regulatory requirements. Our solutions enable pharmaceutical and other life sciences companies to realize the benefits of modern cloud-based architectures and mobile applications for their most critical business functions, without compromising industry-specific functionality or regulatory compliance.

Regulated, Multi-channel Customer Relationship Management

Veeva CRM, our solution for customer relationship management, allows pharmaceutical and biotechnology companies to market and sell more efficiently, effectively and compliantly to physicians, other healthcare providers and healthcare organizations. Veeva CRM enables physician-facing employees such as pharmaceutical sales representatives, key account managers and scientific liaisons to manage, track and optimize interactions with healthcare providers across multiple communication channels utilizing a single, integrated solution.

To support the life sciences industry’s unique business processes and regulatory compliance requirements, Veeva CRM provides highly specialized functionality such as prescription drug sample management with electronic signature capture, the management of complex affiliations between physicians and the organizations where they work and the capture of medical inquiries from physicians.

In order to deliver the best possible functionality and user experience, we have designed and built a specific application for each mobile device platform we support, including iPads, Windows-based laptops and tablet PCs and Blackberry devices. We are currently developing Windows 8 mobile capabilities.

Veeva CRM uses the Salesforce Platform, combined with our own proprietary technology. Using the Salesforce Platform enables customers to deploy fully integrated call center, customer portal and other applications. In addition, salesforce.com, inc.’s established enterprise cloud-computing platform and hosting infrastructure helps our customers benefit from high levels of reliability, scalability and performance.

Additional applications for the Veeva CRM solution include:

•

Veeva CLM provides closed-loop marketing capabilities for use in face-to-face interactions with physicians. Veeva CLM allows customers to replace paper-based materials with interactive electronic marketing presentations while controlling the storage, distribution, presentation and tracking of marketing materials.

•

Veeva iRep, our proprietary mobile application that runs on the Apple iPad, combines the key functionality of Veeva CRM and Veeva CLM to provide users with functionality that helps maximize productivity in the field. Veeva iRep was designed to provide the functionality needed for pharmaceutical sales representatives and other users to accomplish mission critical tasks in locations, such as hospitals and physicians’ offices, whether or not an internet connection is available. Veeva iRep synchronizes to Veeva CRM when connected to the internet. When synchronizing, Veeva iRep uploads to Veeva CRM data captured while operating off-line, such as data regarding drug samples provided to physicians, and downloads data updates from Veeva CRM, such as updated physician contact information.

•

Veeva CRM Approved Email provides for the management, delivery and tracking of regulatory compliant email communication between sales representatives and physicians. Veeva CRM Approved Email includes capabilities to ensure compliant communications, such as managing physician email opt-in and opt-out. In addition, through integration with Veeva Vault, Veeva CRM Approved Email helps customers ensure that only the latest approved email templates and documents can be delivered to physicians, helping to ensure regulatory compliance.

Regulated Content Management and Collaboration

Veeva Vault, our cloud-based content management and collaboration solution, is used by our customers to manage content-centric processes across key departments within a life sciences company, including clinical trials, quality management, manufacturing, sales and marketing. Veeva Vault consists of our proprietary Vault Platform and six business process specific applications. Veeva Vault applications each include a pre-built data model, pre-defined workflows and the functionality required to support specific business processes. Veeva Vault can be deployed as a single integrated solution across multiple applications, enabling our customers to manage all their important documents in a single, global system.

The Vault Platform is built from the ground up to meet the rigorous content management requirements of the life sciences industry. Delivered as a multi-tenant, cloud-based service, the Vault Platform provides infrastructure and security such as high availability, real-time upgrades, disaster recovery and data backups, data encryption and a comprehensive audit trail that records every action against every document, enabling customers to manage their highly regulated content. In addition, the Vault Platform offers functionality that is delivered across all the Veeva Vault applications, such as searching, content viewing and annotation, comprehensive workflow and approvals, electronic signatures, reporting and open application programming interfaces to allow for integration with other systems. The Vault Platform also includes a configuration toolset that allows customers to create their own Veeva Vault applications.

The Veeva Vault applications primarily for use by research and development departments of life sciences companies include:

•

Veeva Vault eTMF is an electronic trial master file application that manages the repository of important documents for active and archived clinical trials. In addition, Vault eTMF also enables collaboration between the life sciences company sponsoring the trial and its outsourced partners such as CROs. All clinical trial documents are organized in Vault eTMF according to industry accepted guidelines in order to speed the transition from clinical trials to submission for regulatory approval.

•

Veeva Vault Investigator Portal manages the collection of documentation and collaboration among trial sponsors, trial sites and the researchers conducting the trials, known as investigators. Rather than faxing documentation or buying a separate secure file exchange, our customers can deploy the Vault Investigator Portal with Vault eTMF to streamline document collection and organization while complying with strict industry regulations relating to electronic record keeping systems.

•

Veeva Vault Submissions helps life sciences companies to gather and organize all the documents and other content that will be included in a regulatory submission to a healthcare authority, such as the FDA. Vault Submissions organizes all content according to industry accepted guidelines which helps to speed the time to regulatory submission by providing a single place for all researchers, CROs and other collaboration partners to prepare and manage the entire content life cycle.

•

Veeva Vault QualityDocs enables the creation, review, approval, distribution and management of controlled documents, such as SOPs, manufacturing recipes and specifications. All life sciences companies that are developing or selling regulated products must have a quality management system in place. Vault QualityDocs includes the functionality required to manage these processes, including the ability for customers’ employees to mark documents as “read and understood” for training purposes, and the ability to include a watermark on a document when viewed, printed or shared.

The Veeva Vault applications primarily for use by commercial departments of life sciences companies include:

•

Veeva Vault PromoMats manages the end-to-end process for the development, approval, distribution, expiration and withdrawal of promotional materials. These include advertisements, brochures, television and radio commercials and interactive presentations that life sciences companies use to promote their products. Vault PromoMats also manages the collaboration between brand marketing teams, regulatory teams and their external marketing agencies, including the medical, legal and regulatory review processes. Vault PromoMats includes real-time online annotation, content linking and references and the ability to automatically withdraw content once it has changed or expires.

•

Veeva Vault MedComms provides life sciences companies with a single, validated source of medical content across multiple channels and geographies. Medical content is used by life sciences companies for all the verbal and written communications with healthcare providers and patients, including approved answers to questions received through a call center or company website. In addition to storing approved medical content, Vault MedComms also includes functionality for managing the processes of reviewing and approving new medical content.

Customer Master Data Management

Veeva Network, our cloud-based customer master solution, is designed to help life sciences companies create and maintain a single, complete and accurate record of the healthcare professionals and healthcare organizations with which they interact. Veeva Network combines Veeva’s proprietary database of healthcare professional, healthcare organization and other supplemental data with cloud-based master software and data stewardship services to provide life sciences companies with a more complete customer master solution. Veeva Network is fully integrated with Veeva CRM in order to make the most up-to-date healthcare professional and healthcare organization data available to sales and marketing users. Veeva Network will be generally available in late 2013. It is currently under limited release to a limited set of early customers.

Veeva Network users access and update our Network Provider Database through our multi-tenant cloud-based solutions. Our multi-tenant architecture allows us to leverage updates users make to healthcare professional and healthcare organization data to continually improve our Network Provider Database. This ability to gather and validate data over a large number of users, often referred to as crowdsourcing, enables the data provided via the Veeva Network solution to improve for all users, a process commonly referred to as a network effect. We believe this network effect is illustrative of the type of benefit that can best be achieved by industry cloud solutions.

Veeva Network is comprised of the following data, software and services:

•

Veeva Network Provider Database is Veeva’s proprietary database of healthcare professionals and healthcare organizations in the United States and China including demographic and license information, affiliations and other key profile data. The Veeva Network Provider Database replaces the need for a number of disparate external data feeds. Data is gathered from state, federal and industry sources, and is supplemented by the network effect as life sciences companies update their records in Veeva Network.

•

Veeva Network Customer Master is an industry-specific, cloud-based customer master software solution that de-duplicates, standardizes and cleanses healthcare provider and organization data from multiple systems and data sources, including the Network Provider Database, to arrive at a single, consolidated customer master record.

•

Veeva Network Data Stewardship Services further reduce the cost and complexity of managing healthcare professional and healthcare organization data. Instead of maintaining dedicated in-house data stewards to verify internal updates to data, Veeva’s Data Stewardship Services can manage these processes on behalf of our customers, including research and outbound calls to verify data accuracy.

Professional Services and Support

In addition to cloud-based solutions that meet the specific needs of our life sciences customers, we also offer professional services to help customers maximize the value they get from those solutions. The people on these teams have a combination of life sciences industry expertise, project management skills and deep technical acumen that we believe our customers highly value. Our professional services teams often work together with our systems integrator partners to deliver projects. We offer professional services in the following areas:

•	implementation and deployment planning and project management;

•	requirements analysis, solution design and configuration;

•	systems environment management and deployment services;

•	training on our solutions; and

•	ongoing managed services, such as outsourced systems administration.

Our professional services teams are organized based on separate research and development and commercial competencies so that members of our professional services team can also provide knowledge and best practices advice for the research and development and commercial departments of our customers.

Our Customers

As of August 31, 2013, we served approximately 170 life sciences customers, including 33 of the top 50 global pharmaceutical companies, with users deployed in over 75 countries. For an explanation of how we define our current customers, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations.” We deliver solutions to companies throughout the life sciences industry, including pharmaceuticals, biotechnology, medical products and CSOs. Our customers range from the largest global pharmaceutical companies such as Bayer AG, Boehringer Ingelheim GmbH, Eli Lilly and Company, Gilead Sciences, Inc., Merck & Co., Inc. and Novartis International AG, to smaller companies including Accera, Inc., Grupo Ferrer Internacional S.A., Ironwood Pharmaceuticals, Inc. and LEO Pharma A/S. Many of our customers initially deploy our solutions for a subset of their employees and grow the number of users over time. For our fiscal year ended January 31, 2013, two customers, Eli Lilly and Novartis and related entities, each represented more than 10% of our total revenues. For additional information regarding our customers that represented more than 10% of our total revenues, please see note 2 of the notes to our consolidated financial statements. For a summary of our financial information by geographic location, please see note 15 of the notes to our consolidated financial statements.

Our Culture and Employees

We have built our culture around the success of our customers. We believe that life sciences enterprise customers seek a limited number of trusted technology partners to work with closely on their most strategic technology needs. We seek to build deep relationships with our customers, which in turn help us shape our product roadmap to best meet the needs and address the priorities of our customers. We believe that our cloud-based architecture and life sciences industry focus enable this virtuous cycle of product improvement. As a result, our customers have become a strategic aspect of our business development and sales process, as they refer others to our solutions.

We have carefully built our culture by recruiting, selecting and developing employees who are highly focused on delivering success for customers. This is a crucial element of our hiring and evaluation processes throughout all departments. We believe this approach produces high levels of both customer success and employee satisfaction.

We also believe we provide employees a unique opportunity to develop and sell world-class cloud-based applications and platforms within a specific industry. Historically, software developers had to choose between developing platforms for a broad, but generic set of customers, and building industry-specific solutions with limited further applicability. Our Industry Cloud approach empowers developers to build important applications and platforms that can become the standard in our industry while enabling sales personnel to sell a growing portfolio of solutions to a focused, deep set of life sciences companies. We believe that this unique opportunity will allow us to continue to attract top talent for our product development and sales efforts.

As of July 31, 2013, we employed 593 people. We also engage temporary employees and consultants. None of our employees is represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be very good.

Technology Infrastructure and Operations

Our solutions utilize a pod-based architecture in multiple data centers that allow for scalability, operational simplicity and security. Our solutions are hosted in data centers located in Virginia, California and Japan. We utilize third-parties to provide our data center infrastructure and manage the hardware on which our solutions operate. We utilize industry standard hardware in redundant configurations to minimize service interruptions. We also utilize multiple domain name service providers to lessen the potential for network-related disruptions.

Our technology is based on multi-tenant architectures that apply common, consistent management practices for all customers using our solutions. We enable multiple customers to share the same version of our solutions while securely partitioning their respective data. Portions of our Veeva CRM solution are built on the Salesforce Platform. Our Veeva Vault solutions are built upon our proprietary Vault Platform. We built the proprietary portions of our technology stack using recognized open source components. The technologies include the Red Hat Enterprise Linux operating system, MySQL database, Apache Solr for search and Apache Tomcat and Resin for the application server.

Our solutions have historically achieved uptimes in excess of 99.9%. We continually monitor our infrastructure for any sign of failure or pending failure, and we take preemptive action to attempt to minimize or prevent downtime. Our data centers employ advanced measures to ensure physical integrity and security, including redundant power and cooling systems, fire and flood prevention mechanisms, continual security coverage, biometric readers at entry points and anonymous exteriors. We also implement various disaster recovery measures, including full replication of hardware and data in our geographically distinct data centers, such that data loss would be minimized in the event of data center disaster.

All users are authenticated, authorized and validated before they can access our solutions. Users must have a valid user ID and associated password to log on to our solutions. Our configurable security model allows different groups of users to have different levels of access to our solutions. Our solutions’ vulnerability is tested using internal tools prior to release, and we employ a third party to perform penetration and vulnerability tests on our solutions on a semi-annual basis.

Sales and Marketing

We sell our solutions through our direct sales organization and had sales representatives in 13 countries as of July 31, 2013. Our sales force is managed regionally by general managers in North America, Europe and Asia Pacific who are responsible for all sales, professional services and customer success in each of their geographies. We believe this provides for an integrated view of the customer relationship as well as higher levels of local and regional focus on our customers.

Life sciences companies are typically organized by the major functions of research and development for the creation and development of new solutions, and commercial, for the sales and marketing of those solutions once they are approved for use. In large life sciences companies, research and development and commercial business lines may also have separate technology and business decision makers. Accordingly, we market and sell our solutions to align with the distinct characteristics of the research and development buyer and the commercial buyer. Within each region, we have research and development and commercial sales teams. Each of these teams is further divided to sell to the largest global pharmaceutical companies and to smaller life sciences companies.

We believe the combination of our industry-focus and commitment to customer success provides strategic advantage and allows us to more efficiently market and sell our solutions as compared to horizontal cloud-based companies. Our awareness, demand generation and sales cultivation programs are focused and designed to be cost efficient because we target only the life sciences industry buyers. We believe that we further benefit from word-of-mouth marketing as customers endorse our solutions to their industry peers. This allows us to focus our sales and marketing efforts without the need for a larger number of sales executives.

Partnerships

We maintain relationships with providers of implementation services, software and content that provide a range of complementary solutions and services to our customers. Our partners are integral to our customer success, and we intend to continue to expand our partnerships to build additional implementation and service capacity, software integrations and content provider relationships.

Our global systems integrator partners, including Cognizant Technology Solutions UK Limited and Deloitte Consulting LLP, and life sciences specialty firms deliver implementation and support services. Collectively, our partners have more than 500 Veeva-trained resources worldwide.

Through our software partnerships, customers benefit from pre-built, fully-supported integrations with complementary data and specialty software applications such as drug sample reconciliation, electronic data capture for clinical trials and expense management.

Our content partner program includes more than 100 digital and advertising agencies that life sciences companies rely upon to create marketing and other promotional materials that may be used in connection with Veeva iRep and Vault PromoMats.

Our Relationship with salesforce.com

Veeva CRM utilizes the Salesforce Platform from salesforce.com. We are salesforce.com’s preferred and recommended Salesforce Platform application provider of sales automation solutions for drug makers in the pharmaceutical and biotechnology industry. Our agreement provides that, subject to certain exceptions and specified limited remedies for breach, salesforce.com will not position, develop, promote, invest in or acquire applications directly competitive to the Veeva CRM solution for sales automation that directly target drug makers in the pharmaceutical and biotechnology markets. Our agreement allows us to provide our customers with rights to the Salesforce Platform Unlimited Edition for use as combined with the proprietary aspects of our Veeva CRM solution. Under our agreement, salesforce.com provides the hosting infrastructure and data center for portions of the Veeva CRM solution, as well as the system administration, configuration, reporting and other platform level functionality. In exchange, we pay salesforce.com a fee. Our current agreement with salesforce.com expires in September 2015 and is renewable for five-year periods upon mutual agreement. If either party elects not to renew, the agreement provides for a five-year wind-down period in which we would be able to continue providing the Salesforce Platform as combined with the proprietary aspects of our Veeva CRM solution to our existing customers but would be limited with respect to the number of additional subscriptions we could sell to our existing customers. We believe that we have a mutually beneficial strategic relationship with salesforce.com.

Quality and Compliance

Our customers use our solutions for business activities that are subject to a complex regime of global healthcare laws and regulations. In order to best serve our customers, we must ensure that the data processed by our systems are accurate and secure and that they retain the level of confidentiality and privacy commensurate with the type of information managed. To comply with IT healthcare regulations, industry-specific capabilities must be designed for and embedded in all of our solutions. These capabilities include: robust audit trail tracking, compliant electronic signature capture, data encryption and secure access controls. In addition to design requirements, our solutions must be thoroughly tested to comply with the regulations that apply to electronic record keeping systems for the life sciences industry, which include:

Regulation	Regulation Description

21 CFR 820.75	U.S. FDA device regulation on system validation

21 CFR 211.68	U.S. FDA pharma GMP regulation on system validation

21 CFR 11	U.S. FDA requirement for maintenance of electronic records

EU Annex 11	EU GMP requirement for maintenance of electronic records

21 CFR 203	Drug sample tracking as required by the Prescription Drug Marketing Act

Each version of our solutions undergoes validation testing against these and other relevant standards by an independent third party that performs IQ and OQ, develops a validation plan, executes the protocols and writes the validation report. The results of each independent validation are then reviewed and confirmed by our quality and compliance team. As such, we maintain a dedicated team of quality and compliance experts that manages our processes for meeting the requirements of the FDA and other global life sciences regulatory agencies. The functions of this quality and compliance team include three separate domains, each managed by a responsible area head:

•	quality systems oversees resource management, document management, computer validation and quality oversight;

•	compliance oversees audit management, supplier management and regulatory intelligence; and

•	the security office oversees information security and data privacy, security awareness training and security incident management.

Veeva has designed and implemented a Quality Management System (QMS) that is aligned with our customers’ regulatory standards for IT compliance. Our QMS is maintained in our own Veeva Vault QualityDocs application. A compliant QMS in the healthcare regulated environment entails:

•	a comprehensive set of policies and procedures;

•	an independent quality assurance function that oversees development and maintenance of our software;

•	audit support of our customers’ regulatory obligation to perform due diligence on their suppliers;

•	computer systems validation aligned with healthcare industry best practices as outlined in published regulatory standards;

•	a resource management program to ensure employees have the requisite demonstrable level of experience and training;

•	a risk management program to identify product realization and other business risks; and

•	an information security program to ensure IT controls conform to established standards.

With respect to data privacy, in particular, we self-certify to the EU and Swiss Safe Harbor framework on an annual basis, to ensure that our customers based in Europe have adequate assurance of our data privacy controls.

Our quality and compliance team also manages the process of customer audits, which is often a required due diligence step in customer purchase decisions. We believe our approach to quality and compliance is a reflection of our focus on customer success and is a competitive differentiator.

Research and Development

Our ability to compete depends in large part on our continuous commitment to research and development and our ability to rapidly introduce new applications, technologies, features and functionality. Our research and development organization is responsible for the design, development and testing of our solutions and applications. Based on customer feedback and needs, we focus our efforts on developing new solutions functionality, applications and core technologies and further enhancing the usability, functionality, reliability, performance and flexibility of existing solutions and applications.

Research and development expenses were $3.6 million, $7.8 million and $14.6 million for our fiscal years ended January 31, 2011, 2012 and 2013, respectively.

Competition

The overall market for life sciences software is global, rapidly evolving, highly competitive and subject to changing regulations, technology and shifting customer needs. The solutions and applications offered by our competitors vary in size, breadth and scope.

Our Veeva CRM solutions compete with offerings from large global enterprise software vendors, such as Oracle Corporation, and also compete with life sciences-specific customer relationship management providers, such as Cegedim SA. A number of vendors of cloud-based and on-premise customer relationship management applications that address only a portion of one of our customer relationship management solutions provide additional competition.

Our regulated content management and collaboration solutions compete with offerings from large global content management platform vendors such as EMC Corporation, Microsoft Corporation and OpenText Corporation. We also compete with professional services companies that provide solutions on these platforms, such as Computer Sciences Corporation, and with other life sciences specific providers. In the future, providers of horizontal cloud-based storage products may seek to compete with our regulated content management and collaboration solutions.

We also expect continued consolidation among cloud-based technology companies that could lead to significantly increased competition.

We believe the principal competitive factors in our market include the following:

•	level of customer satisfaction;

•	regulatory compliance verification and functionality;

•	domain expertise with respect to life sciences;

•	ease of deployment and use of solutions and applications;

•	breadth and depth of solution and application functionality;

•	brand awareness and reputation;

•	modern and adaptive technology platform;

•	capability for customization, configurability, integration, security, scalability and reliability of applications;

•	total cost of ownership;

•	ability to innovate and respond to customer needs rapidly;

•	size of customer base and level of user adoption; and

•	ability to integrate with legacy enterprise infrastructures and third-party applications.

We believe that we compete favorably on the basis of these factors and that the domain expertise required for developing and deploying successful solutions in the life sciences industry may hinder new entrants that are unable to invest the necessary capital to develop solutions that can address the functionality, requirements and regulatory compliance capabilities needed for the life sciences industry. Our ability to remain competitive will largely depend on our ongoing performance in the areas of solution and application development and customer support.

Intellectual Property

We rely on a combination of trade secrets, copyrights and trademarks, as well as contractual protections, to establish and protect our intellectual property rights. We have only recently begun to develop a strategy to seek patent protections for our technology. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and control access to software, documentation and other proprietary information. Although we rely on our intellectual property rights, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new features and functionality and frequent enhancements to our applications are essential to establishing and maintaining our technology leadership position as provider of software solutions and applications to the life sciences industry.

Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to copy or obtain and use our technology to develop applications with the same functionality as our application. Policing unauthorized use of our technology and intellectual property rights is difficult.

We expect that we and others in our industry may be subject to third-party infringement claims as the number of competitors grows and the functionality of applications in different industry segments overlaps. Any of these third parties might make a claim of infringement against us at any time.

Facilities

Our corporate headquarters, which includes our operations and research and development facilities, is located in Pleasanton, California. We operate under five leases in the same building in Pleasanton consisting of approximately 17,300, 7,900, 3,600, 3,000 and 1,400 square feet of space, respectively. These leases expire on January 31, 2019, January 31, 2017, January 31, 2015, January 31, 2016 and one lease is on a month-to-month basis, respectively.

We also lease offices in San Francisco, California; Columbus, Ohio; Radnor, Pennsylvania; Canada; China; England; France; Hungary; Japan and Spain. We expect to expand our facilities capacity, including at our corporate headquarters and in certain field locations during our fiscal year ended January 31, 2014. We may further expand our facilities capacity after January 31, 2014 as our employee base grows. We believe that we will be able to obtain additional space on commercially reasonable terms.

Legal Proceedings

On August 6, 2013, Prolifiq Software, Inc. (Prolifiq) filed a patent infringement lawsuit against us in the U.S. District Court for the Northern District of California, and on September 10, 2013, Prolifiq amended its complaint. The amended complaint alleges that our manufacture, use, offer for sale and sale of Veeva CRM Approved Email infringes U.S. Patent Nos. 7,634,556, 7,007,317, 8,296,378, 7,966,374 and 8,171,077 held by Prolifiq. The amended complaint seeks unspecified monetary damages, costs and injunctive relief against us. We intend to vigorously defend this lawsuit. Based on the early stage of the claims and evaluation of the facts available at this time, the amount or range of reasonable possible losses to which we are exposed cannot be estimated and the ultimate resolution of this matter and the associated financial impact, if any, remains uncertain at this time. While Veeva CRM Approved Email revenues have represented a very minor portion of our total revenues, intellectual property litigation is subject to inherent uncertainties, and there can be no assurance that the expenses associated with defending any litigation or the resolution of this dispute would not have a material adverse impact on our results of operations or cash flows.

From time to time, we may be involved in other legal proceedings and subject to claims incident to the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Regardless of the outcome, such proceedings can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of August 31, 2013, are set forth below:

Name	Age	Position(s)

Peter P. Gassner	48	Chief Executive Officer and Director

Matthew J. Wallach	41	President

Timothy S. Cabral	46	Chief Financial Officer

Josh Faddis	41	Vice President, General Counsel and Corporate Secretary

Mark Armenante(1)(3)	61	Director

Ronald E.F. Codd(1)(2)	57	Director

Gordon Ritter(1)(2)	48	Chairman of the Board

Young Sohn	55	Director

Kevin Spain(3)	41	Director

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of nominating and governance committee.

Peter P. Gassner is one of our founders and has served as our Chief Executive Officer and one of our directors since January 2007. Prior to joining Veeva, Mr. Gassner was Senior Vice President of Technology at salesforce.com, inc., a provider of enterprise cloud computing solutions, from July 2003 to June 2005, where he led the development effort to extend the Salesforce Platform to the enterprise. Prior to his time with salesforce.com, Mr. Gassner was with PeopleSoft, Inc., a provider of enterprise application software, from January 1995 to June 2003. At PeopleSoft, he served as Chief Architect and General Manager responsible for development, strategy, marketing and deployment of PeopleTools, the architecture underlying PeopleSoft’s application suite. Mr. Gassner began his career with International Business Machines Corporation (IBM). At IBM, Mr. Gassner conducted research and development on relational database technology, including the DB2 database. Mr. Gassner earned a Bachelor of Science degree in Computer Science from Oregon State University. Our board of directors determined that Mr. Gassner should serve as a director based on his position as one of our founders and as our Chief Executive Officer, his extensive experience in general management and software and platform development and his experience in the software industry.

Matthew J. Wallach is one of our founders and has served in various senior executive roles since joining Veeva in March 2007. He currently serves as our President and prior to that served as our Chief Strategy Officer from September 2010 to August 2013. Between April 2005 and March 2007, Mr. Wallach served as Chief Marketing Officer at Health Market Science, Inc., a supplier of healthcare data solutions. From January 2004 to December 2004, Mr. Wallach served as Vice President of Marketing and Product Management at IntelliChem, Inc., a provider of scientific content management solutions. Mr. Wallach was previously the General Manager of the Pharmaceuticals & Biotechnology division at Siebel Systems, Inc., a customer relationship management software company, from August 1998 to December 2003. Mr. Wallach earned a Bachelor of Arts degree in Economics from Yale University and a Master of Business Administration from the Harvard Business School.

Timothy S. Cabral has served as our Chief Financial Officer since February 2010. Prior to joining Veeva, Mr. Cabral served as Chief Financial Officer and Chief Operations Officer for Modus Group, LLC, a wireless solutions and services company, from February 2008 to February 2010 and served as Chief Financial Officer and Vice President of Operations for Agistics, Inc., an employee management services company, from March 2005 to June 2007. Mr. Cabral previously spent more than seven years at PeopleSoft, beginning in November 1997, where he held various positions, including Vice President of Products & Technology Finance and Senior Director of Corporate FP&A. Mr. Cabral earned a Bachelor of Science degree in Finance from Santa Clara University and a Master of Business Administration from the Leavey School of Business at Santa Clara University.

Josh Faddis has served as our Vice President and General Counsel since September 2012. Mr Faddis has also served as our Corporate Secretary since May 2013. Prior to joining Veeva, Mr. Faddis served in various roles at Taleo Corporation, a software-as-a-service provider of human capital management solutions, beginning in June 2001 through April 2012, including Senior Vice President, General Counsel, and Corporate Secretary. Prior to joining Taleo, Mr. Faddis conducted intellectual property and business litigation at Fulbright & Jaworski LLP and served as a Judicial Clerk for the Honorable Justice Craig Enoch, Supreme Court of the State of Texas. Mr. Faddis earned a Bachelor of Science in Agricultural Economics from Texas A&M University and a Juris Doctor degree from the Georgetown University Law Center.

Mark Armenante has served as a member of our board of directors since January 2007. Prior to joining Veeva, Mr. Armenante served as Vice President of Sales and in several other Group Vice President roles at Siebel Systems, where he managed alliances, operations and Siebel’s OnDemand division, for over ten years. Prior to his time at Siebel, Mr. Armenante was President of PharmaSystems, Inc., a pharmaceutical sales force management company, from January 1991 to August 1994. Mr. Armenante spent over three years at Oracle Corporation prior to joining PharmaSystems. Prior to Oracle Corporation, Mr. Armenante spent seven years with Information Resources, Inc., as Senior Vice President of Sales, which served the consumer products and pharmaceutical industries. Mr. Armenante earned a Bachelor of Arts degree in Biology from Case Western Reserve University and a Master of Business Administration from Ohio University. Our board of directors determined that Mr. Armenante should serve as a director based on his extensive business experience as an executive in industries serving pharmaceutical markets.

Ronald E.F. Codd has served as a member of our board of directors since February 2012. Mr. Codd has been an independent business consultant since April 2002. From January 1999 to April 2002, Mr. Codd served as President, Chief Executive Officer and a director of Momentum Business Applications, Inc., an enterprise software company. From September 1991 to December 1998, Mr. Codd served as Senior Vice President of Finance and Administration and Chief Financial Officer of PeopleSoft. Mr. Codd has served on the board of directors of a number of information technology companies, including ServiceNow, Inc. since February 2012, DemandTec, Inc. from February 2007 to February 2012, Data Domain, Inc. from October 2006 to July 2009, Interwoven, Inc. from July 1999 to April 2009 and Agile Software Corporation from August 2003 to July 2007. Mr. Codd holds a Bachelor of Sciences degree in Accounting from the University of California, Berkeley and a Master of Management in Finance and Management Information Systems degree from the Kellogg Graduate School of Management at Northwestern University. Mr. Codd is also a member of the adjunct faculty at Golden Gate University in San Francisco, California. Our board of directors believes that Mr. Codd’s management experience and his software industry experience, including his experience in finance, give him the breadth of knowledge and valuable understanding of our industry which qualify him to serve as a member of our board of directors.

Gordon Ritter has served as a member of our board of directors since May 2008. Mr. Ritter has been a General Partner at Emergence Capital Partners, a venture capital firm he founded, since June 2002. Prior to founding Emergence, Mr. Ritter was co-founder and Chief Executive Officer of Software As Service, Inc., a web services platform company. Prior to founding Software As Service, Mr. Ritter served as Vice President of the IBM Global Small Business division. Prior to IBM, Mr. Ritter was co-Founder and President of Whistle Communications, Inc., an internet appliance and services platform for small and medium-sized businesses, which was acquired by IBM. Before Whistle, Mr. Ritter was co-Founder and President of Tribe, Inc., a networking infrastructure company. Prior to Tribe, Mr. Ritter was a Vice President of Capital Markets at Credit Suisse First Boston Inc. Mr. Ritter earned a Bachelor of Arts degree in Economics from Princeton University. Our board of directors determined that Mr. Ritter should serve as a director based on his extensive business experience in the software and web services industries, his experience in venture capital, and his service as a director of various private companies.

Young Sohn has served as a member of our board of directors since January 2007. Ms. Sohn has been an independent business consultant and advisor since December 2001. From April 1994 to November 1997, Ms. Sohn was the founder and Chief Executive Officer of Nomadic Systems, Inc., which was acquired by Siebel Systems. Ms. Sohn led the Siebel Life Sciences Division from November 1997 to December 2001. Prior to her time at Nomadic Systems, Ms. Sohn held an executive management position at PharmaSystems. Previously, Ms. Sohn also spent six years at Oracle Corporation in the pharmaceutical vertical organization. Ms. Sohn received a Bachelor of Arts degree in Business Management from Cornell University. Our board of directors determined that Ms. Sohn should serve as a director based on her extensive experience in the software industry and her business expertise in the pharmaceutical industry.

Kevin Spain has served as a member of our board of directors since May 2008. Mr. Spain joined Emergence Capital Partners in September 2006 and has served as General Partner of Emergence since March 2011. Prior to joining Emergence, Mr. Spain was a member of Microsoft Corporation’s Corporate Development group. Prior to joining Microsoft, Mr. Spain was with Electronic Arts Inc., a game software content and services company. He previously was co-Founder and Chief Executive Officer of atMadison.com, Inc., which provided a hosted marketing management solution for small and medium sized companies. Mr. Spain earned a Bachelor of Business Administration degree from the University of Texas at Austin and a Master of Business Administration from The Wharton School of the University of Pennsylvania. Our board of directors determined that Mr. Spain should serve as a director based on his extensive experience in the enterprise and consumer technology sectors, his experience in venture capital and corporate development and his entrepreneurial experience.

Voting Arrangements

Our board of directors currently consists of six members. The election of the members of our board of directors is governed by the amended and restated voting agreement that we entered into with certain holders of our Class B common stock and certain holders of our convertible preferred stock and the related provisions of our restated certificate of incorporation. Pursuant to the voting agreement and these provisions:

•	the holders of our common stock have the right to elect one director to our board of directors, who is the then-current chief executive officer and who is currently Mr. Gassner;

•	the holders of our Series A preferred stock have the right to elect two directors to our board of directors, who are currently Mr. Armenante and Ms. Sohn;

•

the holders of our Series B preferred stock have the right to elect two directors to our board of directors, who are designated by Emergence Capital Partners II, L.P., who are currently Messrs. Ritter and Spain; and

•

the holders of our common stock and convertible preferred stock, voting together as a single class and on an as-converted basis, have the right to elect the remaining director, who is currently Mr. Codd.

The provisions of this voting agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal.

Director Independence

Our Class A common stock has been approved for listing on the New York Stock Exchange (NYSE). The listing rules of this stock exchange generally require that a majority of the members of a listed company’s board of directors be independent within a specified period following the closing of an initial public offering. Our board of directors has determined that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the NYSE. The independent members of our board of directors will hold separate regularly scheduled executive session meetings at which only independent directors are present.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. Each of Messrs. Armenante and Codd qualify as an independent director pursuant to Rule 10A-3. Our board of directors determined that Mr. Ritter does not satisfy the independence criteria set forth in Rule 10A-3. Accordingly, we are relying on the exemption from the independence requirements of Rule 10A-3 that provides that a minority of the members of our audit committee may be exempt from the independence requirements for one year from the date of effectiveness of this registration statement. We also intend to satisfy the audit committee independence requirement of the NYSE.

Board Composition

Immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Ms. Sohn and Mr. Spain, and their terms will expire at the annual meeting of stockholders to be held in 2014;

•	the Class II directors will be Messrs. Armenante and Ritter, and their terms will expire at the annual meeting of stockholders to be held in 2015; and

•	the Class III directors will be Messrs. Codd and Gassner, and their terms will expire at the annual meeting of stockholders to be held in 2016.

Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or the earlier of his or her death, resignation or removal.

Our restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering authorize only our board of directors to fill vacancies on our board of directors until the next annual meeting of stockholders. Any additional directorships resulting from an increase in the authorized number of directors would be distributed among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions.”

Board Leadership Structure

Pursuant to our Corporate Governance Principles, our board of directors may separate or combine the roles of the chairman of the board of directors and chief executive officer when and if it deems it advisable and in our best interests and in the best interests of our stockholders to do so. We currently separate the positions of chairman of the board of directors and chief executive officer. Our board of directors is currently chaired by Mr. Ritter. Separating the positions of chief executive officer and chairman of the board of directors allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the board of directors to lead our board of directors in its fundamental role of providing independent advice to, and oversight of, management. Our board of directors believes that having an independent director serve as Chairman is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Board Oversight of Risk

One of the key functions of our board of directors is informed oversight of our risk management process. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its oversight function directly as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. For example, our audit committee is responsible for overseeing the management of risks associated with our financial reporting, accounting and auditing matters; our compensation committee oversees major risks associated with our compensation policies and programs; and our nominating and governance committee oversees the management of risks associated with director independence, conflicts of interest, composition and organization of our board of directors and director succession planning.

Board Committees

Effective as of the completion of this offering, our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. Our board of directors and its committees set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director in accordance with NYSE listing standards. Each committee of our board of directors has a written charter approved by our board of directors. Upon the completion of this offering, copies of each charter will be posted on our website at www.veeva.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee

Effective as of the completion of this offering, the members of our audit committee will be Messrs. Armenante, Codd and Ritter, each of whom can read and understand fundamental financial statements. Messrs. Armenante and Codd are each independent under the rules and regulations of the Securities and Exchange Commission (SEC) and the listing standards of the NYSE applicable to audit committee members. Mr. Codd will chair the audit committee. Our board of directors has determined that Mr. Codd qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NYSE.

The audit committee of our board of directors oversees our accounting practices, system of internal controls, audit processes and financial reporting processes. Among other things, our audit committee is responsible for reviewing our disclosure controls and processes and the adequacy and effectiveness of our internal controls. It also discusses the scope and results of the audit with our independent registered public accounting firm, reviews with our management and our independent registered public accounting firm our interim and year-end operating results and, as appropriate, initiates inquiries into aspects of our financial affairs. Our audit committee is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. In addition, our audit committee has sole and direct responsibility for the appointment, retention, compensation and oversight of the work of our independent registered public accounting firm, including approving services and fee arrangements. Significant related party transactions will be approved by our audit committee before we enter into them, as required by applicable rules and listing standards.

Compensation Committee

Effective as of the completion of this offering, the members of our compensation committee will be Messrs. Codd and Ritter. Mr. Ritter will chair the compensation committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to executive compensation policies and programs. Among other things, specific responsibilities of our compensation committee include evaluating the performance of our chief executive officer and determining our chief executive officer’s compensation. The compensation committee also determines the compensation of our other executive officers in consultation with our chief executive officer. In addition, our compensation committee administers our stock-based compensation plans, including granting equity awards and approving modifications of such awards. Our compensation committee also reviews and approves various other compensation policies and matters.

Nominating and Governance Committee

Effective as of the completion of this offering, the members of our nominating and governance committee will be Messrs. Armenante and Spain. Mr. Armenante will chair the nominating and governance committee. The nominating and governance committee oversees the nomination of directors, including, among other things, identifying, evaluating and making recommendations of nominees to our board of directors and evaluates the performance of our board of directors and individual directors. Our nominating and governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our governance practices and making recommendations to our board of directors concerning corporate governance matters.

Code of Ethics and Business Conduct

Effective as of the completion of this offering, our board of directors has adopted a code of ethics and business conduct. The code of ethics and business conduct will apply to all of our employees, officers and directors. Upon the completion of this offering, the full text of our code of ethics and business conduct will be posted on our website at www.veeva.com under the Investor Relations section. We intend to disclose future amendments to, or waiver of, our code of ethics and business conduct, at the same location on our website identified above and also in public filings. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.

Compensation Committee Interlocks and Insider Participation

As noted above, the compensation committee of our board of directors will consist of Messrs. Codd and Ritter. During our fiscal year ended January 31, 2013, our compensation committee consisted of Messrs. Codd, Ritter and Spain. None of our executive officers serves, or served during our fiscal year ended January 31, 2013, as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our compensation committee.

Director Compensation

The following table sets forth information about the compensation of the non-employee members of our board of directors who served as a director during our fiscal year ended January 31, 2013. Other than as set forth in the table and described more fully below, during our fiscal year ended January 31, 2013, we did not pay any fees to, make any equity awards or non-equity awards to or pay any other compensation to the non-employee members of our board of directors. Mr. Gassner, our Chief Executive Officer, receives no compensation for his service as a director, and is not included in the table below.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Mark Armenante	—	—	—
Ronald E.F. Codd(2)	45,000	182,217	227,217
Gordon Ritter	—	—	—
Young Sohn	—	—	—
Kevin Spain	—	—	—

(1)

The amount in this column represents the aggregate grant date fair value of an option award granted to Mr. Codd, computed in accordance with FASB ASC Topic No. 718. See note 11 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards.

(2)

As of January 31, 2013, Mr. Codd held an outstanding option to purchase 156,250 shares of Class B common stock which represents the unexercised portion of an option granted in March 2012 for 312,500 shares of Class B common stock. Mr. Codd’s option was granted under our 2007 Stock Plan with an exercise price of $1.11 per share, in connection with his commencement of service as a member of our board of directors. This option vests over a five-year period, commencing on February 15, 2012, as follows: 20% of the Class B common stock underlying the option vested on February 15, 2013, with the remaining shares vesting in equal monthly installments over four years thereafter. If we are subject to a change in control (defined as the consummation of a merger or our consolidation with or into another entity or our dissolution, liquidation or winding up) before Mr. Codd’s service as a director terminates, then the vested portion of the stock option will be determined by adding 24 months to his time of actual service. Notwithstanding the vesting schedule, the stock option was immediately exercisable in full as of the date of the grant, with the shares underlying the option subject to a lapsing right of repurchase until vested in favor of us at the exercise price.

Non-Employee Director Compensation

Prior to this offering, we generally have not provided any cash compensation to our non-employee directors for their service on our board of directors or committees of our board of directors, with the exception of the annual cash retainer that is paid to Mr. Codd in the amount of $35,000 for service on our board of directors and $10,000 for service on our audit committee. Mr. Codd’s cash compensation is paid in quarterly installments.

Although we granted an option to Mr. Codd in March 2012 in connection with the commencement of his service on our board of directors and our audit committee, as reflected in the table above, we do not have any established policy with regard to equity-based compensation of members of our board of directors. We have a policy of reimbursing our directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

EXECUTIVE COMPENSATION

Fiscal 2013 Summary Compensation Table

The following table provides information concerning the compensation paid to our Chief Executive Officer and our other next two most highly compensated executive officers for our fiscal year ended January 31, 2013. We refer to these individuals as our named executive officers.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)		Total ($)
Peter P. Gassner	2013	225,000	—		225,000
Chief Executive Officer

Matthew J. Wallach	2013	313,750	100,000	(1)	413,750
President

Timothy S. Cabral	2013	245,833	—		245,833
Chief Financial Officer

(1)	Represents amounts earned by Mr. Wallach in our fiscal year ended January 31, 2013 under his cash incentive bonus program.

Narrative Explanation of Certain Aspects of the Summary Compensation Table

The compensation paid to our named executive officers consists of the following components:

•	base salary;

•	performance-based cash bonuses; and

•	long-term incentive compensation in the form of stock options.

Base Salaries

In February 2013, the compensation committee of our board of directors approved an increase to the base salaries of each of our named executive officers, which were set as follows, effective as of March 1, 2013: Mr. Gassner—$275,000; Mr. Wallach—$450,000; and Mr. Cabral—$275,000. Mr. Wallach’s base salary remained at that level until the compensation committee of our board of directors, in connection with the grant of new long-term equity awards in March 2013 (as described in further detail below), determined that his base salary would be reduced to $275,000, effective April 1, 2013, so as to position all of our named executive officers at the same base salary level with the majority of their compensation in the form of stock options that vest over time.

Performance-Based Bonuses

During our fiscal year ended January 31, 2013, we did not maintain a formal bonus program for our named executive officers. We did, however, maintain a quarterly cash incentive bonus program for Mr. Wallach. Mr. Wallach’s bonus program was based on performance objectives established quarterly by Mr. Gassner. Achievement of the performance objectives was determined by Mr. Gassner following the close of each quarter during our fiscal year ended January 31, 2013.

Stock Options

We offer stock options to our employees, including our named executive officers, as the long-term incentive component of our compensation program. Our stock options allow our employees to purchase shares of our common stock at a price per share equal to the fair market value of our common stock on the date of grant. In the past, our board of directors or compensation committee has determined the fair market value of our common stock based on inputs including valuation reports prepared by third-party valuation firms. We also have generally offered our employees the opportunity to purchase unvested shares subject to their options, while retaining a right to repurchase from the employee any shares that remain unvested if the employee’s services with us terminate prior to the date on which the options are fully vested, although such practice was discontinued for the most part in 2012. Additionally, our stock options granted to newly hired employees generally vest as to 20% of the total number of shares subject to the option on the first anniversary of the hire date and in equal monthly installments over the following 48 months. None of our named executive officers were granted options in our fiscal year ended January 31, 2013.

In March 2013, the compensation committee of our board of directors granted stock options to each of our named executive officers, as well as to a significant number of our other employees. The grants to our named executive officers, in connection with the determination of their base salaries, were intended to strengthen the long-term component of each such officer’s compensation, provide further retention incentive for these officers and de-emphasize cash-based compensation. The March 2013 option grants, with an exercise price of $3.92 per share, were granted to each of our named executive officers in the following amounts:

Name	Number of Shares Underlying Option Grants
Peter P. Gassner	3,333,333
Matthew J. Wallach	1,333,333
Timothy S. Cabral	1,333,333

The stock options vest monthly over a five-year period following the vesting commencement date. The vesting commencement dates for the option grants will be February 1 of each of 2015, 2014 and 2014 for Messrs. Gassner, Wallach and Cabral, respectively.

None of our named executive officers is currently eligible for any change in control related benefits. For more information, see “—Severance and Change in Control Benefits” below.

Outstanding Equity Awards at Fiscal 2013 Year-End

The following table sets forth information regarding each unexercised option and all unvested restricted stock held by each of our named executive officers as of January 31, 2013.

The vesting schedule applicable to each outstanding award is described in the footnotes to the table below.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)		Market Value of Shares of Stock That Have Not Vested(1) ($)
Peter P. Gassner	—		—	—	2,604,167	(2)	44,270,839
Matthew J. Wallach	1,500,000	(3)	0.05	9/29/2018	—		—
Timothy S. Cabral	250,000	(4)	0.13	2/23/2020	—		—

(1)

The market price for our Class B common stock is based on the assumed initial public offering price of the Class A common stock of $17.00 per share, the midpoint of the price range on the cover page of this prospectus.

(2)

Represents the unvested portion of 5,208,333 shares of our Class B common stock that were purchased pursuant to the exercise of an option granted in May 2010, and which are subject to our right of repurchase at the exercise price. 1/48th of the shares vest upon the completion of each month of continuous service beginning on January 31, 2011.

(3)	The shares subject to this option became fully vested as of July 31, 2012.

(4)

Represents the unexercised portion of an option grant for 700,000 shares, which was exercisable in full as of the grant date but subject to our right of repurchase at the exercise price that lapses in accordance with the option’s vesting schedule. 1/4th of the shares subject to the option vested on February 21, 2011, and an additional 1/48th of the option shares vest upon the completion of each additional month of service thereafter.

Severance and Change in Control Benefits

In connection with the commencement of their employment, we entered into offer letters with each of Messrs. Gassner, Wallach and Cabral. The offer letters entered into with Messrs. Gassner, Wallach and Cabral are similar to offer letters entered into with our other employees, and none of Messrs. Gassner, Wallach or Cabral have any contractual rights to receive severance in the event of a termination of their employment.

Additionally, none of our named executive officers is currently eligible for any change in control related benefits. Mr. Gassner was originally eligible for full vesting acceleration with respect to his stock option grant from May 2010 in the event his employment was involuntarily terminated within 12 months following a change in control of our company. However, at his request, the stock option was amended in February 2013 so that it is no longer eligible for such acceleration.

Retirement Benefits

We have established a 401(k) tax-deferred savings plan, which permits participants, including our named executive officers, to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). We are responsible for administrative costs of the 401(k) plan. We may, at our discretion, make matching contributions to the 401(k) plan. No employer contributions have been made to date.

Equity Plans

2013 Equity Incentive Plan

Our board of directors adopted our 2013 Equity Incentive Plan in August 2013, and our stockholders approved it in September 2013. The 2013 Equity Incentive Plan became effective immediately on adoption although no awards may be made under it until the effective date of the registration statement of which this prospectus is a part, at which time our 2013 Equity Incentive Plan will replace our 2012 Equity Incentive Plan. No further grants will be made under the 2012 Equity Incentive Plan following this offering. However, options outstanding under the 2012 Equity Incentive Plan will continue to be governed by their existing terms.

Share Reserve. The number of shares of our Class A common stock available for issuance under the 2013 Equity Incentive Plan will equal the number of shares of our Class B common stock remaining and available for issuance under the 2012 Equity Incentive Plan as of the effective date of the registration statement of which this prospectus is a part plus any shares of our Class B common stock subject to awards under the 2012 Equity Incentive Plan and the 2007 Stock Plan on such date (such combined number not to exceed 30,789,290). For awards granted under the 2012 Equity Incentive Plan and the 2007 Stock Plan, if shares subject to outstanding options expire or lapse unexercised, or shares issued pursuant to awards are forfeited or repurchased by us, then the corresponding shares will become available for issuance under the 2013 Equity Incentive Plan. The number of shares reserved for issuance under the 2013 Equity Incentive Plan will be increased automatically on the first business day of each of our fiscal years during the term of the plan, commencing in 2014, by a number equal to the least of:

•	13,750,000 shares;

•	5% of the shares of all classes of common stock outstanding on the last business day of the prior fiscal year; or

•	the number of shares determined by our board of directors.

In general, to the extent that any awards under the 2013 Equity Incentive Plan are forfeited, terminated, expire, or we repurchase the shares subject to awards granted under the 2013 Equity Incentive Plan, those shares will again become available for issuance under the 2013 Equity Incentive Plan, as will shares applied to pay the exercise price of an option or satisfy tax withholding obligations related to any award. All share numbers described in this summary of the 2013 Equity Incentive Plan will automatically adjust in the event of a stock split, a stock dividend or a reverse stock split.

Administration. The compensation committee of our board of directors administers the 2013 Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to the 2013 Equity Incentive Plan and outstanding awards, including repricing outstanding options and modifying outstanding awards.

Eligibility. Employees, non-employee directors and consultants are eligible to participate in our 2013 Equity Incentive Plan.

Types of Awards. Our 2013 Equity Incentive Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our Class A common stock;

•	stock appreciation rights;

•	restricted shares of our Class A common stock;

•	stock units; and

•	performance cash awards.

Options and Stock Appreciation Rights. The exercise price for options granted under the 2013 Equity Incentive Plan may not be less than 100% of the fair market value of our Class A common stock on the option grant date. Optionees may pay the exercise price in cash, or with the consent of the compensation committee and as set forth in the applicable option grant:

•	with shares of common stock that the optionee already owns;

•	by an immediate sale of the option shares through a broker approved by us, if the shares of our Class A common stock are publicly traded;

•	by a net exercise procedure; or

•	by any other form or method consistent with applicable laws, regulations and rules.

An optionee who exercises a stock appreciation right receives the increase in value of our Class A common stock over the exercise price. The exercise price for stock appreciation rights may not be less than 100% of the fair market value of our Class A common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash, shares of our Class A common stock, or a combination of both.

Options and stock appreciation rights vest as determined by the compensation committee at the time of the grant. In general, we grant options that vest over a five-year period following the date of grant. Options and stock appreciation rights expire at the time determined by the compensation committee, but in no event more than ten years after they are granted. They generally expire earlier if the participant’s service terminates earlier. No participant may receive options and stock appreciation rights under the 2013 Equity Incentive Plan covering more than 6,800,000 shares in any fiscal year.

Restricted Shares and Stock Units. Restricted shares may be awarded under the 2013 Equity Incentive Plan in return for any lawful consideration (and as set forth in the applicable award agreement) and stock units may be awarded under the 2013 Equity Incentive Plan for no consideration. In general, these awards will be subject to vesting. Vesting may be based on length of service, the attainment of performance-based milestones, or a combination of both, as determined by the compensation committee. No participant may receive restricted shares and stock units covering more than 3,500,000 shares in any fiscal year. This annual limit is in addition to any stock options and stock appreciation rights the participant may receive during a fiscal year. Settlement of vested stock units may be made in cash, shares of Class A common stock, or a combination of both.

Performance Cash Awards. Performance cash awards may be granted under the 2013 Equity Incentive Plan that qualify as performance-based compensation that is not subject to the income tax deductibility limitations imposed by Section 162(m) of the Code, if the award is approved by our compensation committee and the grant or vesting of the award is tied solely to the attainment of performance goals during a designated performance period. No participant may be paid more than $2,000,000 in cash in any calendar year pursuant to a performance cash award granted under the 2013 Equity Incentive Plan.

Performance goals for the grant or vesting of performance cash awards, as well as stock performance based awards, granted under the 2013 Equity Incentive Plan may be based on any one of, or combination of, the following: annual contract subscription fee value (net of associated third-party royalties/payments or gross); bookings (annual or total contract value); calculated bookings; cash flow and free cash flow; cash margin; cash position; collections; committed annual recurring revenues; consulting utilization rates; costs of goods sold; customer renewals; customer retention rates from an acquired company, business unit or division; customer satisfaction or customer referenceability; deferred revenue; daily sales outstanding; earnings per share; gross margin; headcount; internal rate of return; margin contribution; market share; net income; net income after tax; net income before tax; net income before interest and tax; net income before interest, tax, depreciation and amortization; operating cash flow; operating expenses; operating income; operating margin; personnel retention or personnel hiring measures; product defect measures; product release timelines; product or research and development related measures; return on assets; return on capital; return on equity; return on investment and cash flow return on investment; return on sales; revenues; revenue backlog; revenue conversion from an acquired company, business unit or division; revenue per employee; sales results; stock price; stock performance; technical system performance measures; technical support incident measures; total stockholder return and working capital. Finally, to the extent a performance cash award is not intended to comply with Section 162(m) of the Code, the compensation committee may select other measures of performance.

Changes in Capitalization. In the event that there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split or reverse stock split, proportionate adjustments will automatically be made to the kind and maximum number of shares reserved for issuance under the 2013 Equity Incentive Plan, the kind and maximum number of shares by which the share reserve may increase automatically each year, the kind and maximum number of shares subject to stock awards that can be granted to a participant in a calendar year (as established under the 2013 Equity Incentive Plan pursuant to Section 162(m) of the Code), the kind and maximum number of shares that may be issued upon the exercise of incentive stock options, the kind and number of shares covered by each outstanding option, stock appreciation right and stock unit and the exercise price applicable to each outstanding option and stock appreciation right and the repurchase price, if any, applicable to outstanding restricted shares. In the event that there is a declaration of an extraordinary dividend payable in a form other than our Class A common stock in an amount that has a material effect on the price of our Class A common stock, a recapitalization, a spin-off or a similar occurrence, the compensation committee may make such adjustments as it deems appropriate, in its sole discretion.

Corporate Transactions. In the event that we are a party to a merger, consolidation, or a change in control transaction, all outstanding stock awards will be governed by the terms of the definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which we are a party, in a manner determined by the compensation committee). Such treatment may include any of the following actions with respect to each outstanding stock award:

•	the continuation, assumption or substitution of a stock award by a surviving entity or its parent;

•	the cancellation of the unvested portion of a stock award without payment of any consideration;

•

the cancellation of the vested portion of a stock award (and any portion that becomes vested as of the effective time of the transaction) in exchange for a payment equal to the excess, if any, of the value that the holder of each share of Class A common stock receives in the transaction over (if applicable) and the exercise price otherwise payable in connection with the stock award; or

•

the assignment of any reacquisition or repurchase rights held by us in respect of an award of restricted shares to the surviving entity or its parent (with proportionate adjustments made to the price per share to be paid upon exercise of such rights).

If we are subject to a merger, consolidation or change in control transaction before a participant’s service terminates and an outstanding award is not continued, assumed or substituted, then a participant who is otherwise entitled to vesting acceleration that could be triggered as of a date following the effective time of the transaction as a result of a qualifying termination of service shall be deemed to be vested, as if all triggering events had occurred as of the effective time of the transaction.

For this purpose, a change in control transaction includes:

•	any person acquiring beneficial ownership of more than 50% of our total voting power;

•	the sale or disposition of all or substantially all of our assets;

•	any merger or consolidation of us where our voting securities represent 50% or less of the total voting power of the surviving entity or its parent; or

•	individuals who are members of our board of directors cease for any reason to constitute at least a majority of the members of our board of directors over a period of 12 months.

The compensation committee is not obligated to treat all stock awards, or portions thereof, in the same manner.

Amendments or Termination. Our board of directors may, at any time and for any reason, amend or terminate the 2013 Equity Incentive Plan. If our board of directors amends the plan, it does not need stockholder approval of the amendment unless applicable law so requires. The 2013 Equity Incentive Plan will terminate automatically ten years after the later of the date when our board of directors adopted the plan or the date when our board of directors most recently approved an increase in the number of shares reserved thereunder which was also approved by our stockholders.

2012 Equity Incentive Plan

Our board of directors adopted our 2012 Equity Incentive Plan in November 2012, and our stockholders approved it in December 2012. An amendment and restatement of the 2012 Equity Incentive Plan was approved by our board of directors in March 2013, and our stockholders approved it in March 2013. The 2012 Equity Incentive Plan became effective on adoption and replaced our 2007 Stock Plan. No further awards will be made under the 2012 Equity Incentive Plan following this offering. However, awards outstanding under the 2012 Equity Incentive Plan following this offering will continue to be governed by their existing terms.

Share Reserve. 3,268,746 shares of our Class B common stock were initially reserved for issuance under the 2012 Equity Incentive Plan, plus 3,250,565 shares that were remaining and available for issuance under the 2007 Stock Plan as of the effective date of the 2012 Equity Incentive Plan and 16,114,647 shares subject to awards under the 2007 Stock Plan as of the effective date of the 2012 Equity Incentive Plan.

Pursuant to an automatic increase of shares that occurred on February 1, 2013, 5,492,193 shares of our Class B common stock were added to the 2012 Equity Incentive Plan’s share reserve. Additionally, in connection with the amendment and restatement of the 2012 Equity Incentive Plan in March 2013, an additional 7,000,000 shares of our Class B common stock were reserved for issuance under the 2012 Equity Incentive Plan.

As of July 31, 2013, options to purchase 16,547,749 shares of our Class B common stock were outstanding under the 2012 Equity Incentive Plan. No other types of awards have been granted under the plan, as described below.

Administration. The compensation committee of our board of directors administers the 2012 Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to the plan and outstanding awards, including repricing outstanding options and modifying outstanding awards in other ways.

Eligibility. Employees, non-employee directors and consultants are eligible to participate in our 2012 Equity Incentive Plan.

Types of Awards. Our 2012 Equity Incentive Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our Class B common stock;

•	stock appreciation rights;

•	restricted shares of our Class B common stock;

•	stock units; and

•	performance cash awards.

Options and Stock Appreciation Rights. The exercise price for options granted under the 2012 Equity Incentive Plan may not be less than 100% of the fair market value of our Class B common stock on the option grant date. Optionees may pay the exercise price in cash, or with the consent of the compensation committee and as set forth in the applicable option agreement:

•	with shares of common stock that the optionee already owns;

•	by an immediate sale of the option shares through a broker approved by us, if the shares of our common stock are publicly traded;

•	by a net exercise procedure; or

•	by any other form or method consistent with applicable laws, regulations and rules.

An optionee who exercises a stock appreciation right receives the increase in value of our common stock over the exercise price. The exercise price for stock appreciation rights may not be less than 100% of the fair market value of our common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash, shares of our common stock, or a combination of both.

Options and stock appreciation rights vest as determined by the compensation committee at the time of the grant. In general, we grant options that vest over a five-year period following the date of grant. Options and stock appreciation rights expire at the time determined by the compensation committee, but in no event more than ten years after they are granted. They generally expire earlier if the participant’s service terminates earlier.

Restricted Shares and Stock Units. Restricted shares may be awarded under the 2012 Equity Incentive Plan in return for any lawful consideration and stock units may be awarded under the 2012 Equity Incentive Plan for no consideration. In general, these awards will be subject to vesting. Vesting may be based on length of service, the attainment of performance-based milestones, or a combination of both, as determined by the compensation committee. Settlement of vested stock units may be made in cash, shares of Class B common stock, or a combination of both.

Changes in Capitalization. In the event that there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split or reverse stock split, proportionate adjustments will automatically be made to the kind and maximum number of shares reserved for issuance under the 2012 Equity Incentive Plan, the kind and maximum number of shares subject to stock awards that can be granted to a participant in a calendar year (as established under the 2012 Equity Incentive Plan pursuant to Section 162(m) of the Code), the kind and maximum number of shares that may be issued upon the exercise of incentive stock options, the kind and number of shares covered by each outstanding option, stock appreciation right and stock unit and the exercise price applicable to each outstanding option and stock appreciation right and the repurchase price, if any, applicable to outstanding restricted shares. In the event that there is a declaration of an extraordinary dividend payable in a form other than our Class B common stock in an amount that has a material effect on the price of our Class B common stock, a recapitalization, a spin-off or a similar occurrence, the compensation committee may make such adjustments as it deems appropriate, in its sole discretion.

Corporate Transactions. In the event that we are a party to a merger, consolidation, or a change in control transaction, all outstanding stock awards will be governed by the terms of the definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which we are a party, in a manner determined by the compensation committee). Such treatment may include any of the following actions with respect to each outstanding stock award:

•	the continuation, assumption or substitution of a stock award by a surviving entity or its parent;

•	the cancellation of the unvested portion of a stock award without payment of any consideration;

•

the cancellation of the vested portion of a stock award (and any portion that becomes vested as of the effective time of the transaction) in exchange for a payment equal to the excess, if any, of the value that the holder of each share of Class B common stock receives in the transaction over (if applicable) and the exercise price otherwise payable in connection with the stock award;

•

the assignment of any reacquisition or repurchase rights held by us in respect of an award of restricted shares to the surviving entity or its parent (with proportionate adjustments made to the price per share to be paid upon exercise of such rights); or

•	individuals who are members of our board of directors cease for any reason to constitute at least a majority of the members of our board of directors over a period of 12 months.

If we are subject to a merger, consolidation or change in control transaction before a participant’s service terminates and an outstanding award is not continued, assumed or substituted, then a participant who is otherwise entitled to vesting acceleration that could be triggered as of a date following the effective time of the transaction as a result of a qualifying termination of service shall be deemed to be vested, as if all triggering events had occurred as of the effective time of the transaction.

For this purpose, a change in control transaction includes:

•	any person acquiring beneficial ownership of more than 50% of our total voting power;

•	the sale or disposition of all or substantially all of our assets; or

•	any merger or consolidation of us where our voting securities represent 50% or less of the total voting power of the surviving entity or its parent.

The compensation committee is not obligated to treat all stock awards, or portions thereof, in the same manner.

Amendments or Termination. Our board of directors may, at any time and for any reason, amend or terminate the 2012 Equity Incentive Plan. If our board of directors amends the plan, it does not need stockholder approval of the amendment unless applicable law so requires. The 2012 Equity Incentive Plan will terminate automatically ten years after the later of the date when our board of directors adopted the plan or the date when our board of directors most recently approved an increase in the number of shares reserved thereunder which was also approved by our stockholders.

2007 Stock Plan

Our 2007 Stock Plan was adopted by our board of directors in February 2007, and our stockholders approved it in February 2007. No further awards have been made under our 2007 Stock Plan since the adoption of the 2012 Equity Incentive Plan, and no further awards will be made under our 2007 Stock Plan following this offering. However, awards outstanding under our 2007 Stock Plan following this offering will continue to be governed by their existing terms.

Share Reserve. As of July 31, 2013, options to purchase 8,857,794 shares of our Class B common stock were outstanding under the 2007 Stock Plan.

Administration. The compensation committee of our board of directors administers the 2007 Stock Plan. The committee has the complete discretion to make all decisions relating to the plan and outstanding awards, including repricing outstanding options and modifying outstanding awards in other ways.

Eligibility. Employees, non-employee directors and consultants are eligible to participate in our 2007 Stock Plan.

Types of Awards. Our 2007 Stock Plan provides for the following types of awards granted with respect to shares of our Class B common stock:

•	incentive and nonstatutory stock options to purchase shares of our Class B common stock; and

•	direct award or sale of shares of our Class B common stock, including restricted shares.

Payment. The exercise price for options granted under the 2007 Stock Plan is determined by our board of directors or the compensation committee, but may not be less than 100% of the fair market value of our Class B common stock on the grant date. Optionees may pay the exercise price by using:

•	cash or cash equivalents;

•	shares of common stock that the optionee already owns;

•	a promissory note;

•	an immediate sale of the option shares through a broker approved by us, if the shares of our common stock are publicly traded; or

•	any other form permitted by the Delaware General Corporation Law, as amended.

Shares may be awarded under the 2007 Stock Plan in consideration of services rendered to us prior to the award.

Changes in Capitalization. In the event that there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split or reverse stock split, proportionate adjustments will automatically be made to (i) the number of shares reserved for issuance under the 2007 Stock Plan, (ii) the number of shares that may be issued upon the exercise of incentive stock options, (iii) the number of shares covered by each outstanding option and (iv) the exercise price applicable to each outstanding option. In the event that there is a declaration of an extraordinary dividend payable in a form other than our Class B common stock in an amount that has a material effect on the price of our Class B common stock, a recapitalization, a spin-off or a similar occurrence, the compensation committee may make such adjustments as it deems appropriate, in its sole discretion.

Corporate Transactions. In the event that we are a party to a merger or consolidation, all outstanding options will be governed by the terms of the definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which we are a party, in a manner determined by our board of directors). Unless an individual stock agreement provides otherwise, such treatment may include any of the following actions with respect to each outstanding options:

•	the continuation, assumption or substitution of an option by a surviving entity or its parent;

•	the cancellation of the unvested portion of an option without payment of any consideration; or

•

the cancellation of the vested portion of an option (and any portion that becomes vested as of the effective time of the transaction) in exchange for a payment equal to the excess, if any, of the value that the holder of each share of Class B common stock receives in the transaction over and the per share exercise price of the option.

If we are subject to a merger or consolidation before an optionee’s service terminates and an outstanding option is not continued, assumed or substituted, then an optionee who is otherwise entitled to vesting acceleration that could be triggered as of a date following the effective time of the transaction as a result of a qualifying termination of service shall be deemed to be vested, as if all triggering events had occurred as of the effective time of the transaction.

Our board of directors is not obligated to treat all options, or portions thereof, in the same manner.

Amendments or Termination. Our board of directors may, at any time and for any reason, amend or terminate the 2007 Stock Plan. If our board of directors amends the plan, it does not need stockholder approval of the amendment unless the amendment increases the number of shares available for issuance or materially changes the class of persons eligible to receive incentive stock options. The 2007 Stock Plan will terminate automatically ten years after the later of the date when our board of directors adopted the plan or the date when our board of directors most recently approved an increase in the number of shares reserved thereunder which was also approved by our stockholders.

2013 Employee Stock Purchase Plan

Our 2013 Employee Stock Purchase Plan was adopted by our board of directors in August 2013 and our stockholders approved it in September 2013. The 2013 Employee Stock Purchase Plan will become effective following this offering. Our 2013 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code.

Share Reserve. We have reserved 4,000,000 shares of our Class A common stock for issuance under the 2013 Employee Stock Purchase Plan. The number of shares reserved for issuance under the 2013 Employee Stock Purchase Plan will automatically be increased on the first business day of each of our fiscal years, commencing in 2014, by a number equal to the least of:

•	2,200,000 shares;

•	1% of the shares of all classes of common stock outstanding on the last business day of the prior fiscal year; or

•	the number of shares determined by our board of directors.

The number of shares reserved under the 2013 Employee Stock Purchase Plan will automatically be adjusted in the event of a stock split, stock dividend or a reverse stock split (including an adjustment to the per-purchase period share limit).

Administration. The compensation committee of our board of directors will administer the 2013 Employee Stock Purchase Plan.

Eligibility. All of our employees are eligible to participate if we employ them for more than 20 hours per week and for more than five months per year. Eligible employees may begin participating in the 2013 Employee Stock Purchase Plan at the start of any offering period.

Offering Periods. Each offering period will last a number of months determined by the compensation committee, not to exceed 27 months. A new offering period will begin periodically, as determined by the compensation committee. Offering periods may overlap or may be consecutive. Unless otherwise determined by the compensation committee, two offering periods of six months’ duration will begin each fiscal year on June 16 and December 16. However, if so determined by the compensation committee, the first offering period may start on the effective date of the registration statement related to this offering and will end on June 15, 2014, with the first purchase date occurring on June 15, 2014.

Amount of Contributions. Our 2013 Employee Stock Purchase Plan permits each eligible employee to purchase Class A common stock through payroll deductions. Each employee’s payroll deductions may not exceed 15% of the employee’s cash compensation. Each participant may purchase up to the number of shares determined by our board of directors on any purchase date, not to exceed 3,500 shares. Each participant may not hold rights to purchase stock under our 2013 Employee Stock Purchase Plan that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding. Participants may withdraw their contributions at any time before stock is purchased.

Purchase Price. The price of each share of Class A common stock purchased under our 2013 Employee Stock Purchase Plan will not be less than 85% of the lower of:

•

the fair market value per share of Class A common stock on the first day of the applicable offering period or, in the case of the first offering period, the fair market value of the price at which one share of Class A common stock is offered to the public in this offering; or

•	the fair market value per share of Class A common stock on the purchase date.

Other Provisions. Employees may end their participation in the 2013 Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with us. If a change in control occurs and the acquirer does not continue or assume the 2013 Employee Stock Purchase Plan, our 2013 Employee Stock Purchase Plan will terminate and shares will be purchased with the payroll deductions accumulated to date by participating employees. Our board of directors or the compensation committee may amend or terminate the 2013 Employee Stock Purchase Plan at any time. If we increase the number of shares of Class A common stock reserved for issuance under the 2013 Employee Stock Purchase Plan, except for the automatic increases described above, then we must seek the approval of our stockholders. The 2013 Employee Stock Purchase Plan will terminate automatically 20 years after its adoption by our board of directors, unless it is extended by our board of directors and such extension is approved by our stockholders within 12 months thereafter.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers and the registration rights described elsewhere in this prospectus, the following is a description of each transaction since February 1, 2010 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Officer Loan

We entered in a full-recourse promissory note with Matthew J. Wallach, our President, in February 2011. Pursuant to this note, we loaned Mr. Wallach $250,000. This loan bore interest at the rate per annum of 0.51%, compounded annually. As of January 31, 2013, the outstanding balance of this loan was $252,497, including principal of $250,000 and total accrued interest of $2,497. This loan and all accrued interest were repaid in full by Mr. Wallach in April 2013.

Amended and Restated Investors’ Rights Agreement

We have entered into an investors’ rights agreement with certain holders of our convertible preferred stock, including entities with which certain of our directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Employment Arrangements with Immediate Family Members of Our Executive Officers and Directors

Ted Wallach, a brother of Matthew J. Wallach, our President, has been employed by us since September 2010. Ted Wallach serves as a senior product manager. During our fiscal years ended January 31, 2012 and 2013 and six months ended July 31, 2013, Ted Wallach had total cash compensation, including base salary, bonus and other compensation, of $138,999, $157,469 and $135,174, respectively.

Ted Wallach’s compensation level was based on reference to internal pay equity when compared to the compensation paid to employees in similar positions that were not related to our executive officers and directors. He was also eligible for equity awards on the same general terms and conditions as applicable to other employees in similar positions who were not related to our executive officers and directors.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers and certain other key employees. The indemnification agreements will provide that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of our directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws. In addition, the indemnification agreements will provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

Policies and Procedures for Related Party Transactions

Pursuant to our code of ethics and business conduct and audit committee charter, any related party transaction or series of transactions with an executive officer, director, or any of such persons’ immediate family members or affiliates, in which the amount, either individually or in the aggregate, involved exceeds $120,000 must be presented to our audit committee for review, consideration and approval. All of our directors and executive officers are required to report to our audit committee any such related party transaction. In approving or rejecting the proposed transactions, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those transactions that, in light of known circumstances, are not inconsistent with our best interests, as our audit committee determines in the good faith exercise of its discretion.

Although we have not had a written policy prior to this offering for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors would take this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all of our stockholders.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of July 31, 2013, and as adjusted to reflect the sale of Class A common stock offered by us and the selling stockholders in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group;

•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock or Class B common stock; and

•	all other selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Class A common stock or Class B common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 112,532,440 shares of Class B common stock outstanding at July 31, 2013, assuming conversion of all outstanding shares of convertible preferred stock into an aggregate of 85,000,000 shares of our Class B common stock. For purposes of computing percentage ownership after this offering, we have assumed that 9,720,000 shares of Class A common stock will be issued by us in this offering and that the underwriters will not exercise their right to purchase 1,956,750 additional shares to cover over-allotments. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of July 31, 2013. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Veeva Systems Inc., 4637 Chabot Drive, Suite 210, Pleasanton, California 94588.

	Class B Shares Beneficially Owned Before this Offering		%Total Voting Power Before this Offering(1)	Number Of Shares Being Offered		Shares Beneficially Owned After this Offering				% Total Voting Power After this Offering(1)
						Class A		Class B
Name of Beneficial Owner	Shares	%				Shares	%	Shares	%
Named Executive Officers and Directors:
Peter P. Gassner(2)	15,208,333	13.5	13.5	—		—	—	15,208,333	13.9	13.8
Matthew J. Wallach(3)	3,500,000	3.1	3.1	500,000		—	—	3,000,000	2.7	2.7
Timothy S. Cabral(4)	700,000	*	*	—		—	—	700,000	*	*
Mark Armenante(5)	14,800,000	13.2	13.2	500,000		—	—	14,300,000	13.1	12.9
Ronald E.F. Codd(6)	312,500	*	*	—		—	—	312,500	*	*
Gordon Ritter(7)	35,000,000	31.1	31.1	500,000	(8)	—	—	34,500,000	31.6	31.2
Young Sohn(9)	14,450,000	12.8	12.8	500,000		—	—	13,950,000	12.8	12.6
Kevin Spain(10)	35,000,000	31.1	31.1	500,000	(11)	—	—	34,500,000	31.6	31.2
All Executive Officers and Directors as a Group (9 persons)(12)	84,345,833	74.9	74.9	2,000,000		—	—	82,345,833	74.9	74.0
5% Stockholders:
Emergence Capital Partners II, L.P.(13)	35,000,000	31.1	31.1	500,000		—	—	34,500,000	31.6	31.2
Craig Ramsey	6,500,000	5.8	5.8	250,000		—	—	6,250,000	5.7	5.7
Maja Ramsey(14)	6,500,000	5.8	5.8	325,000		—	—	6,175,000	5.7	5.6
Other Selling Stockholders:
James and Amy Ramsey(15)	3,150,000	2.8	2.8	250,000		—	—	2,900,000	2.7	2.6
Jenna and Matthew Mitchell	3,150,000	2.8	2.8	250,000		—	—	2,900,000	2.7	2.6
All Other Selling Stockholders(16)	700,000	*	*	250,000		—	—	450,000	*	*

*	Less than 1 percent.
(1)

Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. For more information about the voting rights of our Class A and Class B common stock, see “Description of Capital Stock—Common Stock.”

(2)

Includes (i) 10,000,000 shares of Class B common stock held directly by Mr. Gassner and (ii) 5,208,333 shares of Class B common stock held by Peter Gassner and Piyajit Gassner as Community Property, of which 1,844,618 shares may be repurchased by us at the original exercise price as of 60 days following July 31, 2013.

(3)

Includes (i) 1,700,000 shares of Class B common stock held by Matt Wallach and Cristina Wallach JTWROS, (ii) 300,000 shares of Class B common stock held by the Matt Wallach 2012 Irrevocable Trust and (iii) 1,500,000 shares of Class B common stock held directly by Mr. Wallach.

(4)

Includes (i) 450,000 shares of Class B common stock held by Tim Cabral & Julia Cabral as Community Property and (ii) 250,000 shares of Class B common stock issuable to Mr. Cabral pursuant to options exercisable within 60 days of July 31, 2013, of which 147,916 shares were fully vested as of such date.

(5)

Includes (i) 11,800,000 shares of Class B common stock held directly by Mr. Armenante, (ii) 1,000,000 shares of Class B common stock held by Mark A. Armenante and Elizabeth T. Armenante, Trustees of the Elizabeth T. Armenante Grantor Retained Annuity Trust dated May 20, 2013, (iii) 1,000,000 shares of Class B common stock held by Mark A. Armenante and Elizabeth T. Armenante, Trustees of the Mark A. Armenante Grantor Retained Annuity Trust dated May 20, 2013, (iv) 500,000 shares of Class B common stock held by the Christina E. Armenante Trust 2000 U/A dated July 14, 2000 and (v) 500,000 shares of Class B common stock held by the Andrew M. Armenante Trust 2000 U/A dated July 14, 2000.

(6)

Includes (i) 156,250 shares of Class B common stock held directly by Mr. Codd, of which 57,292 shares may be repurchased by us at the original exercise price as of 60 days following July 31, 2013 and (ii) 156,250 shares of Class B common stock issuable to Mr. Codd pursuant to an option exercisable within 60 days of July 31, 2013, of which none of the shares were vested as of such date.

(7)

Consists of 35,000,000 shares of Class B common stock held by Emergence Capital Partners II, L.P. (ECP II), as reflected in footnote 11 below. Mr. Ritter, a member of our board of directors, is a member of Emergence GP Partners, LLC (EGP) and has shared voting and dispositive power with regard to the shares directly held by ECP II. Mr. Ritter disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein.

(8)	Represents shares that will be offered and sold by Emergence Capital Partners II, L.P.
(9)	Consists of 13,450,000 shares of Class B common stock held directly by Ms. Sohn and (ii) 1,000,000 shares of Class B common stock held by Young Sohn Grantor Retained Annuity Trust dated May 21, 2013.
(10)

Consists of 35,000,000 shares of Class B common stock held by ECP II, as reflected in footnote 11 below. Mr. Spain, a member of our board of directors, is a partner of Emergence Equity Partners II, L.P. (EEP II) and has shared voting and dispositive power with regard to the shares directly held by ECP II. Mr. Spain disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein.

(11)	Represents shares that will be offered and sold by Emergence Capital Partners II, L.P.
(12)

Includes (i) 83,970,833 shares of Class B common stock beneficially owned by the directors and named executive officers as reflected in footnotes 2 through 9, (ii) 75,000 shares of Class B common stock held directly by an executive officer who is not a named executive officer and (iii) 300,000 shares of Class B common stock issuable to such officer pursuant to options exercisable within 60 days of July 31, 2013, of which none of the shares were vested as of such date. Of the shares of Class B common stock held directly by that executive officer, all of such shares may be repurchased by us at the original exercise price as of 60 days following July 31, 2013.

(13)

Consists of 35,000,000 shares held by ECP II. EEP II is the sole general partner of ECP II and EGP is the sole general partner of EEP II. Jason Green, Brian Jacobs and Gordon Ritter are members of EGP and share voting and dispositive power over the shares held by each of these entities. Kevin Spain is a partner of EEP II and shares voting and dispositive power over the shares held by ECP II. Mr. Ritter and Mr. Spain are also members of our board of directors. Each member disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein. The address of ECP II is 160 Bovet Road, Suite 300, San Mateo, California 94402.

(14)	Consists of 6,500,000 shares of Class B common stock held by Maja Ramsey, as Trustee of the Maja Ramsey Revocable Trust, dated August 27, 2012.
(15)	Consists of 3,150,000 shares of Class B common stock held by James and Amy Ramsey, Trustees of Ramsey Family Trust, dated June 4, 2012.
(16)	Consists of 700,000 shares of Class B common stock held by one selling stockholder not listed above who owned less than 1% of our shares of Class A and Class B common stock prior to this offering.

DESCRIPTION OF CAPITAL STOCK

A description of our capital stock and the material terms and provisions of our restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering and affecting the rights of holders of our capital stock is set forth below. The forms of our restated certificate of incorporation and our amended and restated bylaws to be adopted in connection with this offering are filed as exhibits to the registration statement relating to this prospectus.

Upon the completion of this offering, our restated certificate of incorporation will provide for two classes of common stock: Class A common stock and Class B common stock. In addition, our restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of 1,000,000,000 shares, all with a par value of $0.00001 per share, of which:

•	800,000,000 shares are designated Class A common stock;

•	190,000,000 shares are designated Class B common stock; and

•	10,000,000 shares are designated preferred stock.

As of July 31, 2013, and after giving effect to the automatic conversion of all of our outstanding convertible preferred stock into Class B common stock in connection with this offering, there were outstanding:

•	no shares of our Class A common stock;

•	112,532,440 shares of our Class B common stock held by approximately 110 stockholders; and

•	25,405,543 shares issuable upon exercise of outstanding stock options.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for more information.

Voting Rights

The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by our restated certificate of incorporation or law. Delaware law could require either holders of our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our restated certificate of incorporation to increase the authorized number of shares of a class of stock, or to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

We anticipate that our restated certificate of incorporation will require the approval of a majority of our outstanding Class B common stock voting as a separate class of any transaction that would result in a change in control of our company.

Stockholders do not have the ability to cumulate votes for the election of directors. Our restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs upon the completion of this offering, except for certain permitted transfers described in our restated certificate of incorporation, including transfers to any “permitted transferee” as defined in our restated certificate of incorporation, which includes, among others, transfers:

•	to trusts, corporations, limited liability companies, partnerships, foundations or similar entities established by a Class B stockholder, provided that:

•	such transfer is to entities established by a Class B stockholder where the Class B stockholder retains the exclusive right to vote and direct the disposition of the shares of Class B common stock; or

•	such transfer does not involve payment of cash, securities, property or other consideration to the Class B stockholder.

Once converted into Class A common stock, a share of Class B common stock may not be reissued.

All the outstanding shares of Class A and Class B common stock will convert automatically into shares of a single class of common stock upon the earliest to occur of the following: (i) upon the election of the holders of a majority of the then-outstanding shares of Class B common stock or (ii) the date that is 10 years from the date of this prospectus. Following such conversion, each share of common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into a single class of common stock, the Class A and Class B common stock may not be reissued.

Preferred Stock

Upon the completion of this offering, no shares of preferred stock will be outstanding, but we will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our Class A common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Options

As of July 31, 2013, we had options to purchase 25,405,543 shares of our Class B common stock outstanding pursuant to our 2012 Equity Incentive Plan and our 2007 Stock Plan.

Registration Rights

Following this offering, certain holders of shares of our outstanding Class B common stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our amended and restated investors’ rights agreement (IRA), which are described in additional detail below. We, along with Emergence Capital Partners II, L.P., Mark Armenante, Craig Ramsey and Young Sohn, and their affiliated entities are parties to the IRA. We originally entered into the IRA in connection with our Series A financing in February 2007 and amended it in connection with our Series B financing.

Demand Registration Rights

Under our IRA, upon the written request of certain of the holders of the registrable securities then outstanding that we file a registration statement under the Securities Act with an anticipated aggregate price to the public of at least $20.0 million, we will be obligated to use our commercially reasonable efforts to register the sale of all registrable securities that holders may request in writing to be registered within 20 days of the mailing of a notice by us to all holders of such registration. These demand registration rights became exerciseable after May 16, 2013. We are required to effect no more than two registration statements which are declared or ordered effective, subject to certain exceptions. We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be seriously detrimental to us, and we are not required to effect the filing of a registration statement during the period beginning 90 days prior to our good faith estimate of the date of the filing of, and ending on a date 180 days following the effective date of, a registration initiated by us.

Piggyback Registration Rights

If we register any of our securities for public sale, we will have to use all commercially reasonable efforts to register all registrable securities that the holders of such securities request in writing be registered within 20 days of mailing of notice by us to all holders of the proposed registration. However, this right does not apply to a registration relating to any of our stock plans, the offer and sale of debt securities, a corporate reorganization or other transaction under Rule 145 of the Securities Act, or a registration on any registration form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to 20% of the total shares covered by the registration statement, except for in this offering, in which these holders may be excluded if the underwriters determine that the sale of their shares may jeopardize the success of the offering.

Form S-3 Registration Rights

The holders of the registrable securities can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $5 million. We are required to file no more than one registration statement on

Form S-3 upon exercise of these rights per 12-month period, subject to certain exceptions. We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be seriously detrimental to us.

Registration Expenses

We will pay all expenses incurred in connection with each of the registrations described above, except for underwriting discounts and commissions. However, we will not pay for any expenses of any demand or Form S-3 registration if the request is subsequently withdrawn at the request of a majority of the holders of the registrable securities to be registered, subject to limited exceptions.

Expiration of Registration Rights

The registration rights described above will survive this offering and will terminate as to any stockholder at such time as all of such stockholders’ securities (together with any affiliate of the stockholder with whom such stockholder must aggregate its sales) could be sold without compliance with the registration requirements of the Securities Act pursuant to Rule 144 or following a deemed liquidation event under our current restated certificate of incorporation, but in any event no later than the three-year anniversary of this offering.

Anti-Takeover Provisions

Delaware Law

Upon the completion of this offering, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder; or

•

subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Upon the completion of this offering, our restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•

Separate Class B Vote for Change in Control Transactions. As described above in “—Common Stock—Voting Rights,” any transaction that would result in a change in control of our company will require the approval of a majority of our outstanding Class B common stock voting as a separate class. This provision could delay or prevent the approval of a change in control that might otherwise be approved by a majority of outstanding shares of our Class A and Class B common stock voting together on a combined basis.

•

Dual Class Stock. As described above in “—Common Stock—Voting Rights,” our restated certificate of incorporation will provide for a dual class common stock structure, which provides our executive officers and directors and their affiliates with the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock. These matters include the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. Current investors, executives and employees will also have the ability to exercise significant influence over those matters.

•

Supermajority Approvals. Our restated certificate of incorporation and amended and restated bylaws initially will not provide that certain amendments to our restated certificate of incorporation or amended and restated bylaws by stockholders will require the approval of two-thirds of the combined vote of our then-outstanding shares of Class A and Class B common stock. However, when the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of our common stock, certain amendments to our restated certificate of incorporation or amended and restated bylaws by stockholders will require the approval of two-thirds of the combined vote of our then-outstanding shares of Class A and Class B common stock. This will have the effect of making it more difficult to amend our restated certificate of incorporation or amended and restated bylaws to remove or modify any existing provisions.

•

Board of Directors Vacancies. Our restated certificate of incorporation and amended and restated bylaws will authorize our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors will be set only by resolution adopted by a majority vote of our entire board of directors. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•

Classified Board. Our restated certificate of incorporation and amended and restated bylaws will provide that our board of directors will be classified into three classes of directors, each of whom will hold office for a three-year term. In addition, directors may only be removed from the board of directors for cause and only by the approval of two-thirds of the combined vote of our then-outstanding shares of our Class A and Class B common stock. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

•

Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation will provide that stockholders will not be able to take action by written consent, and will only be able to take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority vote of our entire board of directors, the chairman of our board of directors or our chief executive officer.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

•

Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by the holders of Class A common stock, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors and approved by a majority of the holders of Class B common stock. The existence of authorized but unissued shares of preferred stock will enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Choice of Forum

Upon the completion of this offering, our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our amended and restated bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A and Class B common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and the telephone number is (800) 937-5449.

Listing

Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol “VEEV.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our Class A common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering or the possibility of these sales occurring, could cause the prevailing market price for our Class A common stock to fall or impair our ability to raise equity capital in the future.

Following this offering, we will have outstanding 13,045,000 shares of our Class A common stock and 109,207,440 shares of our Class B common stock, based on the number of shares outstanding as of July 31, 2013. This includes 13,045,000 shares of Class A common stock that we and the selling stockholders are selling in this offering, which shares may be resold in the public market immediately, and assumes no additional exercise of outstanding options other than as described elsewhere in this prospectus.

The remaining 109,207,440 shares of common stock that are not sold in this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

In addition, substantially all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our capital stock until at least 181 days after the date of this prospectus, as described below. As a result of these agreements and the provisions of our investors’ rights agreement described above under “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of July 31, 2013, 109,207,440 shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the 13,045,000 shares sold in this offering will be immediately available for sale in the public market;

•

beginning 181 days after the date of this prospectus, 109,207,440 additional shares will become eligible for sale in the public market, of which 81,639,583 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

Our executive officers, directors and stockholders holding substantially all of our outstanding capital stock have agreed with the underwriters or us, not to dispose of any of our common stock or securities convertible into or exchangeable for shares of our common stock during the 180-day period following the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. LLC. In addition, substantially all other holders of our common stock and options have previously entered into market stand-off agreements with us not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock for a period that extends until 181 days after the date of this prospectus.

See “Underwriting” for a more complete description of the lock-up agreements with the underwriters.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our restricted common stock for at least six months would be entitled to sell their securities provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, and we are subject to the periodic reporting requirements of the Exchange Act, for at least 90 days before the sale. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the completion of this offering without regard to whether current public information about us is available. Persons who have beneficially owned shares of our restricted common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of Class A common shares then outstanding, which will equal approximately 130,450 shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of common shares outstanding as of July 31, 2013; or

•	the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Any of our service providers who purchased shares under a written compensatory plan or contract prior to this offering may be entitled to rely on the resale provisions of Rule 701. Rule 701, as currently in effect, permits resales of shares, including by affiliates, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares if such resale is done under Rule 701. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of these lock-up agreements.

Registration Rights

Upon completion of this offering, the holders of 81,725,000 shares of our Class B common will be entitled to rights with respect to the registration of the sale of the Class A common stock into which these shares are convertible under the Securities Act. See “Description of Capital Stock—Registration Rights.” All such shares are covered by lock-up agreements. Following the expiration of the lock-up period, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates.

Form S-8 Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding, as well as reserved for future issuance, under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of shares of our Class A common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or non-U.S. tax laws, the U.S. federal estate tax or gift tax rules (except to the limited extent set forth below) or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (Code), Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (IRS), all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of shares of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase shares of our Class A common stock issued pursuant to this offering and who hold shares of our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation:

•	banks, thrifts and other financial institutions;

•	insurance companies;

•	partnerships, S corporations and other pass-through entities;

•	real estate investment trusts;

•	regulated investment companies;

•	“controlled foreign corporations;”

•	“passive foreign investment companies;”

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	certain former citizens or permanent residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons that hold or receive shares of our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own, or are deemed to own, more than 5% of our outstanding common stock (except to the extent specifically set forth below);

•	persons holding shares of our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment; or

•	persons deemed to sell shares of our common stock under the constructive sale provisions of the Code.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold shares of our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of shares of our common stock.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS, THE U.S. FEDERAL ESTATE OR GIFT TAX RULES, ANY OTHER U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of shares of our Class A common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (ii) that has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions on Our Class A Common Stock

As described above under “Dividend Policy,” we do not anticipate paying cash dividends on shares of our Class A common stock. If, however, we do make distributions of cash or property on shares of our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its shares of our Class A common stock, but not below zero. Any remaining excess will be treated as capital gain and will be treated as described below under “—Gain on Sale or Disposition of Shares of Our Class A Common Stock.” Any distribution on our Class A common stock would also be subject to the discussion below in “—Additional Withholding and Information Reporting Requirements.” Dividends paid to a non-U.S. holder of shares of our Class A common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate unless such non-U.S. holder qualifies for an exemption from or a reduction in the rate of withholding and provides us or our agent, as the case may be, with the appropriate IRS Form W-8, such as:

•

IRS Form W-8BEN (or successor form) certifying, under penalties of perjury, that the non-U.S. holder is entitled to an exemption from or a reduction in the rate of withholding of tax under an applicable income tax treaty; or

•

IRS Form W-8ECI (or successor form) certifying, under penalties of perjury, that a dividend paid on such Class A common stock is not subject to withholding of tax because it is effectively connected with a trade or business in the United States of the non-U.S. holder (in which case such dividend generally will be subject to regular graduated U.S. federal income tax rates as described below).

The certification requirement described above must be provided to us or our agent prior to the payment of dividends and may be required to be updated periodically. This certification also may require a non-U.S. holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain non-U.S. holders that are intermediaries or pass-through entities for U.S. federal income tax purposes. Each non-U.S. holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false. If dividends are effectively connected with a trade or business in the United States of a non-U.S. holder (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by such non-U.S. Holder in the United States), the non-U.S. Holder, although exempt from the withholding of tax described above (provided that the certifications described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income. If a non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, the holder may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale or Disposition of Shares of Our Class A Common Stock

Subject to the discussion below in “—Additional Withholding and Information Reporting Requirements,” in general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or disposition of shares of our Class A common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition and certain other requirements are met; or

•

shares of our Class A common stock constitute a U.S. real property interest by reason of our status as a U.S. real property holding corporation (USRPHC) for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period ending on the date of the sale or disposition of shares of our Class A common stock, or (ii) the non-U.S. holder’s holding period for shares of our Class A common stock.

Unless an applicable tax treaty provides otherwise, the gain described in the first exception above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such non-U.S. holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate as is specified by an applicable tax treaty). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

The gain described in the second exception above generally will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate as is specified by an applicable income tax treaty), but may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third exception above, we would be a USRPHC if interests in U.S. real property comprised (by fair market value) at least half of our business assets. We believe that we currently are not, and we do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, however, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as shares of our Class A common stock are regularly traded on an established securities market, shares of our Class A common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that actually or constructively held more than 5% of shares of our Class A common stock at any time during the shorter of (i) the five-year period ending on the date of the sale or disposition of shares of our Class A common stock, or (ii) the non-U.S. holder’s holding period for shares of our Class A common stock.

Additional Withholding and Information Reporting Requirements

Legislation enacted in March 2010 (commonly referred to as FATCA) generally will impose a 30% withholding tax on U.S. source dividends and gross proceeds from the sale or other disposition of stock or property that is capable of producing U.S. source dividends paid to (i) a foreign financial institution (as defined in Section 1471(d)(4) of the Code) unless such foreign financial institution enters into a reporting agreement with the IRS, or otherwise complies with any obligations resulting from the United States entering into an intergovernmental agreement with the jurisdiction in which the foreign financial institution is resident, to collect and disclose certain information regarding its U.S. account holders (which, for this purpose, can include certain debt and equity holders of such foreign financial institution as well as the direct and indirect owners of financial accounts maintained by such institution) and satisfies certain other requirements, and (ii) certain other non-U.S. entities unless such an entity provides the payor with information regarding certain direct and indirect U.S. owners of the entity, or certifies that it has no such U.S. owners, and complies with certain other requirements. Under certain phase-in rules, the FATCA withholding rules would apply to certain payments, including dividend payments on our Class A common stock, if any, paid after December 31, 2013, and to payments of gross proceeds from the sale or other dispositions of our Class A common stock paid after December 31, 2016. These new FATCA withholding rules apply regardless of whether a payment would otherwise be exempt from the withholding of tax described above in respect of distributions on and dispositions of our Class A common stock. Each non-U.S. holder is urged to consult its own tax advisor about the possible impact of these rules on their investment in our Class A common stock, and the entities through which they hold our Class A common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding of tax under FATCA.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our Class A common stock paid to the holder and the tax withheld, if any, with respect to the distributions. Pursuant to tax treaties or other agreements, the IRS may make these reports available to tax authorities in the non-U.S. holder’s country of residence, organization or incorporation. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our Class A common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “—Distributions on Our Class A Common Stock,” generally will be exempt from U.S. backup withholding. Information reporting and backup withholding will generally apply to the proceeds of a disposition of our Class A common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Dispositions effected through a non-U.S. office of a U.S. broker or a non-U.S. broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders are urged to consult their own tax advisors about the application of the information reporting and backup withholding rules to them. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Class A common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Deutsche Bank Securities Inc.
Pacific Crest Securities LLC
Stifel, Nicolaus & Company, Incorporated
Wells Fargo Securities, LLC
Canaccord Genuity Inc.

Total	13,045,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         a share under the initial public offering price. Any underwriter may allow a concession not in excess of $         a share to other underwriters or to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,956,750 additional shares of Class A common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,956,750 shares of our Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $2.7 million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our Class A common stock.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

Our Class A common stock has been approved for listing on the New York Stock Exchange under the trading symbol “VEEV.”

We, all of our directors and executive officers and substantially all of our stockholders have agreed with Morgan Stanley & Co., LLC and Deutsche Bank Securities Inc. that we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock, Class B common stock or other securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock;

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock or Class B common stock, whether any such transaction described in these first two bullets is to be settled by delivery of Class A common stock, Class B common stock or such other securities, in cash or otherwise;

•

in the case of our stockholders, make any demand for or exercise any right with respect to, the registration of any shares of Class A common stock, Class B common stock or other securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock;

•

in our case, file any registration statement with the SEC relating to the offering of any shares of Class A common stock, Class B common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock, except for the filing of a registration statement on Form S-8 relating to the offering of securities in accordance with the terms of plans in effect on the date hereof; or

•	in our case, make any public announcement of any intention to do any of the foregoing.

The restrictions described in the immediately preceding paragraph shall not apply to:

•	the sale of shares of Class A common stock pursuant to the underwriting agreement;

•

transfers of shares of Class A common stock, Class B common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock by a security holder as a bona fide gift;

•

distributions or transfers of shares of Class A common stock, Class B common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock by a security holder that is a corporation, partnership or other business entity to general or limited partners, members or stockholders of the security holder or to any investment fund or other business entity controlled or managed by the security holder;

•

transfers of shares of Class A common stock, Class B common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock by will or intestate succession or to any trust for the direct or indirect benefit of the security holder or any member of the security holder’s immediate family;

•

the exercise of options granted under our equity incentive plans disclosed in this prospectus, provided that the shares of Class A common stock or Class B common stock delivered upon such exercise are subject to the restrictions set forth above and no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with such exercise;

•

transfers of shares of Class A common stock, Class B common stock or any security convertible into or exercisable or exchangeable for Class A common stock or Class B common stock by security holders to us pursuant to agreements under which we have the option to repurchase such shares or a right of first refusal with respect to the transfers of such shares;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (Exchange Act), for the transfer of shares of Class A common stock or Class B common stock, provided that such plan does not provide for the transfer of Class A common stock or Class B common stock during the 180-day restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required or voluntarily made during the 180-day restricted period by or on behalf of us or the security holder;

•

transfers of shares of Class A common stock or Class B common stock to us as forfeitures to satisfy tax withholding and remittance obligations of the security holder in connection with the vesting or exercise of equity awards granted pursuant to our equity incentive plans disclosed in this prospectus, provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with such transfer;

•

the issuance by us of shares of, or options to purchase shares of, Class A common stock or Class B common stock or restricted stock units to our employees, officers, directors, advisors or consultants pursuant to the employee benefit plans described in this prospectus, provided that, prior to such issuance, to the extent that any such shares or any such options or restricted stock units will become vested during the 180-day restricted period, we shall cause each recipient of such grant or issuance to sign and deliver a copy of the lock-up agreement;

•

our sale or issuance of or entry into an agreement to sell or issue shares of Class A common stock or Class B common stock in connection with our acquisition of one or more businesses, products or technologies (whether by means of merger, stock purchase, asset purchase or otherwise) or in connection with joint ventures, commercial relationships or other strategic transactions, provided, that, the aggregate number of shares of Class A common stock and Class B common stock that we may sell or issue or agree to sell or issue in such a transaction shall not exceed 5% of the total number of shares of Class A common stock and Class B common stock issued and outstanding immediately following the completion of the transaction and provided further that we shall cause each recipient of such shares to sign and deliver a copy of the lock-up agreement prior to such issuance; and

•	the filing by us of a registration statement on Form S-8 with respect to the employee benefit plans described in this prospectus;

provided that in the case of any transfer or distribution pursuant to the second, third and fourth bullets above, it shall be a condition of the transfer or distribution that each transferee, donee or distributee shall sign and deliver a copy of the lock-up agreement prior to or upon such transfer, such transfer shall not involve a disposition for value and no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of Class A common stock or Class B common stock shall be required or shall be made voluntarily during the restricted period. Morgan Stanley & Co. LLC, in its sole discretion, may release the shares of Class A common stock, Class B common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate this offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the underwriters’ over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the Class A common stock, the underwriters may bid for, and purchase, shares of Class A common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in the offering, if the syndicate repurchases previously distributed Class A common stock to cover syndicate short positions or to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

We, the selling stockholders and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates may in the future perform, various financial advisory and investment banking services for us, for which they will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments (directly, as collateral securing other obligations or otherwise). The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market for the shares will develop, or that after the offering the shares will trade in the public market at or above the initial public offering price.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of securities to the public in that Member State, except that it may, with effect from and including such date, make an offer of securities to the public in that Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

at any time to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of securities to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (qualified investors) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (Order), (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571 Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of Class A common stock being offered will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Redwood City, California. Fenwick & West LLP, Mountain View, California is acting as counsel to the underwriters.

EXPERTS

Our consolidated financial statements as of January 31, 2012 and 2013, and for each of the fiscal years in the three-year period ended January 31, 2013, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus contains all information about us and our common stock that may be material to an investor in this offering. The registration statement includes exhibits to which you should refer for additional information about us.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Securities Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.veeva.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.

VEEVA SYSTEMS INC.

Report of KPMG LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Veeva Systems Inc.:

We have audited the accompanying consolidated balance sheets of Veeva Systems Inc. and subsidiaries (the Company) as of January 31, 2013 and 2012, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Veeva Systems Inc. and subsidiaries as of January 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended January 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Santa Clara, California

June 26, 2013

VEEVA SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	January 31,		July 31,	Pro Forma Stockholders’ Equity July 31,
	2012	2013	2013	2013
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$16,880	$31,890	$38,608
Short-term investments	—	14,276	14,267
Accounts receivable, net of allowance for doubtful accounts of $300, $305 and $562 (unaudited), respectively	20,567	37,094	38,883
Deferred income taxes	511	1,169	1,675
Income tax receivable	1,052	1,111	106
Note receivable—related party	250	253	—
Other current assets	404	1,097	2,740

Total current assets	39,664	86,890	96,279
Property and equipment, net	824	1,379	2,146
Capitalized internal-use software, net	590	880	970
Goodwill	—	—	4,709
Intangible assets	—	—	7,377
Other long-term assets	336	671	1,139

Total assets	$41,414	$89,820	$112,620

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,513	$3,340	$1,325
Accrued expenses	6,770	6,981	11,443
Income tax payable	—	5,183	195
Deferred revenue	17,925	38,785	48,260

Total current liabilities	26,208	54,289	61,223
Deferred income taxes, noncurrent	422	441	2,548
Other long-term liabilities	681	1,124	1,449

Total liabilities	27,311	55,854	65,220
Commitments and contingencies (Note 13)

Stockholders’ equity:
Series A convertible preferred stock, $0.00001 par value; 60,000,000 shares authorized; 60,000,000 shares issued and outstanding at January 31, 2012 and 2013 and July 31, 2013 (unaudited), respectively	2,996	2,996	2,996	$—
Series B convertible preferred stock, $0.00001 par value; 26,562,500 shares authorized; 25,000,000 shares issued and outstanding at January 31, 2012 and 2013 and July 31, 2013 (unaudited), respectively	3,937	3,937	3,937	—
Common stock, $0.00001 par value; 140,000,000 shares authorized; 22,620,207, 24,843,851, 27,532,440 and 112,532,440 shares issued and outstanding at January 31, 2012 and 2013 and July 31, 2013 (unaudited) and pro forma (unaudited) (including 2,616,666 shares subject to repurchase, legally issued and outstanding as of July 31, 2013), respectively	—	—	—	1
Additional paid-in capital	1,026	2,101	4,694	11,626
Accumulated other comprehensive income	—	5	3	3
Retained earnings	6,144	24,927	35,770	35,770

Total stockholders’ equity	14,103	33,966	$47,400	$47,400

Total liabilities and stockholders’ equity	$41,414	$89,820	$112,620

See Notes to Consolidated Financial Statements.

VEEVA SYSTEMS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share and per share data)

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(Unaudited)
Revenues:
Subscription services	$19,573	$32,613	$73,280	$29,202	$62,000
Professional services and other	9,556	28,649	56,268	24,762	30,369

Total revenues	29,129	61,262	129,548	53,964	92,369

Cost of revenues(1):
Cost of subscription services	5,236	8,768	18,852	7,749	14,898
Cost of professional services and other	7,081	20,288	38,164	16,650	21,954

Total cost of revenues	12,317	29,056	57,016	24,399	36,852

Gross profit	16,812	32,206	72,532	29,565	55,517

Operating expenses(1):
Research and development	3,637	7,750	14,638	6,341	11,884
Sales and marketing	5,571	12,279	19,490	7,988	17,272
General and administrative	2,513	5,539	8,371	3,349	8,350

Total operating expenses	11,721	25,568	42,499	17,678	37,506

Operating income	5,091	6,638	30,033	11,887	18,011
Other income (expense), net	173	15	(940)	(411)	(564)

Income before income taxes	5,264	6,653	29,093	11,476	17,447
Provision for income taxes	1,355	2,423	10,310	4,126	6,604

Net income	$3,909	$4,230	$18,783	$7,350	$10,843

Net income attributable to common stockholders	$428	$599	$3,480	$1,269	$2,222

Net income per share attributable to common stockholders:
Basic	$0.03	$0.03	$0.17	$0.07	$0.09

Diluted	$0.02	$0.02	$0.11	$0.04	$0.06

Weighted-average shares used to compute net income per share attributable to common stockholders:
Basic	13,156	17,655	20,887	19,380	23,440

Diluted	20,154	24,776	30,599	28,556	35,833

Pro forma net income per share attributable to common stockholders (unaudited):
Basic			$0.17		$0.10

Diluted			$0.16		$0.09

Pro forma weighted-average shares used to compute pro forma net income per share attributable to common stockholders (unaudited):
Basic			105,887		108,440

Diluted			115,599		120,833

Other comprehensive income:
Net change in unrealized gains (losses) on available-for-sale investments	$—	$—	$5	$—	$(2)

Comprehensive income	$3,909	$4,230	$18,788	$7,350	$10,840

See Notes to Consolidated Financial Statements.

VEEVA SYSTEMS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(In thousands)

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(Unaudited)
Cost of revenues:
Cost of subscription services	$—	$1	$3	$1	$9
Cost of professional services and other	9	63	120	51	228
Research and development	30	106	238	90	466
Sales and marketing	43	99	140	63	482
General and administrative	87	165	214	104	765

See Notes to Consolidated Financial Statements.

VEEVA SYSTEMS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Series A and B
	Shares	Amount	Shares	Amount
Balance at January 31, 2010	85,000,000	$6,933	12,438,461	$—	$78	$(1,995)	$—	$5,016
Issuance of common stock upon exercise of stock options	—	—	3,095,622	—	79	—	—	79
Issuance of common stock upon early exercise of stock options	—	—	6,365,000	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	169	—	—	169
Net income	—	—	—	—	—	3,909	—	3,909

Balance at January 31, 2011	85,000,000	$6,933	21,899,083	$—	$326	$1,914	$—	$9,173
Issuance of common stock upon exercise of stock options	—	—	637,167	—	6	—	—	6
Issuance of common stock upon early exercise of stock options	—	—	83,957	—	—	—	—	—
Vesting of early exercised stock options	—	—		—	260	—	—	260
Stock-based compensation expense	—	—	—	—	434	—	—	434
Net income	—	—	—	—	—	4,230	—	4,230

Balance at January 31, 2012	85,000,000	$6,933	22,620,207	$—	$1,026	$6,144	$—	$14,103
Issuance of common stock upon exercise of stock options	—	—	1,481,017	—	136	—	—	136
Issuance of common stock upon early exercise of stock options	—	—	742,627	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	224	—	—	224
Stock-based compensation expense	—	—	—	—	715	—	—	715
Unrealized gain on investments	—	—	—	—	—	—	5	5
Net income	—	—	—	—	—	18,783	—	18,783

Balance at January 31, 2013	85,000,000	$6,933	24,843,851	$—	$2,101	$24,927	$5	$33,966
Issuance of common stock upon exercise of stock options (unaudited)	—	—	2,511,423	—	377	—	—	377
Issuance of common stock upon early exercise of stock options (unaudited)	—	—	177,166	—	—	—	—	—
Vesting of early exercised stock options (unaudited)	—	—	—	—	248	—	—	248
Stock-based compensation expense (unaudited)	—	—	—	—	1,968	—	—	1,968
Unrealized (loss) on investments (unaudited)	—	—	—	—	—	—	(2)	(2)
Net income (unaudited)	—	—	—	—	—	10,843	—	10,843

Balance at July 31, 2013 (unaudited)	85,000,000	$6,933	27,532,440	$—	$4,694	$35,770	$3	$47,400

See Notes to Consolidated Financial Statements.

VEEVA SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(Unaudited)
Cash flows from operating activities
Net income	$3,909	$4,230	$18,783	$7,350	$10,843
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	219	407	789	362	778
Amortization of premiums on short-term investments	—	—	101	—	178
Stock-based compensation	169	434	715	309	1,950
Deferred income taxes	(619)	530	(639)	(255)	(173)
Bad debt expense	—	300	540	222	282
Changes in operating assets and liabilities:
Accounts receivable	(5,468)	(12,838)	(17,067)	(1,653)	(435)
Income taxes	(64)	(988)	5,124	838	(3,983)
Other current and non-current assets	(90)	(296)	(593)	92	(893)
Accounts payable	430	416	1,747	(156)	(2,103)
Accrued expenses	579	4,784	(4)	822	4,139
Deferred revenue	5,403	7,511	20,860	6,607	9,353
Long-term liabilities	435	246	443	(442)	325

Net cash provided by operating activities	4,903	4,736	30,799	14,096	20,261
Cash flows from investing activities
Purchases of short-term investments	—	—	(14,372)	—	(2,771)
Maturities and sales of investments	—	—	—	—	2,600
Purchases of property and equipment	(426)	(650)	(964)	(454)	(1,101)
Acquisitions, net of cash acquired	—	—	—	—	(12,149)
Payments for capitalized internal-use software	(156)	(543)	(590)	(333)	(293)
Proceeds from (issuance of) note receivable—related party	—	(250)	(3)	(2)	253
Payments for restricted cash and deposits	(75)	(240)	(435)	(295)	3

Net cash used in investing activities	(657)	(1,683)	(16,364)	(1,084)	(13,458)
Cash flows from financing activities
Proceeds from early exercise of common stock options	808	43	439	226	67
Proceeds from exercise of common stock options	79	6	136	41	377
Payments of initial public offering costs	—	—	—	—	(529)

Net cash provided by (used in) financing activities	887	49	575	267	(85)

Net change in cash and cash equivalents	5,133	3,102	15,010	13,279	6,718
Cash and cash equivalents at beginning of year	8,645	13,778	16,880	16,880	31,890

Cash and cash equivalents at end of year	$13,778	$16,880	$31,890	$30,159	$38,608

Supplemental disclosures of other cash flow information
Cash paid for income taxes	$1,663	$2,636	$5,659	$3,389	$9,986

Non-cash investing and financing activities:
Property and equipment included in accounts payable and accrued expenses	$—	$—	$80	$79	$26

Vesting of early exercised stock options	$—	$260	$224	$124	$248

See Notes to Consolidated Financial Statements.

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Description of Business

Veeva is a leading global provider of industry-specific, cloud-based software solutions for the life sciences industry. Our solutions enable pharmaceutical and other life sciences companies to realize the benefits of modern cloud-based architectures and mobile applications for their most critical business functions, without compromising industry-specific functionality or regulatory compliance. Our customer relationship management solutions enable our customers to increase the productivity and compliance of their sales and marketing functions. Our regulated content management and collaboration solutions enable our customers to more efficiently manage a range of highly regulated, content-centric processes across the enterprise.

Note 2.    Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The consolidated financial statements include accounts of our wholly owned subsidiaries after elimination of intercompany accounts and transactions.

Fiscal Year End

Our fiscal year end is January 31. References to fiscal 2013, for example, refer to our fiscal year ending January 31, 2013.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the consolidated financial statements and the notes thereto. Significant items subject to such estimates and assumptions include:

•	the best estimate of selling price of the deliverables included in multiple-deliverable revenue arrangements;

•	the realizability of deferred income tax assets;

•	the fair value of our common stock and stock-based awards; and

•	the capitalization and estimated useful life of internal-use software development costs.

As future events cannot be determined with precision, actual results could differ significantly from those estimates.

Unaudited Consolidated Interim Financial Information

The consolidated balance sheet as of July 31, 2013, the consolidated statements of comprehensive income and cash flows for the six months ended July 31, 2012 and 2013 and the consolidated statement of stockholders’ equity for the six months ended July 31, 2013 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our financial position as of July 31, 2013 and the consolidated results of our comprehensive income and our cash flows for the six months ended July 31, 2012 and 2013. The financial data and other information disclosed in these notes to the consolidated financial statements related to the six months ended July 31, 2012 and 2013 are unaudited. The results of the six months ended July 31, 2013 are not necessarily indicative of the results to be expected for the year ending January 31, 2014.

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Unaudited Pro Forma Stockholders’ Equity and Net Income per Share Attributable to Common Stockholders

Upon the effectiveness of a qualified initial public offering, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock. The July 31, 2013 unaudited pro forma stockholders’ equity data has been prepared assuming the conversion of the convertible preferred stock outstanding into 85,000,000 shares of common stock. Unaudited pro forma net income per share attributable to common stockholders for the year ended January 31, 2013 and the six months ended July 31, 2013 has been computed to give effect to the automatic conversion of the convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

Revision of Previously Issued Financial Statements

During fiscal 2013, we determined that, in fiscal 2011 and 2012, we erroneously recorded certain items to the consolidated balance sheets, statements of comprehensive income and cash flows. We assessed the materiality of these errors on the prior period financial statements in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 99 (SAB 99) and concluded that the errors were not material to the previously issued financial statements taken as a whole.

Revisions to the consolidated balance sheet for the year ended January 31, 2012 consisted of a reclassification of accrued expenses of $0.7 million to other long-term liabilities.

Revisions to the consolidated statements of cash flows consisted of a reclassification from cash flows provided by operating activities to cash flows used in investing activities. These consisted of proceeds from issuance of note receivable—related party and payments for restricted cash and deposits totaling $75,000 and $0.5 million in fiscal 2011 and 2012, respectively.

Revisions to the consolidated statement of comprehensive income were for allocation of overhead expenses to the functional expense categories for the year ended January 31, 2012. We have revised our prior year statement of comprehensive income to correct the effects of those immaterial errors as follows (in thousands):

	Fiscal Year Ended January 31,
	2011	2011	2012	2012
	As Reported	As Revised	As Reported	As Revised
Cost of subscription services	$5,118	$5,236	$8,372	$8,768
Cost of professional services and other	7,081	7,081	21,537	20,288
Research and development	3,993	3,637	8,061	7,750
Sales and marketing	5,571	5,571	12,279	12,279
General and administrative	2,275	2,513	4,375	5,539

Segment Information

We define the term “chief operating decision maker” to be our Chief Executive Officer. Our Chief Executive Officer reviews the financial information presented on a consolidated basis for purposes of allocating resources and evaluating our financial performance. Accordingly, we have determined that we operate in a single reportable operating segment.

Revenue Recognition

We derive our revenues from two sources: (i) subscription services revenues, which are comprised of subscription fees from customers accessing our enterprise cloud computing solutions, and (ii) related professional services and other revenues. Professional services and other revenues generally include consulting and training. We commence revenue recognition when all of the following conditions are satisfied:

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

•	there is persuasive evidence of an arrangement;

•	the service has been or is being provided to the customer;

•	the collection of the fees is reasonably assured; and

•	the amount of fees to be paid by the customer is fixed or determinable.

Our subscription services arrangements are generally non-cancelable and do not provide for refunds to customers in the event of cancellations. We record revenues net of any sales or excise taxes.

Subscription Services Revenues

Subscription services revenues are recognized ratably over the order term beginning when the solution has been provisioned to the customer. Our subscription arrangements are considered service contracts, and the customer does not have the right to take possession of the software.

Professional Services and Other Revenues

The majority of our professional services arrangements are recognized on a time and material basis. Professional services revenues recognized on a time and material basis are measured monthly based on time incurred and contractually agreed upon rates. Certain professional services revenues are based on fixed fee arrangements and revenues are recognized based on progress against output measures, such as substantive milestones. Training revenues are recognized as the services are performed.

Multiple Element Arrangements

We apply the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2009-13, Multiple—Deliverable Revenue Arrangements, to allocate revenues based on relative best estimated selling price to each unit of accounting in multiple element arrangements, which generally include subscriptions and professional services. Best estimated selling price of each unit of accounting included in a multiple element arrangement is based upon management’s estimate of the selling price of deliverables when vendor specific objective evidence or third-party evidence of selling price is not available.

Our multiple element arrangements contain non-software deliverables such as our subscription offerings and professional services. For these arrangements we must: (i) determine whether each deliverable has stand-alone value; (ii) determine the estimated selling price of each element using the selling price hierarchy of vendor-specific objective evidence (VSOE) of fair value, third party evidence (TPE) or best estimated selling price (BESP), as applicable; and (iii) allocate the total price among the various deliverables based on the relative selling price method.

In determining whether professional services and other revenues have stand-alone value, we consider the following factors for each consulting agreement: availability of the consulting services from other vendors, the nature of the consulting services and whether the professional services are required in order for the customer to use the subscription services.

Deferred Revenue

Deferred revenue includes amounts billed to customers for which the revenue recognition criteria have not been met. The majority of deferred revenue primarily consists of billings or payments received in advance of revenue recognition from our subscription services described above and is recognized as the revenue recognition

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

criteria are met. We generally invoice our customers in annual, quarterly or monthly installments for the subscription services, which are typically one year or less. Accordingly, the deferred revenue balance does not generally represent the total contract value of a subscription arrangement. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue.

Certain Risks and Concentrations of Credit Risk

Our revenues are derived from subscription and professional services delivered to the pharmaceutical and life sciences industry. We operate in markets that are highly competitive and rapidly changing. Significant technological changes, shifting customer needs, the emergence of competitive products or services with new capabilities and other factors could negatively impact our operating results.

Our financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. We primarily maintain cash at one financial institution, for which our deposits exceed federally insured limits.

We do not require collateral from our customers and generally require payment within 30 to 60 days of billing. We periodically evaluate the collectibility of our accounts receivable and provide an allowance for doubtful accounts as necessary, based on historical experience. Historically, such losses have not been material.

The following customers individually exceeded 10% of total accounts receivable as of the dates shown:

	January 31, 2012	January 31, 2013	July 31, 2013
			(Unaudited)
Customer 1	*	15%	*
Customer 2	15%	10	12%
Customer 3	18	10	10
Customer 4	*	*	*
Customer 5	*	*	17
Customer 6	*	*	12

*	Does not exceed 10%.

The following customers individually exceeded 10% of total revenues for the periods shown:

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(Unaudited)
Customer 1	*	*	*	*	*
Customer 2	*	12%	12%	13%	*
Customer 3	10%	*	11	10	11%
Customer 4	33	16	*	*	*
Customer 5	*	*	*	*	*
Customer 6	*	*	*	*	*

*	Does not exceed 10%.

Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of January 31, 2013 and 2012, our cash equivalents consisted of money market funds totaling $7.6 million and $12.2 million, respectively, the fair value of which approximates our carrying value.

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

We classify certain restricted cash balances within other long-term assets on the accompanying balance sheets based upon the term of the remaining restrictions.

Short-term Investments

We classify short-term investments as available-for-sale at the time of purchase and reevaluate such classification as of each balance sheet date. All short-term investments are recorded at estimated fair value. Unrealized gains and losses for available-for-sale securities are included in accumulated other comprehensive income, a component of stockholders’ equity. We evaluate our investments to assess whether those with unrealized loss positions are other than temporarily impaired. We consider impairments to be other than temporary if they are related to deterioration in credit risk or if it is likely we will sell the securities before the recovery of their cost basis. Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and are reported in other income (expense), net, in the consolidated statements of comprehensive income.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. We establish an allowance for doubtful accounts for estimated losses expected in our accounts receivable portfolio. In establishing the required allowance, we use the specific-identification method, and management considers historical losses adjusted to take into account current market conditions and the customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. We review our allowance for doubtful accounts periodically. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Activity related to our allowance for doubtful accounts was as follows (in thousands):

Balance, January 31, 2011	$—
Charges to costs and expenses	300
Write-offs	—

Balance, January 31, 2012	300
Charges to costs and expenses	317
Write-offs	(312)

Balance, January 31, 2013	305
Charges to costs and expenses (unaudited)	282
Write-offs (unaudited)	(25)

Balance, July 31, 2013 (unaudited)	$562

Property and Equipment

Property and equipment are stated at cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of equipment, computers, and furniture and fixtures range from three to five years. Leasehold improvements are depreciated over the shorter of the estimated useful life of the leasehold improvements or the lease term. Repairs and maintenance are charged to operations as incurred.

Internal-Use Software

We capitalize certain costs incurred for the development of computer software for internal use. These costs generally relate to the development of our customer relationship and content management solutions. We capitalize these costs during the development of the project, when it is determined that it is probable that the

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

project will be completed, and the software will be used as intended. Costs related to preliminary project activities, post-implementation activities, training and maintenance are expensed as incurred. Internal-use software is amortized on a straight-line basis over our estimated useful life, generally three years, and the amortization expense is recorded as a component of cost of subscription services. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in connection with business combinations accounted for using the purchase method of accounting. Goodwill is not amortized, but instead goodwill is required to be tested for impairment annually and under certain circumstances. We perform such testing of goodwill in the fourth quarter of each year, or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

If we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we then conduct a two-step test for impairment of goodwill. The first step of the test for goodwill impairment compares the fair value of the applicable reporting unit with its carrying value. If the fair value of a reporting unit is less than the reporting unit’s carrying value, we will perform the second step of the test for impairment of goodwill. During the second step of the test for impairment of goodwill, we will compare the implied fair value of the reporting unit’s goodwill with the carrying value of that goodwill. If the carrying value of the goodwill exceeds the calculated implied fair value, the excess amount will be recognized as an impairment loss. We have one reporting unit and evaluate goodwill for impairment at the entity level.

Intangible assets, consisting primarily of data update technology, database, customer relationships and software, are stated at cost less accumulated amortization. All other intangible assets have been determined to have definite lives and are amortized on a straight-line basis over their estimated remaining economic lives, ranging from 2.8 and 5.8 years. Amortization expense related to developed technology is included in cost of professional services and other revenue. Amortization expense related to customer relationships is included in sales and marketing expense.

Long-Lived Assets

Long-lived assets, such as property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. There were no impairment charges recognized during fiscal 2011, 2012 and 2013 and the six months ended July 31, 2013 (unaudited).

Business Combinations

We use our best estimates and assumptions to accurately assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. Our estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. In addition, uncertain tax positions and tax-related valuation allowances are initially established in connection with a business combination as of the acquisition date. We continue to collect

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

information and reevaluate these estimates and assumptions quarterly and record any adjustments to our preliminary estimates to goodwill provided that we are within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of comprehensive income.

Stock-based Compensation

We recognize stock-based compensation expense based on the estimate of fair value of the stock-based award at the grant date. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model and a single option award approach. This model requires that at the date of grant we determine the fair value of the underlying common stock, the expected term of the award, the expected volatility of the price of our common stock, risk-free interest rates, and expected dividend yield of our common stock. The stock-based compensation expense, net of estimated forfeitures, is recognized using a straight-line basis over the requisite service periods of the awards, which is generally four to five years. We estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our actual historical forfeitures.

Net Income per Share Attributable to Common Stockholders

Basic and diluted net income per share of common stock is presented in conformity with the two-class method required for participating securities. Holders of our Series A and Series B convertible preferred stock are each entitled to receive noncumulative dividends out of any funds legally available, when and if declared by our board of directors, payable prior and in preference to any dividends on any shares of our common stock. Holders of our Series A and Series B convertible preferred stock do not have a contractual obligation to share in our losses.

We consider convertible preferred stock to be participating securities. Additionally, we consider unvested shares issued upon the early exercise of options to be participating securities as the holders of these shares have a non-forfeitable right to dividends.

Under the two-class method, net income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income, less (i) current period convertible preferred stock non-cumulative dividends and (ii) earnings attributable to participating securities.

Basic net income per share of common stock is computed by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. All participating securities are excluded from the basic weighted-average shares of common stock outstanding. Unvested shares of common stock resulting from the early exercises of stock options are excluded from the calculation of the weighted average shares of common stock until they vest as they are subject to repurchase until they are vested.

Diluted net income per share attributable to common stockholders is computed by dividing net income attributable to common stockholders by the weighted number of shares outstanding, including potentially dilutive shares of common stock assuming the dilutive effect of potential shares of common stock for the period determined using the treasury stock method. For purposes of this calculation, convertible preferred stock, unvested shares of common stock resulting from the early exercises of stock options and options to purchase common stock are considered to be potentially dilutive shares of common stock. Our Series A and Series B convertible preferred stock have been excluded from the calculation as their effect is anti-dilutive for all periods presented as compared to the impact of using the two-class method.

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Cost of Revenues

Cost of subscription services and professional services and other revenues are expensed as incurred. Cost of subscription services revenues primarily consists of fees for our use of the Salesforce Platform, as well as other expenses such as data center operational costs, and personnel related costs related to the our cloud infrastructure.

Cost of professional services and other revenues primarily consists of personnel related costs, and third-party sub-contractor costs associated with providing of professional services.

Sales Commissions

Sales commissions paid for subscriptions are recorded as a component of sales and marketing expenses when earned. Commissions are typically earned upon booking of a customer contract. Sales commission expense was $1.8 million, $4.3 million and $6.6 million for the years ended January 31, 2011, 2012 and 2013, respectively, and $2.4 million and $5.1 million for the six months ended July 31, 2012 and 2013 (unaudited), respectively.

Foreign Currency Translation

The U.S. dollar is the reporting currency for all periods presented. All of our subsidiaries use the U.S. dollar as their functional currency. Accordingly, assets and liabilities of these subsidiaries are remeasured using exchange rates in effect at the end of the period, except for nonmonetary assets, such as property, plant, and equipment, which are remeasured using historical exchange rates. Revenues and costs are remeasured using average exchange rates for the period, except for costs related to those balance sheet items that are remeasured using historical exchange rates. The resulting gains and losses are included in other income (expense), net on the consolidated statements of comprehensive income as incurred. We recognized net foreign currency gain (loss) of $21,000, $(0.2) million and $(1.1) million for the fiscal years ended January 31, 2011, 2012 and 2013, respectively, and $0.4 million and $(0.6) million for the six months ended July 31, 2012 and 2013 (unaudited), respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

We establish liabilities or reduce assets for uncertain tax positions when we believe certain tax positions are not more likely than not of being sustained if challenged. Reevaluation of tax positions considers factors such as changes in facts or circumstances, changes in or interpretations of tax law, effectively settled issues under audit or expiration of statute of limitation, and new audit activity.

We recognize interest accrued and penalties related to unrecognized tax benefits in our income tax expense.

Other Comprehensive Income

In December 2011, the FASB amended the accounting standards to increase the prominence of other comprehensive income (OCI) by requiring the components of OCI to be presented either in a single continuous

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

statement of comprehensive income or in two consecutive statements. We adopted the amended accounting standards at the beginning of fiscal 2013 by electing to present a single continuous statement of comprehensive income. The amended accounting standards only impact the financial statement presentation of OCI and do not change the components that are recognized in net income or OCI. The adoption had no impact on our financial position or results of operations.

Other comprehensive income is reported as a component of stockholders’ equity and include unrealized gains and losses on marketable securities that are available-for-sale. During fiscal 2011 and 2012, there were no differences between net income and comprehensive income.

Note 3.    Acquisition of AdvantageMS (unaudited)

On June 20, 2013, we completed our acquisition of Advantage Management Solutions, Inc. (AdvantageMS), a privately held supplier of healthcare provider data and related software and services. We expect this acquisition to support our Veeva Network solution through the addition of a database of healthcare professionals, healthcare organizations and other supplemental data. Total closing consideration for the purchase was $10.5 million in cash. Approximately 15% of the closing consideration has been placed into escrow to be held for 18 months following the close as security for losses incurred by us in the event of certain breaches of representations and warranties by AdvantageMS. Additionally, we paid approximately $1.9 million in cash as part of a net working capital adjustment. There are no contingent cash payments related to this transaction. As of July 31, 2013, we had incurred $0.2 million in acquisition-related transaction costs. The assets, liabilities and operating results of AdvantageMS have been reflected in our consolidated financial statements from the date of acquisition and have not been material.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the acquisition date. The primary areas of those preliminary estimates that are not yet finalized relate to income and non-income based taxes (in thousands):

Purchase Price	June 20, 2013
Cash	$12,363

Allocation of purchase price	June 20, 2013
Cash	$408
Accounts receivable	1,636
Intangible assets	7,380
Deferred tax asset	1,593
Other current and non-current assets	218
Deferred tax liability	(3,367)
Other current and non-current liabilities	(214)
Goodwill	4,709

Total purchase price	$12,363

We did not record any in-process research and development in connection with the acquisition.

Intangible assets are being amortized on a straight-line basis over an estimated useful life ranging from three to six years. Goodwill of $4.7 million represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets and represents the future economic benefits of the data technology contributions in support of our Veeva Network solution. Goodwill is not deductible for U.S. tax purposes.

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Each component of identifiable intangible assets acquired in connection with the above acquisition as of July 31, 2013 were as follows (dollar amounts in thousands):

	Estimated Fair Value	Accumulated Amortization	Net Carrying Amount	Remaining Useful Life (in years)
Data update technology	$3,680	$84	$3,596	4.8
Database	2,570	73	2,497	3.8
Customer relationships	1,020	19	1,001	5.8
Software	110	4	106	2.8

	$7,380	$180	$7,200

Also included in intangible assets on the consolidated balance sheet is $0.2 million of technology acquired on April 25, 2013. The carrying value of these acquired intangibles as of July 31, 2013 was $0.2 million.

As of July 31, 2013, the expected remaining future amortization expense for purchased intangible assets for each of our fiscal years ending is as follows (in thousands):

Fiscal year ending January 31,
2014	$825
2015	1,650
2016	1,650
2017	1,579
2018	1,154
2019 and beyond	519

$7,377

Pro forma results of operations have not been presented because the effect of this acquisition was not material to the consolidated financial statements.

Note 4.    Short-Term Investments

We purchase commercial paper, corporate notes and bonds and certificates of deposits which are recorded as short-term investments. We did not have any short-term investments as of January 31, 2012. The following is a summary of our short-term investments as of January 31, 2013 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale securities:
Commercial paper	$2,097	$—	$—	$2,097
Corporate notes and bonds	11,474	7	(2)	11,479
Certificate of deposits	700	—	—	700

Total available-for-sale securities	$14,271	$7	$(2)	$14,276

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following is a summary of our short-term investments as of July 31, 2013 (unaudited) (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Unaudited)
Available-for-sale securities:
Commercial paper	$700	$—	$—	$700
Corporate notes and bonds	12,864	6	(3)	12,867
Certificate of deposits	700	—	—	700

Total available-for-sale securities	$14,264	$6	$(3)	$14,267

The following table summarizes the estimated fair value of our short-term investments, designated as available-for-sale and classified by the contractual maturity date of the securities as of the dates shown (in thousands):

	January 31, 2013	July 31, 2013
		(Unaudited)
Due in one year	$9,829	$13,067
Due in greater than one year	4,447	1,200

Total	$14,276	$14,267

We have certain available-for-sale securities in a gross unrealized loss position, all of which had been in such position for less than twelve months. We review our debt securities classified as short-term investments on a regular basis to evaluate whether or not any security has experienced an other-than-temporary decline in fair value. We consider factors such as the length of time and extent to which the market value has been less than the cost, the financial condition and near-term prospects of the issuer and our intent to sell, or whether it is more likely than not we will be required to sell the investment before recovery of the investment’s amortized-cost basis. If we determine that an other-than-temporary decline exists in one of these securities, the respective investment would be written down to fair value. For debt securities, the portion of the write-down related to credit loss would be recognized to other income, net in our consolidated statements of comprehensive income. Any portion not related to credit loss would be included in accumulated other comprehensive income, there were no impairments considered other-than-temporary as of January 31, 2013 and July 31, 2013 (unaudited).

The following table shows the fair values and the gross unrealized losses of these available-for-sale securities aggregated by investment category as of January 31, 2013 (in thousands):

	Fair Value	Gross Unrealized Losses
Corporate notes and bonds	$3,570	$(2)

The following table shows the fair values and the gross unrealized losses of these available-for-sale securities aggregated by investment category as of July 31, 2013 (unaudited) (in thousands):

	Fair Value	Gross Unrealized Losses
Corporate notes and bonds	$5,480	$(3)

Realized gains and losses are determined based on the specific identification method and are reported in other income (expense), net in the consolidated statements of comprehensive income.

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 5.    Property and Equipment

Property and equipment, net, consists of the following as of the dates shown (in thousands):

	January 31, 2012	January 31, 2013	July 31, 2013
			(Unaudited)
Equipment and computers	$897	$1,497	$1,617
Furniture and fixtures	342	587	898
Leasehold improvements	—	199	734

Total	1,239	2,283	3,249
Less accumulated depreciation	(415)	(904)	(1,103)

Total property and equipment, net	$824	$1,379	$2,146

Total depreciation expense was $0.1 million, $0.3 million and $0.5 million for the years ended January 31, 2011, 2012 and 2013, respectively, and $0.2 million and $0.4 million for the six months ended July 31, 2012 and 2013 (unaudited), respectively.

Note 6.    Capitalized Internal-Use Software

Capitalized internal-use software, net, consisted of the following as of the dates shown (in thousands):

	January 31, 2012	January 31, 2013	July 31, 2013
			(Unaudited)
Capitalized internal-use software development costs	$1,036	$1,626	$1,937
Less accumulated amortization	(446)	(746)	(967)

Capitalized internal-use software development costs, net	$590	$880	$970

During fiscal 2012, 2013 and the six months ended July 31, 2013 (unaudited), we capitalized $0.5 million, $0.6 million and $0.3 million, respectively, for internal-use software development costs. We did not capitalize any internal-use software during the six months ended July 31, 2012 (unaudited).

Capitalized internal-use software amortization expense totaled $0.1 million, $0.2 million and $0.3 million for the years ended January 31, 2011, 2012 and 2013, respectively, and $0.1 million and $0.2 million for the six months ended July 31, 2012 and 2013 (unaudited), respectively.

Note 7.    Accrued Expenses

Accrued expenses consisted of the following as of the dates shown (in thousands):

	January 31, 2012	January 31, 2013	July 31, 2013
			(Unaudited)
Accrued salesforce.com fees	$1,627	$1,596	$2,133
Early exercise of stock options	599	814	633
Accrued commissions	561	773	963
Accrued bonus	565	1,035	1,035
Accrued payroll	1,955	1,697	2,412
Other accrued expenses	1,463	1,066	4,267

Total	$6,770	$6,981	$11,443

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 8.    Fair Value Measurements

We apply the provisions of FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The carrying amounts of accounts receivable, prepaid expenses and other current assets, accounts payable and accrued liabilities approximate fair value due to their short-term nature.

Financial assets and financial liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1—Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial assets and financial liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and considers factors specific to the asset or liability.

Our financial assets are measured at fair value on a recurring basis. As of January 31, 2012, our financial assets consisted only of money market funds totaling $12.2 million. The fair value of the money market funds was based on Level 1 inputs.

The following table presents the fair value hierarchy for financial assets measured at fair value on a recurring basis as of January 31, 2013 (in thousands):

	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$7,637	$—	$—	$7,637
Short-term investments:
Commercial paper	—	2,097	—	2,097
Corporate notes and bonds	—	11,479	—	11,479
Certificate of deposits	—	700	—	700

Total	$7,637	$14,276	$—	$21,913

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table presents the fair value hierarchy for financial assets measured at fair value on a recurring basis as of July 31, 2013 (unaudited) (in thousands):

	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$7,664	$—	$—	$7,664
Short-term investments:
Commercial paper	—	700	—	700
Corporate notes and bonds	—	12,867	—	12,867
Certificate of deposits	—	700	—	700

Total	$7,664	$14,267	$—	$21,931

We determine the fair value of our security holdings based on pricing from our pricing vendors. The valuation techniques used to measure the fair value of financial instruments having Level 2 inputs were derived from non-binding consensus prices that are corroborated by observable market data, quoted market prices for similar instruments, or pricing models such as discounted cash flow techniques using market prices from a variety of industry-standard independent data providers. Such market prices may be quoted prices in active markets for identical assets (Level 1 inputs) or pricing determined using inputs other than quoted prices that are observable either directly or indirectly (Level 2 inputs). We perform procedures to ensure that appropriate fair values are recorded such as comparing prices obtained from other sources.

Note 9.    Income Taxes

The components of income before income taxes by U.S. and foreign jurisdictions were as follows for the periods shown (in thousands):

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(Unaudited)
United States	$5,170	$6,513	$27,332	$10,775	$15,725
Foreign	94	140	1,761	701	1,722

Total	$5,264	$6,653	$29,093	$11,476	$17,447

The majority of our revenues from international sales are invoiced from and collected by our U.S. entity and recognized as a component of income before taxes in the United States as opposed to a foreign jurisdiction.

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Provision for income taxes for our fiscal years ended January 31, 2011, 2012 and 2013 and the six months ended July 31, 2012 and 2013 (unaudited) consisted of the following (in thousands):

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(Unaudited)
Current Provision:
Federal	$1,300	$1,603	$9,211	$3,665	$5,851
State	646	124	1,138	454	453
Foreign	28	165	600	262	473

Total	1,974	1,892	10,949	4,381	6,777

Deferred Provision:
Federal	(361)	289	(616)	(246)	—
State	(258)	242	(23)	(9)	—
Foreign	—	—	—	—	(173)

Total	(619)	531	(639)	(255)	(173)

Provision for income taxes	$1,355	$2,423	$10,310	$4,126	$6,604

Provision for income taxes differed from the amount computed by applying the federal statutory income tax rate of 34%, 34%, 35%, 35% and 35% to income before income taxes for our fiscal years ended January 31, 2011, 2012 and 2013 and the six months ended July 31, 2012 and 2013 (unaudited), respectively, as a result of the following (in thousands):

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(Unaudited)
Federal tax at statutory rate	$1,800	$2,263	$10,182	$4,051	$6,106
State taxes	148	218	880	444	453
Nondeductable expenses	105	96	80	32	12
Research and development credit	(400)	(121)	(351)	(140)	(163)
Unrecognized tax benefit	349	—	—	—	14
Domestic manufacturing deduction	(28)	(131)	(699)	(278)	(451)
Stock-based compensation	—	—	231	92	798
Foreign rate differential	—	118	(50)	(20)	(130)
Valuation allowance	(614)	—	(52)	(21)	—
Others	(5)	(20)	89	(34)	(35)

Provision for income taxes	$1,355	$2,423	$10,310	$4,126	$6,604

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The tax effects of temporary differences that give rise to significant portions of our deferred tax assets and liabilities as of January 31, 2012 and 2013 related to the following (in thousands):

	January 31,
	2012	2013

Deferred tax assets:
Accruals and reserves	$421	$906
Net operating loss carryforward	187	—
State income taxes	65	395
Tax credit carryforward	94	203

Gross deferred tax assets	767	1,504
Valuation allowance	(256)	(204)

Total deferred tax assets	$511	$1,300

Deferred tax liabilities:
Fixed assets	$(192)	$(235)
Expensed software	(224)	(337)
Other	(6)	—

Total deferred tax liabilities	(422)	(572)

Net deferred tax assets	$89	$728

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. As a result, a valuation allowance was assessed as it is not more likely than not that we will recognize the future benefits on the net California deferred tax asset balances. We expect to generate sufficient California research and development credits in the future to offset our future tax liability arising from the use of the single sales factor.

As of January 31, 2013, we had $0.6 million of California research and development tax credits available to offset future taxes, which do not expire.

We evaluate tax positions for recognition using a more-likely than-not recognition threshold, and those tax positions eligible for recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon the effective settlement with a taxing authority that has full knowledge of all relevant information.

We classify unrecognized tax benefits that are not expected to result in payment or receipt of cash within one year as “other non-current liabilities” in the consolidated balance sheets. As of January 31, 2013, the total amount of gross unrecognized tax benefits was $1.2 million, of which $1.2 million, if recognized, would favorably impact our effective tax rate. The aggregate changes in our total gross amount of unrecognized tax benefits are summarized as follows for the periods shown (in thousands):

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(Unaudited)
Beginning balance	$267	$410	$644	$644	$1,220
Increases related to tax provisions taken during the current period	143	234	576	94	228

Ending balance	$410	$644	$1,220	$738	$1,448

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Our policy is to classify interest and penalties associated with unrecognized tax benefits as income tax expense. Interest and penalties were not significant during fiscal 2013.

We file tax returns in the United States for federal, California, and other states. The tax years from 2007 remain open to examination for both federal and California and 2008 for other states. We file foreign tax returns in United Kingdom and Spain beginning fiscal 2011 and Australia, China, France, Hungary and Japan beginning fiscal 2012.

As of January 31, 2013, we had not made any tax provision for U.S. federal and state income taxes and foreign withholding taxes on the approximately $2.1 million of undistributed cumulative earnings of foreign subsidiaries because those earnings are considered to be indefinitely reinvested in those operations. If we were to repatriate these earnings to the United States, we would be subject to approximately $0.4 million in U.S. income taxes, subject to an adjustment for foreign tax credits and foreign withholding taxes, based on the U.S. statutory rate of 35%.

Note 10.    Stockholders’ Equity

Common Stock

As of January 31, 2012 and 2013 and July 31, 2013 (unaudited), we had 22,620,207, 24,843,851 and 27,532,440 shares of common stock outstanding, respectively, of which 4,377,816, 3,369,972 and 2,616,666 shares were unvested, respectively, resulting from employees exercising stock options prior to vesting.

Holders of common stock are entitled to one vote per share, to receive dividends upon liquidation or dissolution, and are entitled to receive all assets available for distribution to common stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the preferred stock with respect to dividend rights and rights upon our liquidation, winding up and dissolution.

Early Exercise of Options

We historically have allowed for the early exercise of options granted under the 2007 Stock Plan (2007 Plan) prior to vesting. The 2007 Plan allows for exercise by means of cash payment, promissory note, surrender of already outstanding common stock, a same day broker assisted sale or through any other form or method consistent with applicable laws, regulations and rules. Historically, all exercises have been through cash payment. The unvested shares are subject to our repurchase right at the original purchase price. The proceeds initially are recorded as an accrued liability from the early exercise of stock options (see Note 7, Accrued Expenses), and reclassified to common stock as our repurchase right lapses. At January 31, 2012 and 2013 and July 31, 2013 (unaudited), there were unvested shares in the amount of 4,377,816, 3,369,972 and 2,616,666, respectively, which were subject to repurchase at an aggregate price of approximately $0.6 million, $0.8 million and $0.6 million, respectively.

These repurchase terms are considered to be a forfeiture provision and do not result in variable accounting. The restricted shares issued upon early exercise of stock options are legally issued and outstanding. However, these restricted shares are only deemed outstanding for basic earnings per share computation purposes upon the respective repurchase rights lapsing. We treat cash received from employees for the exercise of unvested options as a refundable deposit shown as a liability in our consolidated balance sheets. During fiscal 2012 and 2013 and the six months ended July 31, 2013 (unaudited), we recorded cash received for early exercise of options of $43,000, $0.4 million and $0.1 million, respectively, in accrued expenses. Amounts from accrued expenses are reclassified to common stock and additional paid-in capital as the shares vest.

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Convertible Preferred Stock

As of January 31, 2012 and 2013 and July 31, 2013 (unaudited), convertible preferred stock consisted of the following:

	Authorized shares	Shares outstanding	Original issue price	Liquidation preference value
Series A	60,000,000	60,000,000	$0.05	$3,000,000
Series B	26,562,500	25,000,000	0.16	4,000,000

Total	86,562,500	85,000,000		$7,000,000

The rights, preferences, privileges and restrictions for the Series A and B convertible preferred stock are as follows:

Dividend Rights

Holders of Series A and Series B convertible preferred stock shall be entitled to receive preferential dividends payable on the preference shares, when, as and if declared by the board of directors, at an annual rate equal to $0.004 and $0.0128 per annum on each outstanding Series A and Series B convertible preferred stock, respectively. Dividends are noncumulative. To date, no dividends have been declared or paid by us.

Conversion Rights

Each share of preferred stock shall be convertible into common stock on a one-for-one basis, subject to adjustment for antidilution and other factors.

Automatic conversion of the Series A and Series B convertible preferred stock shall occur on the earlier of (i) our sale of common stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, that results in gross aggregate proceeds in excess of $25.0 million or (ii) the date specified by written consent or agreement of the holders of at least 75% of the then-outstanding shares of preferred stock (voting together as a single class and not as separate series, and on an as-converted basis).

Liquidation Preference

In the event of any liquidation, either voluntary or involuntary, the holders of each Series A and Series B convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of the proceeds of such liquidation event to the holders of common stock by reason of their ownership thereof, an amount per share equal to the sum of the applicable original issue price for such series of preferred stock, plus declared but unpaid dividends on such share. If the assets available for distribution to holders of the preferred stock are not sufficient, the available assets shall be distributed to holders of the preferred stock ratably based on the number of shares held.

Voting Rights

The holder of each share of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock.

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 11.    Stock–based Compensation

In 2007, we adopted our 2007 Plan pursuant to which our board of directors may grant stock options or nonvested shares to officers and employees. The 2007 Plan authorized grants to purchase up to 30,000,000 shares of authorized but unissued common stock.

In 2012, we adopted an equity incentive plan (the 2012 Plan) pursuant to which our board of directors may grant stock options or nonvested shares to officers and employees. As adopted, the 2012 Plan authorized grants to purchase up to 3,268,746 shares of authorized but unissued common stock plus 3,250,565 shares that were remaining and available for issuance under the 2007 Plan plus any shares subject awards under the 2007 Plan that are cancelled or forfeited. On February 1, 2013, 5,492,193 shares of authorized but unissued common stock were automatically added to the 2012 Plan’s share reserve. Additionally, in March 2013, we amended the 2012 Plan to add an additional 7,000,000 shares of authorized but unissued common stock to the share reserve.

Stock options under both of these plans can be granted with an exercise price equal to or greater than the stock’s fair value at the date of grant. All stock-based awards have a 10-year contractual term and generally vest and become fully exercisable after four to five years of service from the date of grant unless the employee chooses to use the early exercise option. The early exercise option allows employees to exercise stock options prior to the vesting date.

At January 31, 2012 and 2013 and July 31, 2013 (unaudited), there were 5,668,231, 4,996,145 and 2,822,956 shares remaining available for us to grant under the 2007 Plan and 2012 Plan, respectively.

We use the simplified method of calculating expected term, due to insufficient historical exercise data available to us. Since our shares are not publicly traded and our shares have not been traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the stock option is based on the U.S. Treasury yield curve at the date of grant. The assumptions used for the periods presented were as follows:

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(Unaudited)
Volatility	70%	57% – 65%	42% – 55%	42 – 55%	42 – 50%
Expected life (in years)	6.08 – 6.32	6.32	6.32	6.32	6.32 – 8.23
Risk-free interest rate	1.99% – 2.78%	1.18% – 2.72%	0.83% – 1.15%	0.85% – 1.15%	1.03% – 1.69%
Dividend yield	0%	0%	0%	0%	0%
Fair value of common stock	$0.13 – $0.28	$0.44 – $0.52	$1.11 – $1.96	$1.11 – $1.54	$3.92 – $7.55

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

A summary of stock option activity for fiscal 2011, 2012 and 2013 and the six months ended July 31, 2013 (unaudited) is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 31, 2011	8,089,250	$0.13	8.3
Granted	4,755,000	0.46
Repurchased	14,063	0.08
Exercised	(721,124)	0.07		$287,864
Forfeited	(411,564)	0.38

Outstanding at January 31, 2012	11,725,625	$0.25	8.2
Granted	4,367,500	1.51
Exercised	(2,237,707)	0.26		2,544,332
Forfeited	(426,668)	0.82

Outstanding at January 31, 2013	13,428,750	$0.64	8.0
Granted (unaudited)	15,128,499	4.18
Exercised (unaudited)	(2,688,589)	0.16		10,987,916
Forfeited (unaudited)	(463,117)	1.51

Outstanding at July 31, 2013 (unaudited)	25,405,543	$2.78	8.9

Vested and exercisable at January 31, 2013	5,393,575	$0.20	6.6

Vested and exercisable at January 31, 2013 and expected to vest thereafter	13,383,853	$0.65	7.9

Vested and exercisable at July 31, 2013 (unaudited)	4,094,906	$0.35	6.9

Vested and exercisable at July 31, 2013 and expected to vest thereafter (unaudited)	23,246,957	$2.70	8.8

The weighted average grant-date fair value of options granted during fiscal 2011, 2012 and 2013 and the six months ended July 31, 2012 and 2013 (unaudited) was $0.11, $0.28, $0.71, $0.59 and $1.93, respectively, per share. As of January 31, 2013 and July 31, 2013 (unaudited), there was $3.9 million and $27.7 million, respectively, in unrecognized compensation cost, net of estimated forfeitures, related to unvested stock options granted under the 2007 Plan and 2012 Plan. That cost is expected to be recognized over a weighted average period of 4.0 years and 5.5 years, respectively.

As of July 31, 2013, we had authorized and unissued shares of common stock to satisfy exercises of stock options.

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 12.    Net Income and Pro Forma Net Income per Share Attributable to Common Stockholders

The following table sets forth the computation of our basic and diluted net income per share attributable to common stockholders for the periods shown (in thousands, except per share data):

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(Unaudited)
Net income	$3,909	$4,230	$18,783	$7,350	$10,843
Noncumulative dividends on convertible preferred stock	(560)	(560)	(560)	(280)	(280)
Undistributed earnings allocated to participating securities	(2,921)	(3,071)	(14,743)	(5,801)	(8,341)

Net income attributable to common stockholders	$428	$599	$3,480	$1,269	$2,222

Shares used in computing net income per share attributable to common stockholders, basic	13,156	17,655	20,887	19,380	23,440
Potentially dilutive securities	6,998	7,121	9,712	9,176	12,393

Shares used in computing net income per share attributable to common stockholders, diluted	20,154	24,776	30,599	28,556	35,833

Net income per share attributable to common stockholders:
Basic	$0.03	$0.03	$0.17	$0.07	$0.09

Diluted	$0.02	$0.02	$0.11	$0.04	$0.06

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net income per share attributable to common stockholders for the periods shown because including them would have been anti-dilutive as compared to the impact of using the two-class method (in thousands):

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(Unaudited)
Convertible preferred stock	85,000	85,000	85,000	85,000	85,000

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table sets forth the computation of our unaudited pro forma basic and diluted net income per share attributable to common stockholders for the periods shown (in thousands, except per share data):

	Fiscal Year Ended January 31, 2013	Six Months Ended July 31, 2013
Net income	$18,783	$10,843
Undistributed earnings allocated to participating securities	(603)	(292)

Net income used to compute pro forma net income per share attributable to common stockholders	$18,180	$10,551

Weighted average shares used in computing basic net income per share attributable to common stockholders	20,887	23,440
Pro forma adjustment to reflect assumed conversion of preferred stock to occur upon consummation of our expected initial public offering	85,000	85,000

Weighted average shares used to compute pro forma basic net income per share	105,887	108,440

Effect of potentially dilutive securities:
Employee stock options	9,712	12,393
Pro forma net income per share (unaudited)
Basic	$0.17	$0.10

Diluted	$0.16	$0.09

Note 13.    Commitments and Contingencies

Litigation

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

From time to time, we may be subject to various claims and lawsuits by customers, suppliers, competitors, or employees arising in the normal course of business.

Leases

We have several noncancelable operating leases, primarily for offices and servers. Rental payments include minimum rental fees.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rent expense for operating leases were $0.3 million, $1.0 million and $1.5 million, for the fiscal year ended January 31, 2011, 2012 and 2013, respectively, and $0.7 million and $1.2 million for the six months ended July 31, 2012 and 2013, respectively.

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of January 31, 2013 are as follows (in thousands):

Operating leases
Fiscal year ending January 31:
2014	$1,882
2015	1,536
2016	1,089
2017	724
2018	453
Thereafter	416

Total future minimum lease payments	$6,100

Warranties and Indemnification

Our subscription services are typically warranted to perform in accordance with our standard product descriptions. We offer service level commitments to our customers that provide for certain levels of system uptime. In the event that we fail to meet those committed service levels the customer may be entitled to receive a credit. To date, we have not incurred costs associated with these commitments, and accordingly, no amounts have been accrued for such obligations in the consolidated financial statements.

Our arrangements generally include certain provisions for indemnifying customers against liabilities if our services infringe a third party’s intellectual property rights and in the event of certain other third party claims. To date, we have not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

Value-Added Reseller Agreement

We have a value-added reseller agreement with salesforce.com, inc. for our use of the Salesforce Platform in combination with our developed technology to deliver our Veeva CRM solution, including hosting infrastructure and data center operations provided by salesforce.com. The agreement requires us to pay fees to salesforce.com based on use of the Salesforce Platform by our customers. This agreement was renewed on September 2, 2010, and is effective through September 2, 2015, with a commitment to spend at least a specified amount over the term of the arrangement. The fees incurred are recorded as incurred in cost of subscription services on the consolidated statements of comprehensive income. As of January 31, 2013, we remain obligated to pay fees of $15.9 million prior to September 2, 2015 in connection with this agreement, of which $1.6 million was accrued. As of July 31, 2013 (unaudited), we remain obligated to pay fees of $3.5 million prior to September 2, 2015 in connection with this agreement, of which $2.1 million was accrued.

Note 14.    Related-Party Transactions

On February 18, 2011, we entered into an interest bearing promissory note with our current President. The promissory note had a principal amount of $250,000 with an annual compound interest rate of 0.51% and was collateralized. The note, including both principal and accrued interest, was due on or before February 18, 2014 and was classified as a short-term note receivable on our consolidated balance sheet as of January 31, 2013. On April 11, 2013, the promissory note was paid in full.

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 15.    Information about Geographic Areas

We track and allocate revenues by the principal geographic region of our customers’ end users rather than by individual country, which makes it impractical to disclose revenues for the United States or other specific foreign countries. Revenues by geographic area were as follows for the periods shown below (in thousands):

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(Unaudited)
Revenues by geography:
North America	$27,217	$48,088	$84,546	$37,168	$55,535
Europe	1,904	10,433	29,036	12,179	22,470
Asia Pacific	8	2,741	15,966	4,617	14,364

Total revenues	$29,129	$61,262	$129,548	$53,964	$92,369

Long-lived assets by geographic area are as follows as of the date shown (in thousands):

	January 31,			July 31, 2013
	2011	2012	2013
				(Unaudited)
Long-lived assets by geography:
North America	$322	$599	$846	$1,120
Europe	67	168	445	520
Asia Pacific	37	57	88	506

Total long-lived assets	$426	$824	$1,379	$2,146

Substantially all of the long-lived assets included in the North America region are located in the United States.

Note 16.    Subsequent Events

On March 10, 2013, we granted stock options under our 2012 Plan to certain employees and directors to purchase 13,034,999 shares of common stock at an exercise price of $3.92 per share. These options vest over five years beginning on various dates between February 1, 2014 and February 1, 2017.

On March 26, 2013, we granted stock options under our 2012 Plan to certain employees to purchase 413,500 shares of common stock at an exercise price of $3.92 per share.

On May 23, 2013, we granted stock options under our 2012 Plan to certain employees to purchase 487,000 shares of common stock at an exercise price of $5.73 per share.

On June 20, 2013, we acquired Advantage Management Solutions, Inc., a privately held supplier of healthcare provider data and related software and services, for cash consideration of approximately $12.4 million.

We have evaluated subsequent events from the balance sheet date through June 26, 2013, the date at which the consolidated financial statements were available to be issued.

VEEVA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 17.    Events (unaudited) Subsequent to the Date of the Report of the Independent Registered Public Accounting Firm

On July 31, 2013, we granted stock options under our 2012 Plan to certain employees to purchase 842,500 shares of common stock at an exercise price of $7.55 per share.

On August 6, 2013, Prolifiq Software, Inc. (Prolifiq) filed a patent infringement lawsuit against us in the U.S. District Court for the Northern District of California, and on September 10, 2013, Prolifiq amended its complaint. The amended complaint alleges that our manufacture, use, offer for sale and sale of Veeva CRM Approved Email infringes U.S. Patent Nos. 7,634,556, 7,007,317, 8,296,378, 7,966,374 and 8,171,077 held by Prolifiq. The amended complaint seeks unspecified monetary damages, costs and injunctive relief against us. We intend to vigorously defend this lawsuit. Based on the early stage of the claims and evaluation of the facts available at this time, the amount or range of reasonable possible losses to which we are exposed cannot be estimated and the ultimate resolution of this matter and the associated financial impact, if any, remains uncertain at this time. While Veeva CRM Approved Email revenues have represented a very minor portion of our total revenues, intellectual property litigation is subject to inherent uncertainties, and there can be no assurance that the expenses associated with defending any litigation or the resolution of this dispute would not have a material adverse impact on our results of operations or cash flows.

On September 10, 2013, we granted stock options under our 2012 Plan to certain employees to purchase 495,000 shares of common stock at an exercise price of $9.88 per share.

On October 1, 2013, we granted stock options under our 2012 Plan to certain employees to purchase 236,000 shares of common stock at an exercise price of $13.00 per share.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item	13. Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable in connection with this offering. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the New York Stock Exchange (NYSE) listing fee. Except as otherwise noted, all the expenses below will be paid by us.

SEC registration fee	$28,191
FINRA filing fee	41,005
NYSE listing fee	125,000
Printing and engraving expenses	350,000
Legal fees and expenses	890,000
Accounting fees and expenses	917,000
Blue sky fees and expenses	15,000
Transfer agent and registrar fees	8,550
Miscellaneous fees and expenses	360,254

Total	$2,735,000

Item	14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (Securities Act).

As permitted by the Delaware General Corporation Law, our restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated

bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any director, officer, employee, or other enterprise agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We intend to enter, into indemnification agreements with each of our directors and executive officers and certain other key employees, a form of which is attached as Exhibit 10.1. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of our directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

Reference is made to the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 1.9 of our amended and restated investors’ rights agreement (IRA) contained in Exhibit 4.2 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in our IRA.

We currently carry and intend to continue to carry liability insurance for our directors and officers.

Item 15.	Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

From May 31, 2010 to August 31, 2013, we granted stock options to purchase 9,173,000 shares of our Class B common stock to directors, officers, employees and consultants under the 2007 Stock Plan and stock options to purchase 16,050,499 shares of our Class B common stock to directors, officers, employees and consultants under the 2012 Equity Incentive Plan. The sales of securities described above were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701. All recipients had adequate access, through their relationships with us, to information about us.

From May 31, 2010 to August 31, 2013, we granted stock options to purchase 1,312,500 shares of our Class B common stock to directors and officers in transactions deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act in that such issuances did not involve a public offering. All recipients had adequate access, through their relationships with us, to information about us.

From May 31, 2010 to August 31, 2013, holders of stock options exercised options to purchase an aggregate of 15,338,347 shares of our Class B common stock at exercise prices ranging from $0.01 to $1.54 per share to employees, consultants and directors under the 2007 Stock Plan.

The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates issued in these transactions.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description

1.1†	Form of Underwriting Agreement.

3.1†	Restated Certificate of Incorporation of Registrant, as amended.

3.2†	Form of Restated Certificate of Incorporation of Registrant, to be effective upon completion of this offering.

3.3†	Bylaws of Registrant.

3.4†	Form of Amended and Restated Bylaws of Registrant, to be effective upon completion of this offering.

4.1†	Form of Registrant’s Class A common stock certificate.

4.2†	Amended and Restated Investors’ Rights Agreement, dated May 16, 2008, by and among the Registrant and the other parties thereto.

5.1†	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1†	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2†	2007 Stock Plan and forms of agreements thereunder.

10.3†	2012 Equity Incentive Plan and forms of agreements thereunder.

10.4†	2013 Equity Incentive Plan and forms of agreements thereunder, to be effective upon completion of this offering.

10.5†	2013 Employee Stock Purchase Plan, to be effective upon completion of this offering.

10.6†	Office Lease Agreement, dated December 2008, between Registrant and Hacienda Pleasanton Park MD Parent, LLC, as amended June 11, 2010, January 31, 2011, April 2, 2012 and June 25, 2013.

10.7†**

Amended and Restated Value-Added Reseller Agreement, dated September 2, 2010, between Registrant and salesforce.com, inc., as amended December 3, 2010, December 13, 2010, April 15, 2011, August 23, 2011, September 29, 2011, April 3, 2012 and May 24, 2012.

10.8†	Offer letter, dated June 20, 2013, between Peter P. Gassner and the Registrant.

10.9†	Offer letter, dated June 19, 2013, between Matthew J. Wallach and the Registrant.

10.10†	Offer letter, dated January 25, 2010, between Timothy S. Cabral and the Registrant.

10.11†	Offer letter, dated March 16, 2012, between Ronald E.F. Codd and the Registrant.

21.1†	List of Subsidiaries of Registrant.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2†	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).

24.1†	Power of Attorney.

**

Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment. Omitted portions have been submitted separately to the Securities and Exchange Commission.

†	Previously filed.

(b) Financial Statement Schedules. All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

Item	17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 7 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California, on this 15th day of October, 2013.

VEEVA SYSTEMS INC.

/s/ Timothy S. Cabral

Timothy S. Cabral Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 7 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Peter P. Gassner	Chief Executive Officer and Director (Principal Executive Officer)	October 15, 2013

/s/ Timothy S. Cabral Timothy S. Cabral	Chief Financial Officer (Principal Financial and Accounting Officer)	October 15, 2013

* Mark Armenante	Director	October 15, 2013

* Ronald E.F. Codd	Director	October 15, 2013

* Gordon Ritter	Chairman of the Board of Directors	October 15, 2013

* Young Sohn	Director	October 15, 2013

* Kevin Spain	Director	October 15, 2013

* By:	/s/ Timothy S. Cabral
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description

1.1†	Form of Underwriting Agreement.

3.1†	Restated Certificate of Incorporation of Registrant, as amended.

3.2†	Form of Restated Certificate of Incorporation of Registrant, to be effective upon completion of this offering.

3.3†	Bylaws of Registrant.

3.4†	Form of Amended and Restated Bylaws of Registrant, to be effective upon completion of this offering.

4.1†	Form of Registrant’s Class A common stock certificate.

4.2†	Amended and Restated Investors’ Rights Agreement, dated May 16, 2008, by and among the Registrant and the other parties thereto.

5.1†	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1†	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2†	2007 Stock Plan and forms of agreements thereunder.

10.3†	2012 Equity Incentive Plan and forms of agreements thereunder.

10.4†	2013 Equity Incentive Plan and forms of agreements thereunder, to be effective upon completion of this offering.

10.5†	2013 Employee Stock Purchase Plan, to be effective upon completion of this offering.

10.6†	Office Lease Agreement, dated December 2008, between Registrant and Hacienda Pleasanton Park MD Parent, LLC, as amended June 11, 2010, January 31, 2011, April 2, 2012 and June 25, 2013.

10.7†**

Amended and Restated Value-Added Reseller Agreement, dated September 2, 2010, between Registrant and salesforce.com, inc., as amended December 3, 2010, December 13, 2010, April 15, 2011, August 23, 2011, September 29, 2011, April 3, 2012 and May 24, 2012.

10.8†	Offer letter, dated June 20, 2013, between Peter P. Gassner and the Registrant.

10.9†	Offer letter, dated June 19, 2013, between Matthew J. Wallach and the Registrant.

10.10†	Offer letter, dated January 25, 2010, between Timothy S. Cabral and the Registrant.

10.11†	Offer letter, dated March 16, 2012, between Ronald E. F. Codd and the Registrant.

21.1†	List of Subsidiaries of Registrant.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2†	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).

24.1†	Power of Attorney.

**

Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment. Omitted portions have been submitted separately to the Securities and Exchange Commission.

†	Previously filed.